TRINITY INDUSTRIES

DELIVERING GOODS FOR THE GOOD OF ALL

ANNUAL REPORT

2024

Delivering Goods
for the Good of All

60 YEARS
of Consecutive Quarterly Dividend Payments

$645M
Cash Flow from Operations
65% increase year over year

$1.82
Adjusted EPS
32% increase year over year

 TRINITY INDUSTRIES

DEAR FELLOW SHAREHOLDERS:


Leldon E. Echols
Chairman of the Board


E. Jean Savage
Chief Executive Officer
and President

Our 2024 results reflect impressive operational and financial performance, driven by higher railcar lease rates, significantly improved operational efficiencies, and a higher volume of external repairs supporting the growth of our maintenance business.

We want to start this letter by thanking our employees who come to work every day to help us fulfill our Company purpose, *Delivering Goods for the Good of All*. Our team is best in class, and their hard work and dedication to our great company is reflected in our 2024 performance.

INVESTOR DAY REVIEW

In June, we welcomed various company stakeholders to Dallas for our 2024 Investor Day and site visit. We presented a strong investment thesis for our company, aiming to create an unmatched rail platform that provides a full suite of customer solutions. Our goal is to make a Trinity leased railcar the "railcar of choice" for our shipper customers, leading to higher fleet utilization, more value streams per railcar, and higher shareholder returns. We can achieve this by optimizing our customers' ownership and usage of railcar equipment while cross-selling to deliver innovative solutions and a differentiated experience. There are three key tenets to this investment thesis, which together give us conviction that there is opportunity for significant value realization over the 2024 to 2026 planning period.

1. We Are the Rail Partner of Choice

Trinity remains focused on optimizing our railcar lease fleet and the products and services that support it. We are a premier leasing company with a platform of integrated rail capabilities, including manufacturing, maintenance, and growing parts and services businesses. Our goal is to provide premier customer experience while making strategic decisions to improve the returns on our lease fleet.

In support of our conviction in the returns from our lease fleet, we introduced a three-year net fleet investment target of $750 million to $1 billion.

2. We Can Generate Durable Cash Flow Growth

The railcar market is well positioned with a balanced supply of railcars and a steady demand environment. This gives us multi-year visibility in forward cash flow growth for our leased railcar portfolio due to the contractual nature of the business. We have high conviction in our ability to consistently generate cash and create shareholder value well into the future.

We introduced a new cash flow metric, which adds cash flow from operations together with net gains on lease portfolio sales, at a range of $1.2 billion to $1.4 billion over the three-year period.

3. We Have Optimized Life Cycle Returns

A less volatile operating environment combined with the reduced cyclicality of our platform through the growth of our lease fleet as well as our parts and services businesses allows us to optimize returns through the cycle. There are initiatives in our control designed to improve company returns in the next three years without volume increases.

We expect to maintain an Adjusted Return on Equity ("Adjusted ROE") of 12% to 15% over the three-year period.

Investor Day Conclusion

We believe there is an opportunity for significant value realization for our company. The new metrics we introduced represent the key components of value generation– modest but steady investment in our lease fleet, consistent cash generation, and reliable returns in a less cyclical operating environment. Together, this represents capital discipline, strategic growth, and cash flow generation.

2024 FINANCIAL RESULTS AND 2025 GUIDANCE

Trinity Industries' 2024 full year GAAP EPS of $1.81 and adjusted EPS of $1.82 represents a 32% increase over 2023, driven by higher lease rates, significantly improved margin performance, and a higher volume of external repairs.

We ended the year with an Adjusted ROE of 14.6%, within our target range. Furthermore, our cash flow from operations metric, which includes net gains on lease portfolio sales, was $645 million, up 65% over 2023.

In the Railcar Leasing and Services segment, our current lease fleet is comprised of 109,635 Company-owned railcars with a year-end utilization of 97.0%. We also have another 34,230 railcars that are part of our Rail Investment Vehicle platform, where we build and manage railcar fleets on behalf of passive investor partners. Through the year, we saw lease rates continue to rise, with renewal rates up 30% over expiring rates and a renewal success rate of 74%. In 2024, we made a net fleet investment of

approximately $181 million, which primarily includes new railcar additions and modifications, net of deferred profit, as well as secondary market purchases, net of proceeds from lease portfolio sales.

In the Rail Products Group, the impact of improved labor and operational efficiencies is evident with 68% full year improvement in profit despite relatively flat revenue performance. For the full year, we received orders for 7,685 railcars and delivered 17,570 railcars, representing 41% of the industry's deliveries. We ended the year with a backlog of 16,005 railcars, just under half of the industry backlog, valued at $2.1 billion.

We returned $114 million to shareholders in 2024, comprised of $93 million through dividend payments and $21 million in share repurchases. We have now consecutively paid a quarterly dividend for over sixty years.

As we look forward to 2025, we remain confident in the strength of our platform. While there are ongoing pressures on manufacturing driven by macroeconomic and geopolitical forces, this environment favors our existing assets. We believe that moderated additions to the industry railcar fleet will enable us to continue pricing our existing fleet upward, thereby improving returns for our business.

In 2025, we expect the railcar industry to deliver fewer railcars than in 2024 as continued macroeconomic uncertainty has delayed investment decisions. We expect continued leasing revenue improvement, consistent operating margins, and lower deliveries. We also expect a higher proportion of deliveries to our lease fleet and slightly lower gains on lease portfolio sales.





We believe that our 2025 performance will demonstrate the strength of our platform and our ability to generate strong returns and consistent margin performance.

RAILCAR MARKET OVERVIEW

In 2024, the North American railcar fleet remained in balance. The percentage of the industry fleet in storage has remained within a narrow band of 15% to 20% since early 2022.

That stability comes from the reduction in the North American fleet over the last several years, driven by retirements across multiple car types, including covered hoppers for grain and gondolas and hoppers for coal, aggregates, and steel. In 2024, we saw a slight uptick in storage rates partially attributable to improved railroad service, which is good for our business. Improved service creates modal shift opportunities and should increase rail's overall market share long-term.

The industry has responded with modest production, keeping annual deliveries at replacement levels, between thirty thousand and forty-five thousand per year. We have seen positive volume signals in agriculture, chemicals, and intermodal segments. Additionally, we have visibility into replacement opportunities for vehicular flats, grain cars, and small general service tank cars.

COMMITMENT TO STEWARDSHIP

Trinity is committed to supporting a more sustainable future and making meaningful contributions in addressing our long-term impact.

As leaders of this organization, it is our duty to do what is right for our employees, for the environment, and for our stakeholders. This includes aligning our executive compensation incentives to workforce-related metrics.

Together with our management team, we have placed a renewed emphasis on proactive near miss reporting, where each recorded near miss kicks off a remedial action plan in response and leads to greater safety engagement and awareness. We also launched our Injury Reduction Initiative at facilities in the US and Mexico and implemented ergonomic welding techniques and alternative locking systems for better safety outcomes. We have shown incremental year-over-year improvements in safety metrics and currently have about half the manufacturing industry average for reportable incidents.

We expect to publish our 2024 Corporate Social Responsibility report later this year and look forward to sharing our progress with you there more broadly.

Trinity's Digital Logistics Evolution

      

Procurement & Planning → Order Management → Shipment Execution → Shipment & Railcar Tracking → Loading & Unloading → Freight Audit → Fleet Maintenance

COMMITMENT TO GROWTH AND INNOVATION

While our core businesses are performing well, we embrace opportunities for growth and innovation in our business.

Our maintenance capabilities are an important differentiator when a customer considers a railcar partner. Our ability to service our own fleet through our maintenance network allows for industry-leading turn times and provides better customer experience. Additionally, we are investing in our Mobile Repair Unit business, which allows us to do minor on-site repairs without moving the railcar to a maintenance facility.

We are continuing our digital logistics evolution as we offer more intuitive, efficient, and cost-effective digital solutions. The 2023 acquisition of RSI Logistics allows us to combine Trinity's telematics services with RSI's advanced logistics platform. Now, railcar shippers can plan for a more predictable supply chain from procurement and shipment execution to tracking with GPS for more actionable real-time data. Additionally, RSI's transloading services from rail to truck give the industry an end-to-end solution for a more sustainable means to ship freight. As we continue to develop services offerings, we are better meeting the needs of our customers and continuing to modernize the rail shipping experience.

Our parts business represents a a significant opportunity for growth, with the 2022 Holden acquisition enhancing our performance. We opened our parts distribution center in 2023, which has increased our capabilities and positioned us for sustained growth. We believe Trinity's direct participation in the parts market is a critical piece in optimizing our customer's total cost of ownership.

For the rapidly aging railcar fleet over the next decade, ready supply of parts and maintenance capability makes Trinity an important partner. As a builder and owner of railcars, we have firsthand knowledge of the performance and need for specific replacement parts. Our growing exposure to parts will enhance the returns and generate incremental revenue for our business.

Longer term, we think there are emerging trends that will drive our business. Increased social demand for climate-friendly supply chains will drive greater use of rail. Investment in diverse energy sources will expand related supply chains. Railroads focusing on customer experience combined with advantages of shipping by rail will result in more industrial traffic moving by rail. Finally, international interest in North American freight rail expertise stimulates demand for equipment and services. Trinity has a valued voice in the industry as a market leader. We are staying ahead of emerging trends to drive more value to Trinity and our shareholders.

CLOSING REMARKS

We would like to reiterate that our platform provides a real competitive difference when customers look for solutions. Thank you for investing your time and your dollars with us. We value our partnership. And thank you to the 7,400 men and women of Trinity. Together we have completed a successful year, and we will continue to work together to enhance our company, our offerings, and our returns.

Leldon E. Echols
Chairman of the Board

E. Jean Savage
Chief Executive Officer and President

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 1-6903



TRINITY INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**75-0225040**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14221 N. Dallas Parkway, Suite 1100	
Dallas, Texas	**75254-2957**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(214) 631-4420**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock	TRN	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑   Accelerated filer ☐   Non-accelerated filer ☐

Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter (June 28, 2024) was $2,442.6 million.

At February 13, 2025, the number of shares of common stock, $0.01 par value, outstanding was 81,789,391.

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the registrant's definitive 2025 Proxy Statement.

TRINITY INDUSTRIES, INC.

FORM 10-K

TABLE OF CONTENTS

Forward-Looking Statements

This annual report on Form 10-K (or statements otherwise made by the Company or on the Company's behalf from time to time in other reports, filings with the Securities and Exchange Commission ("SEC"), news releases, conferences, website postings, or otherwise) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements contained herein that are not historical facts are forward-looking statements and involve risks and uncertainties. These forward-looking statements include expectations, beliefs, plans, objectives, future financial performances, estimates, projections, goals, and forecasts. Trinity uses the words "anticipates," "believes," "estimates," "expects," "intends," "forecasts," "may," "will," "should," and similar expressions to identify these forward-looking statements. Potential factors, which could cause our actual results of operations to differ materially from those in the forward-looking statements, include, among others:

- market conditions and customer demand for our business products and services;
- the cyclical nature of the industries in which we compete;
- variations in weather in areas where our products are manufactured, delivered, or used;
- naturally-occurring events, pandemics, fires, and/or disasters causing disruption to our facilities, manufacturing, product deliveries, and production capacity, thereby giving rise to an increase in expenses, loss of revenue, and property losses;
- disruptions in the transportation network used to transport parts and components to our production facilities and to deliver products to our customers, particularly with respect to the delivery of finished railcars from Mexico to the U.S., which may impact our ability to manufacture and timely deliver railcars to our customers;
- shortages of labor;
- impacts from asset impairments and related charges;
- the timing of introduction of new products;
- the inability to effectively integrate acquired businesses;
- the timing and delivery of customer orders, lease portfolio sales, or a breach of customer contracts;
- the creditworthiness of customers and their access to capital;
- product price changes;
- changes in mix of products sold;
- the costs incurred to align manufacturing capacity with demand and the extent of its utilization;
- the operating leverage and efficiencies that can be achieved by our manufacturing businesses;
- availability and costs of steel, component parts, supplies, and other raw materials;
- competition and other competitive factors;
- changing technologies;
- material failure, interruption of service, compromised data security, phishing emails, or cybersecurity breaches in our information technology (or that of the third-party vendors who provide information technology or other services);
- surcharges and other fees added to fixed pricing agreements for steel, component parts, supplies, and other raw materials;
- inflation, interest rates, and capital costs;
- counter-party risks for financial instruments;
- long-term funding of our operations;
- taxes;
- the stability of the governments and political and business conditions in certain foreign countries, particularly Mexico;
- fluctuations in foreign currency exchange rates, particularly the Mexican peso;
- geopolitical events, including armed conflicts, and their impact on supply chains, pricing, and the global economy;
- changes in import and export quotas and regulations;
- business conditions in emerging economies;
- costs and results of litigation, including trial and appellate costs;
- changes in accounting standards or inaccurate estimates or assumptions in the application of accounting policies;
- changes in laws and regulations that may have an adverse effect on demand for our products and services, our results of operations, financial condition, or cash flows;
- legal, regulatory, and environmental issues, including compliance of our products with mandated specifications, standards, or testing criteria and obligations to remove and replace our products following installation or to recall our products and install different products;
- actions by U.S. and/or foreign governments (particularly Mexico and Canada) relative to federal government budgeting, taxation policies, government expenditures, borrowing/debt ceiling limits, tariffs, and trade policies;

- the use of social or digital media to disseminate false, misleading and/or unreliable or inaccurate information; and
- the inability to sufficiently protect our intellectual property rights.

Any forward-looking statement speaks only as of the date on which such statement is made. Except as required by federal securities laws, Trinity undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made. For a discussion of risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, "Risk Factors" included elsewhere herein.

Item 1. *Business.*

General

Trinity Industries, Inc. and its consolidated subsidiaries ("Trinity," "Company," "we," "our," or "us") own businesses that are leading providers of railcar products and services in North America. We market our railcar products and services under the trade name *TrinityRail*®. Our platform also includes the brands of RSI Logistics, a provider of software and logistics solutions, and Holden America, a supplier of railcar parts and components. Our platform provides railcar leasing and management services; railcar manufacturing; railcar maintenance and modifications; and other railcar logistics products and services.

Trinity was incorporated in 1933 and became a Delaware corporation in 1987. We are headquartered in Dallas, Texas, and our principal executive offices are located at 14221 N. Dallas Parkway, Suite 1100, Dallas, TX 75254-2957. Our telephone number is 214-631-4420, and our Internet website address is www.trin.net.

Unless otherwise stated, any reference to income statement items in this Annual Report on Form 10-K (the "Form 10-K") refers to results from continuing operations.

Reportable Segments

Effective January 1, 2024, the Company modified its organizational structure to better leverage our maintenance services capabilities to support lease fleet optimization and to grow our services and parts businesses. The new structure resulted in a change to our reportable segments beginning in 2024. In connection with this organizational update, we aligned the maintenance services business, which was previously reported in the Rail Products Group, to now be presented within our leasing business. Consequently, beginning January 1, 2024, we report our operating results in two reportable segments: (1) the Railcar Leasing and Services Group, formerly the Railcar Leasing and Management Services Group, and (2) the Rail Products Group.

Reportable Segments	
Railcar Leasing and Services Group	**Rail Products Group**



Business Overview and Current Business Strategy

Our purpose is *delivering goods for the good of all* by being a premier provider of railcar products and services. We operate industry-leading railcar leasing, manufacturing, and services businesses, providing a single source for comprehensive rail transportation solutions and services in North America. Our objective is to deliver attractive leased railcar portfolio returns and outstanding customer experiences by providing high quality, innovative products and services. We continuously grow and enhance our product and service offerings to optimize the ownership and use of railcars and improve our customers' logistics operations. We coordinate sales and marketing activities for our railcar leasing, manufacturing, and maintenance services under the *TrinityRail* platform. Our platform also includes the brands of RSI Logistics, a provider of software and logistics solutions, and Holden America, a supplier of railcar parts and components. The TrinityRail platform serves as a single point of contact for railroads, shippers, and third-party leasing companies seeking rail equipment and services. Our platform offers a complete portfolio of railcar solutions to our customers as summarized below:

	Commercial End Markets & Commodities				
	Refined Products & Chemicals	**Energy**	**Agriculture**	**Construction & Metals**	**Consumer Products**
Covered Hopper Cars	Plastics	Industrial Sand	Grain Products, Dry Fertilizer, Flour, Starch	Cement, Construction Materials, Lumber	
Open Hopper & Gondola Cars		Coal		Scrap Metal, Aggregates, Finished Steel	
Other Freight Cars	Other Chemicals		Food Products	Lumber, Steel and Metals, Cement	Autos, Paper, Intermodal
Non-Pressure Tank Cars	Chemicals, Petroleum Products	Crude Oil, Biofuels	Food Products, Grain Products	Aggregates (Clay Slurry)	
Pressure Tank Cars	Liquified Gases, Chemicals, Petroleum Products		Fertilizer		

Railcar Leasing and Services Group. Our Railcar Leasing and Services Group ("Leasing Group") is a leading provider in North America of comprehensive railcar industry services. Through wholly-owned subsidiaries, including Trinity Industries Leasing Company ("TILC"), and partially-owned subsidiaries, including TRIP Rail Holdings LLC ("TRIP Holdings") and RIV 2013 Rail Holdings LLC ("RIV 2013"), we primarily offer full-service operating leases for freight and tank railcars.

In addition, TILC originates and manages railcar leases for third-party investors and provides fleet maintenance and management services to industrial shippers. Our affiliations with third-party investor-owned funds, through strategic railcar alliances and the formation of railcar investment vehicles, combined with TILC's fleet maintenance and management services capabilities, complement our leasing business by generating stable fee income, strengthening customer relationships, and enhancing the view of *TrinityRail* as a leading provider of railcar products and services.

We offer a full range of services to support the maintenance needs of our leased railcar fleet and our customers' railcars. Our flexible solutions include field inspections and comprehensive compliance testing; standard repairs and maintenance; and specialized cleaning, inspection, and testing at multiple facilities in the U.S. We provide modification capabilities and assist in transitioning railcars to new industry standards. We believe that our investment in our maintenance services capabilities extends and enhances our ability to serve our lease fleet and our customers. We compete in the North American market against numerous maintenance services providers.

We believe we are a leader in the rail industry digital transformation by providing digital and terminal management services designed to increase the efficiency and visibility of the supply chain, while leveraging data, insights, and analytics to make decisions that improve operations and reduce costs.

The railcars in our lease fleet are leased to industrial shippers and railroads. These companies operate in various markets, including refined products and chemicals, energy, agriculture, construction and metals, and consumer products. Substantially all of the railcars in our lease fleet were manufactured by our Rail Products Group. The terms of our railcar leases generally provide for fixed monthly rentals that vary from one year to ten years. We compete in the North American full-service leasing market primarily against five major railcar lessors, as well as numerous smaller lessors. We serve our customers predominantly through full-service leases; however, a small portion of our lease fleet operates on per diem leases that earn usage-based variable lease payments or on net leases under which the lessee assumes responsibility for maintenance of the railcars. We compete primarily on the basis of the quality and craftsmanship of our railcars, competitive pricing, and our ability to provide an outstanding customer experience.

As of December 31, 2024, the lease fleet of our subsidiaries included 109,635 railcars that were 97.0% utilized, of which 107,395 railcars were owned by TILC or its affiliates and 2,240 railcars were under leased-in arrangements and are not reflected in the property, plant, and equipment amounts reported on our Consolidated Balance Sheets. Railcars under management, including those owned by third-party investors, totaled 143,865 railcars.

Lease Fleet Diversification

The following charts provide additional information with respect to the number of railcars in the Company's lease fleet.



Equipment Portfolio

Wholly-owned
60%
Investor-owned
24%
Partially-owned
16%

Markets Served (1)

Construction & Metals
10%
Agriculture
20%
Energy
27%
Refined Products & Chemicals
34%
Consumer Products
9%

Railcar Type (1)

Pressure Tank Cars
10%
Covered Hopper Cars
30%
Non-Pressure Tank Cars
38%
Open Hopper, Gondola Cars
11%
Other Freight
11%

Lease Type (1)

Full Service Lease
77%
Non-Utilized
3%
Per Diem
8%
Net Lease
12%

(1) Data presented in this chart includes wholly-owned railcars, partially-owned railcars, and railcars under leased-in arrangements, which totaled 109,635 railcars as of December 31, 2024.

Rail Products Group. Through wholly-owned subsidiaries with facilities in the U.S. and Mexico, our Rail Products Group is a leading manufacturer of freight and tank railcars in North America used for transporting a wide variety of liquids, gases, and dry cargo. Additionally, our Rail Products Group offers a sustainable railcar conversion program whereby certain tank cars and freight cars are converted or upgraded to better meet changing market demands. Our parts and components business provides complementary rail-related offerings, including manufacturing and distributing new, refurbished, and replacement parts. We believe our Rail Products Group's diversified manufacturing capabilities enable us to capitalize on changing industry trends and developing opportunities in various markets.

Our customers include railroads, leasing companies, and industrial shippers of products in various markets, such as refined products and chemicals, energy, agriculture, construction and metals, and consumer products. We compete in the North American market primarily against four major railcar manufacturers.

We hold patents of varying duration for use in our manufacture of railcars and components. We believe patents offer a marketing advantage in certain circumstances. No material revenues are received from the licensing of these patents.

Marketing.

We sell or lease substantially all of our products and services through our own sales personnel operating from offices in multiple U.S. locations, as well as Canada and Mexico. We also use independent sales representatives on a limited basis.

Raw Materials and Suppliers.

Railcar Specialty Components and Steel. Products manufactured at our railcar manufacturing facilities require a significant supply of raw materials, such as steel, as well as numerous specialty components, such as brakes, wheels, heads, side frames, bolsters, and bearings. The input costs for materials, including raw steel, specialty components, and other parts and coatings purchased from third parties, represent, on average, more than 70% of the cost of most railcars. Although the number of alternative suppliers of specialty components has declined in recent years, at least two suppliers continue to produce most components.

The principal material used in railcar manufacturing is steel. During 2024, the supply of steel was sufficient to support our manufacturing requirements. Steel prices are subject to volatility and are a major component of our cost of revenues. We typically use contract-specific purchasing practices, existing supplier commitments, contractual price escalation provisions, and other arrangements with our customers to reduce the impact of plate and coil steel price volatility on our operating profit. However, volatility in steel prices impacts the cost of certain railcar components, and higher steel prices could reduce demand for new railcars. As a result of disruptions in the global supply chain, we have, from time to time, experienced shortages of materials used to manufacture or repair certain railcar types. Such challenges could negatively impact our operations or our ability to timely deliver railcars to our customers. We actively monitor our supply chain and take appropriate steps within our control to mitigate the potential impacts on our production schedules and delivery timelines.

Human Capital.

The following table presents the approximate headcount breakdown of employees by reportable segment as of December 31, 2024:

Railcar Leasing and Services Group	1,685
Rail Products Group	5,040
Corporate and Enterprise Support	655
	7,380

As of December 31, 2024, approximately 2,890 employees were employed in the U.S. and 4,490 were employed in Mexico. Additional information on our human capital programs and initiatives is included in our Interim Corporate Social Responsibility Report, which is available on our website. Information contained on our website is not included in, or incorporated by reference into, this Annual Report on Form 10-K.

Safety. We are committed to providing a safe and healthy work environment for all employees. We seek to protect the well-being of our employees through comprehensive health and safety policies and procedures that include the identification and mitigation of health and safety risks, operations management, health and safety training, emergency preparedness, performance auditing, program certification, and improvement targets. Our Occupational Health and Safety system includes robust protocols and procedures that extend to employees and suppliers. All of our railcar manufacturing and maintenance facilities in the U.S. and Mexico, as well as our corporate headquarters, are certified to the ISO 45001 (occupational health and safety) and ISO 14001 (environmental management) standards. Additionally, we are a certified partner through the American Chemistry Council's Responsible Care® Management System, which guides the continual improvement of our environmental, health, and safety practices and performance.

Workforce Talent and Diversity. We are committed to attracting and retaining highly skilled and diverse employees and are proud that our workforce is made up of talented people from a variety of backgrounds. We strive to uphold this commitment throughout the Company, including through all stages of our human resources process, from recruitment and hiring to talent retention.

We encourage and support employee resource and networking groups and other employee groups, which offer educational, professional development, and community service opportunities. We also provide focused training, mentoring, and employee development for specialized positions, such as plant managers, engineers, accountants, and more.

Through strategies such as our employee experience survey, our employee recognition program, and a comprehensive commitment to our core values, we are dedicated to building a healthy, engaging workplace where employees can thrive and do their best work. We pride ourselves on maintaining an active dialogue with our employees. We benchmark overall employee engagement with an annual cross-organization survey targeting metrics such as career growth and development, manager effectiveness, team dynamics, and more, and use the results of this survey to guide our efforts to improve the employee experience.

Human Rights. We are committed to respecting human rights throughout all our operations, and seek to provide respect, dignity, and fair wages for our employees and contractors. We are committed to promoting human rights and strive to ensure that the products and services provided by the Company and our third-party business partners are ethically sourced and do not breach human rights laws in countries in which they originate nor the internationally recognized human rights framed under the Universal Declaration of Human Rights and the relevant sections of the UN Guiding Principles on Business and Human Rights. These commitments are formalized and enforced through our Labor and Human Rights Policy, as well as our Code of Business Conduct and Ethics.

Information about our Executive Officers.

The following table sets forth the names and ages of all of our executive officers, positions and offices presently held by them, and the year each person first became an officer. All officer terms expire in May 2025.

Name	Age	Office	Officer Since
E. Jean Savage	61	Chief Executive Officer and President	2020
Eric R. Marchetto	55	Executive Vice President and Chief Financial Officer	2001
Scott M. Ewing	52	Executive Vice President and Chief Legal Officer	2020
Christina N. Maldonado	42	Vice President and Chief Accounting Officer	2024
Gregory B. Mitchell	59	Executive Vice President, Leasing and Services	2007
Kevin Poet	58	Executive Vice President, Operations and Support Services	2020

Ms. Savage has served as the Company's Chief Executive Officer and President since 2020, and has served as a member of the Company's Board of Directors since 2018. Prior to her employment with the Company, from 2002 to 2020, she served in a variety of positions with Caterpillar, Inc. ("Caterpillar"), a manufacturer of construction and mining equipment, industrial gas turbines, and diesel-electric locomotives. From 2017 until her retirement from Caterpillar in 2020, she served as Vice President of Caterpillar's Surface Mining and Technology Division. From 2014 to 2017, she was Chief Technology Officer and Vice President of Caterpillar's Innovation and Technology Development Division.

Mr. Marchetto has served as Executive Vice President and Chief Financial Officer since 2020. He served as Senior Vice President and Group President of TrinityRail from 2019 until his appointment as Chief Financial Officer. He served as the Chief Commercial Officer for the Company's rail businesses from 2018 to 2019. He served as Executive Vice President and Chief Administrative Officer for the Company's rail businesses from 2016 to 2018, following service as Executive Vice President and Chief Financial Officer for the rail businesses from 2012 to 2016. He joined the Company in 1995.

Mr. Ewing has served as Executive Vice President and Chief Legal Officer since 2023, having previously served as Vice President and Associate General Counsel from 2020 to 2023. He joined the Company in 2016 as Associate General Counsel. Prior to joining Trinity, Mr. Ewing was an attorney with the law firm of Haynes and Boone, LLP from 2008 to 2015.

Ms. Maldonado has served as Vice President and Chief Accounting Officer since 2024, having previously served as Corporate Controller from 2018 to 2024. Prior to joining Trinity in 2018, she held various accounting and financial reporting leadership roles at Dean Foods Company and GameStop Corp. Ms. Maldonado began her career in the audit practice of Deloitte & Touche LLP and is a licensed certified public accountant in the State of Texas.

Mr. Mitchell has served as Executive Vice President, Leasing and Services since January 2024. He served as Executive Vice President and Chief Commercial Officer from 2020 to 2023, having served as Chief Commercial Officer of TrinityRail since 2019. In 2018, he was named Chairman of Trinity Highway Products and Trinity Logistics. Prior to joining Trinity in 2007, he served as an executive or in senior leadership in supply chain for companies such as Glazers Corporation, Gap Inc., and Wal-Mart.

Mr. Poet has served as Executive Vice President, Operations and Support Services since 2022, having previously served as Executive Vice President, Support Services since 2020. He joined Trinity in 2020 from Siemens AG, where from 2016 to 2019 he served in a variety of operational roles, including most recently as Vice President of Operations for Siemens Energy, Inc. From 2006 to 2016, he served in several operational roles of increasing responsibility for Ford Motor Company.

Commitment to Sustainability.

We recognize that further integrating the key principles of sustainability, including environmental stewardship, safety and quality assurance, corporate social responsibility, our employees' health and well-being, and proactive governance of each, are important to enhancing the Company's long-term value. We strive to employ company resources in ways that make positive contributions to our stakeholders and the communities in which we operate. As we pursue improvements to our products and services, we keep in mind the environmental and societal impacts of our decisions and work to protect natural resources and the environment for the benefit of current and future generations. We continuously look for ways to improve our governance practices with the goal of promoting the long-term interests of stakeholders, strengthening accountability, and inspiring trust.

Environmental Stewardship. We take our commitment to reducing our own environmental impact seriously, as we recognize climate change is a challenge facing our business, industry, and communities today. We are committed to contributing to a more resource-efficient economy and embedding climate change mitigation into our business strategy to help confront challenges such as energy management, fuel economy and efficiency, and materials sourcing and resiliency. We aim to operate our business in a manner that minimizes the impact on natural resources and the environment, and have certified all of our railcar manufacturing and maintenance facilities in the U.S. and Mexico, as well as our corporate headquarters, to the ISO 14001 (environmental management) standard. We believe railcars are a more environmentally-friendly way to fuel the North American supply chain that will continue to play a critical role in an energy transition economy. U.S. freight railroads produce far fewer greenhouse gas emissions than certain other modes of commercial transportation, such as trucks. We strive to responsibly support our products' utility throughout their lifecycle, including maintenance to extend life, and recycling up to 95% of the railcar at the end of its useful life. Additionally, our sustainable railcar conversion program repurposes and reuses railcar materials and components to bring renewed life to existing assets.

Social Responsibility. We actively engage stakeholders across our environmental, health, and safety initiatives to continually improve processes and performance as we operate our businesses with a goal of zero injuries and incidents. This level of engagement and commitment is reflected in the ISO 45001 (occupational health and safety) certification of our railcar manufacturing and maintenance facilities, as well as our corporate headquarters. Our goal is to add value to the communities in which we live and work, strengthening our relationships and leveraging our partnerships to amplify our impact. We strive to attract and retain a diverse and empowered workforce. Our priorities include fostering an inclusive and collaborative workplace, promoting opportunities for professional development, improving the health and well-being of our employees and other stakeholders, and contributing to the communities in which we operate.

Governance. Our goal is to promote the long-term interests of stakeholders, strengthen accountability, and inspire trust. We have focused our governance practices to promote best-in-class leadership, diversity, independence, and stockholder-aligned incentive practices at the most senior levels. Our Board of Directors includes an independent Chairman and diverse and independent Board members who help ensure that our business strategies and programs, including our compensation program, are aligned with stakeholder interests. Our Board of Directors and senior management teams are also committed to the Company's continued respect for human rights throughout all our operations. The Corporate Governance and Directors Nominating Committee of our Board oversees (i) the process and preparation of the Company's Corporate Social Responsibility Report and (ii) the actions and steps taken towards the Company's environmental, social, and governance goals. The Finance and Risk Committee receives and oversees environmental, health, and safety reporting and has the responsibility to review and assess risk exposure related to the Company's operations, including safety, environmental, financial, contingent liabilities, and other risks material to the Company. The Audit Committee oversees the Company's policies and procedures relating to risk assessment, management, and mitigation.

Green Financing Framework. As part of our sustainability efforts, TILC issued its Green Financing Framework in January 2021 supported by a second-party opinion from Sustainalytics, a Morningstar Company and a globally-recognized provider of environmental, social, and governance research, ratings, and data. The Green Financing Framework enhances the Company's sustainability strategy by contributing to a more resource-efficient economy through the financing of railcar assets that contribute to reducing the overall environmental footprint of the transportation industry.

In accordance with the International Capital Market Association's Green Bond Principles, 2018 and the Loan Syndications and Trading Association's Green Loan Principles, 2020, TILC manages and reports on eligible projects and assets to existing debt holders. The Green Financing Framework enables Trinity's leasing company to issue green financing instruments, including green non-recourse bonds and green loans, supported by green eligible railcar assets. Under the existing framework, TILC has over $4 billion of outstanding railcar-related debt that qualifies for the Green Financing designation.

Governmental Regulation.

Railcar Industry. Our railcar and related manufacturing, maintenance services, and leasing businesses are regulated by multiple governmental regulatory agencies such as the U.S. Environmental Protection Agency ("USEPA"); Transport Canada ("TC"); the U.S. Department of Transportation ("USDOT") and the administrative agencies it oversees, including the Federal Railroad Administration ("FRA"), the Pipeline and Hazardous Materials Safety Administration ("PHMSA"), and the Research and Special Programs Administration; Mexico's Agencia Reguladora del Transporte Ferroviario; Mexico's Secretaria de Comunicaciones y Transportes; and industry authorities such as the Association of American Railroads ("AAR"). All such agencies and authorities promulgate rules, regulations, specifications or operating standards affecting railcar design, configuration, and mechanics; maintenance; and rail-related safety standards for railroad equipment, tracks, and operations, including the packaging and transportation of hazardous or toxic materials. We believe that our product designs and operations are in compliance with these specifications, standards, and regulations applicable to our business and that our processes and controls adequately mitigate the risk that potential non-compliance could result in a material adverse effect on our operations of financial condition.

Occupational Safety and Health Administration and Similar Regulations. Our operations are subject to regulation of health and safety matters by the U.S. Occupational Safety and Health Administration ("OSHA") and the Secretaria del Trabajo y Prevision Social ("STPS") in Mexico. We believe that we employ appropriate precautions to protect our employees and others from workplace injuries and harmful exposure to materials handled and managed at our facilities. However, claims asserted against us for work-related illnesses or injury and the further adoption of occupational safety and health regulations in the U.S. or in foreign jurisdictions in which we operate could increase our operating costs. While we do not anticipate having to make material expenditures in order to remain in substantial compliance with health and safety laws and regulations, we are unable to predict the ultimate cost of compliance.

Environmental Matters.

We are subject to comprehensive federal, state, local, and foreign environmental laws and regulations relating to the release or discharge of materials into the environment; the management, use, processing, handling, storage, transport, and disposal of hazardous and non-hazardous waste and materials; and other activities relating to the protection of human health, natural resources, and the environment.

Environmental operating permits are, or may be, required for our operations under these laws and regulations. These operating permits are subject to modification, renewal, and revocation. We regularly monitor and review our operations, procedures, and policies for compliance with our operating permits and related laws and regulations. We believe that our operations and facilities, whether owned, managed, or leased, are in substantial compliance with applicable environmental laws and regulations and that any non-compliance is not likely to have a material adverse effect on our operations or financial condition.

See Item 1A for further discussion of risk factors with regard to environmental, governmental, and other matters.

Additional Information.

Our Internet website address is www.trin.net. Information on the website is available free of charge. We make available on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments thereto, as soon as reasonably practicable after such material is filed with, or furnished to, the SEC. The contents of our website are not intended to be incorporated by reference into this report or into any other report or document we file and any reference to our website is intended to be an inactive textual reference only.

Item 1A. *Risk Factors.*

Our business is subject to a number of risks, which are discussed below. There are risks and uncertainties that could cause our actual results to be materially different from those mentioned in forward-looking statements that we make from time to time in filings with the SEC, news releases, reports, proxy statements, registration statements, and other written communications, as well as oral forward-looking statements made from time to time by representatives of our Company. All known material risks and uncertainties are described below. You should consider carefully these risks and uncertainties in addition to the other information contained in this report and our other filings with the SEC including our subsequent reports on Forms 10-Q and 8-K, and any amendments thereto before deciding to buy, sell, or hold our securities. If any of the following known risks or uncertainties actually occurs with material adverse effects on us, our business, financial condition, results of operations, and/or liquidity could be harmed. In that event, the market prices for our various securities could decline and you may lose all or part of your investment.

The cautionary statements below discuss important factors that could cause our business, financial condition, operating results, and cash flows to be materially adversely affected. Readers are cautioned not to place undue reliance on the forward-looking statements contained herein. Except as required by federal securities laws, we undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

Strategic, Business, and Operational Risks

The industries in which our customers operate are cyclical in nature, which can expose our business to unpredictable demand and volatility.

Our business is subject to the demands of our customers and the broader economy, and we have particular exposure to the cyclicality of energy products, agriculture products, and consumer products. Additionally, periodic downturns in economic conditions typically have a significant adverse effect on cyclical industries due to decreased demand for new and replacement products. Decreased demand could result in lower sales volumes, lower prices, and/or a decline in or loss of profits.

While the business cycles of the various end markets we serve may not typically coincide, an economic downturn could affect disparate cycles simultaneously. The railcar industry has previously experienced sharp cyclical downturns and at such times operated with minimal backlog. The impacts of such an economic downturn may magnify the adverse effect on our business.

Shortages of skilled labor and/or qualified employees have adversely impacted and could continue to impact our operations.

We depend on skilled labor in the manufacture, maintenance, and repair of railcar products and on other qualified employees in all aspects of our business. Some of our facilities are located in areas where demand for skilled laborers exceeds supply. We have experienced shortages of qualified employees and/or skilled labor and increased turnover at certain facilities, resulting in increased labor costs from temporary workers and operating inefficiencies. Shortages of, or the inability to attract, train, integrate, and retain, some types of skilled laborers, such as welders, restrict our ability to maintain or increase production rates and increase our labor costs. An overall labor shortage, lack of skilled labor, increased turnover, or higher labor costs could adversely impact our operations and profitability.

A disruption in the movement of rail traffic could impair our ability to deliver railcars and other products to our customers in a timely manner, which could prevent us from meeting customer demand, reduce our sales, and negatively impact our results of operations.

Once a railcar or other product is manufactured in one of our plants, it must be moved by rail to a customer delivery point. In many cases, the manufacturing plant and the delivery point are in different countries. Many different and unrelated factors could cause a delay in our ability to move our goods in a timely manner from the manufacturing plant to the delivery point, including physical disruptions such as armed conflict, natural disasters and power outages; strikes, labor stoppages, border closures, or shortages hindering the operation of railroads and related transportation infrastructure; regulatory and bureaucratic inefficiency and unresponsiveness; railroad embargoes or operational inefficiencies; and other causes. A material disruption in the movement of rail traffic could negatively impact our business and results of operations.

Fluctuations in the price and supply of materials used in the production of our products, including inflationary pressures, could have a material adverse effect on our ability to cost-effectively manufacture and sell our products. In some instances, we rely on a limited number of suppliers for certain materials required in our production.

A significant portion of our business depends on the adequate supply of numerous specialty and other parts and components at competitive prices, such as brakes, wheels, side frames, bolsters, and bearings for the railcar manufacturing business. Additionally, from time to time, we have experienced volatility in commodity and supply chain costs, including the costs of labor, raw materials, energy, fuel, materials and other inputs necessary for the production of our products. Our manufacturing operations partially depend on our ability to obtain timely deliveries of materials in acceptable quantities and quality from our suppliers. Certain materials for our products are currently available from a limited number of suppliers and, as a result, we may have limited control over pricing, availability, and delivery schedules. The inability to procure a sufficient quantity of materials on a timely basis could create disruptions in our production and result in delays while we attempt to engage alternative suppliers. Worsening economic or commercial conditions could reduce the number of available suppliers, potentially increasing our rejections for poor quality and requiring us to source unknown and distant supply alternatives. Any such disruption or conditions could harm our business and adversely impact our results of operations.

Risks related to our operations outside of the U.S., particularly Mexico, could decrease our profitability.

The majority of our railcars are manufactured in Mexico. Our Mexico operations and other operations outside of the U.S. are subject to the risks associated with cross-border business transactions and activities. Political, legal, trade or economic change or instability, criminal activities or social unrest could limit or curtail our respective foreign business activities and operations, including the ability to hire and retain employees. We cannot predict the likelihood of future effects from such risks or any resulting adverse impact on our business, results of operations or financial condition. Many items manufactured by us in Mexico are sold in the U.S., and the transportation and import of such products may be disrupted. The countries in which we operate, including Canada and Mexico, have regulatory authorities that regulate products sold or used in those countries. If we fail to comply with the applicable regulations within the foreign countries where we operate, we may be unable to market and sell our products in those countries. In addition, with respect to operations in foreign countries, unexpected changes in laws, rules, and regulatory requirements; tariffs and other trade barriers, including regulatory initiatives for buying goods produced in America; more stringent or restrictive laws, rules, and regulations relating to labor or the environment; adverse tax consequences; price exchange controls; and restrictions or regulations affecting cross-border rail and vehicular traffic could limit operations, affecting production throughput and making the manufacture and distribution of our products less timely or more difficult. Furthermore, any material change in the quotas, regulations, tariffs, or duties on imports imposed by the U.S. government and agencies, or on exports by the government of Mexico or its agencies, could affect our ability to export products that we manufacture in Mexico. Because we have operations outside the U.S., we could be adversely affected by final judgments of non-compliance with the U.S. Foreign Corrupt Practices Act or import/export rules and regulations and similar anti-corruption, anti-bribery, or import/export laws of other countries.

We operate in highly competitive industries. We may not be able to sustain our market leadership positions, which may impact our financial results.

We face aggressive competition in the end markets we serve. In addition to price, we face competition in respect to product performance and technological innovation, quality, reliability of delivery, customer service, and other factors. The effects of this competition, which is often intense, could reduce our revenues and operating profits, limit our ability to grow, increase pricing pressure on our products, and otherwise affect our financial results.

We may be unable to maintain railcar assets on lease at satisfactory lease rates. The composition of our lease fleet may not be optimally aligned with market demand or conditions.

The profitability of our railcar leasing business depends on our ability to lease railcars at satisfactory lease rates, to re-lease railcars at satisfactory lease rates upon the expiration and non-renewal of existing leases, and to sell railcars in the secondary market as part of our ordinary course of business. Our ability to accomplish these objectives is dependent upon several factors, including, among others:

- the cost of and demand for leases or ownership of newer or specific-use railcar types;
- the composition of our lease fleet in relation to market demand for various types of railcars;
- the general availability in the market of competing used or new railcars;
- the degree of obsolescence of leased or unleased railcars, including railcars subject to regulatory obsolescence;
- the prevailing market and economic conditions, including the availability of credit, interest rates, and inflation rates;
- the market demand or governmental mandate for refurbishment; and
- the volume and nature of railcar traffic and loadings.

A downturn in the industries in which our lessees operate and decreased demand for railcars could also increase our exposure to re-marketing risk because lessees may demand shorter lease terms or newer railcars, requiring us to re-market leased railcars more frequently. Furthermore, the resale market for previously leased railcars has a limited number of potential buyers. Our inability to re-lease or sell leased or unleased railcars in a timely manner on favorable terms could result in lower lease rates, lower lease utilization percentages, and reduced revenues and operating profit.

The limited number of customers for certain of our products, the variable purchase patterns of our customers, and the timing of completion, delivery, and customer acceptance of orders may cause our revenues and income from operations to vary substantially each quarter, potentially resulting in significant fluctuations in our quarterly results.

Some of the markets we serve have a limited number of customers. The volumes purchased by customers vary from year to year, and not all customers make purchases every year. As a result, the order levels for our products have varied significantly from quarterly period to quarterly period in the past and may continue to vary significantly in the future. Therefore, our results of operations in any particular quarterly period may also vary. As a result of these quarterly fluctuations, we believe that comparisons of our sales and operating results between quarterly periods may not be meaningful and should not be relied upon as indicators of future performance.

Changes in the price and demand for steel could lower our margins and profitability.

The principal material used in our manufacturing segment is steel. Market steel prices exhibit periods of volatility. Steel prices may experience further volatility as a result of scrap surcharges assessed by our suppliers and other market factors. We have experienced, and may continue to experience, increases in the costs of steel, components, and certain other inputs that represent a substantial portion of our cost of revenues. We typically use contract-specific purchasing practices, existing supplier commitments, contractual price escalation provisions, and other arrangements with our customers to mitigate the effect of this volatility on our operating profit. To the extent that we do not have such arrangements in place, an adverse change in steel prices lowers our profitability in the Rail Products Group. In addition, meeting production demands is dependent on our ability to obtain a sufficient amount of steel. An unanticipated interruption in our supply chain could have an adverse impact on both our margins and production schedules.

Reductions in the availability of energy supplies or an increase in energy costs may increase our operating costs.

We use various gases, including natural gas, at our manufacturing facilities. An outbreak or escalation of hostilities between the U.S. and any foreign power or other prolonged conflicts that may disrupt global energy markets could result in a real or perceived shortage of petroleum and/or natural gas, which could result in an increase in the cost of natural gas or energy in general. Extreme weather conditions and natural occurrences, such as hurricanes, tornadoes, and floods, or a pandemic, could result in varying states of disaster and a real or perceived shortage of petroleum and/or natural gas, including rationing thereof, potentially resulting in an increase in natural gas prices or general energy costs. Speculative trading in energy futures in the world markets could also result in an increase in natural gas and general energy costs. Future limitations on the availability (including limitations imposed by increased regulation or restrictions on rail, road, and pipeline transportation of energy supplies) or consumption of petroleum products and/or an increase in energy costs, particularly natural gas for plant operations and diesel fuel for vehicles and plant equipment, could have an adverse effect upon our ability to conduct our business cost effectively.

Our inability to produce, protect and disseminate relevant and/or reliable data and information pertaining to our business in an efficient, cost-effective, secure, and well-controlled fashion may have significant negative impacts on confidentiality requirements and obligations and trade secret or other proprietary needs and expectations and, therefore, our future operations, profitability, and competitive position.

We rely on information technology infrastructure and architecture, including hardware, network, software, people, and processes to provide useful and confidential information to conduct our business. This includes correspondence and commercial data and information interchange with customers, suppliers, legal counsel, governmental agencies, and consultants, and to support assessments and conclusions about future plans and initiatives pertaining to market demands, operating performance, and competitive positioning. Any material failure or interruption of service, including potential disruption from periodic financial or operating system upgrades, could adversely affect our relations with suppliers and customers, place us in violation of confidentiality and data protection laws, rules, and regulations, and result in negative impacts to our market share, operations, profitability, and reputation.

We face risks related to cybersecurity attacks and other breaches of our information systems and technology.

We rely on the proper functioning and availability of our information technology systems, some of which are dependent on services provided by third parties, in operating our business. It is important that the data processed by these systems remains confidential, as it often includes sensitive information relating to our business, customers, employees, and vendors. As with most companies, we are subject to attempted cybersecurity disruptions and intrusions, and we expect such attempts to continue. At times, certain of our vendors have suffered cybersecurity breaches. These incidents have not had a material adverse impact on our operations, and, to date, the Company has not experienced a material information security breach itself. However, failure to prevent or mitigate data loss or system intrusions from cybersecurity attacks or other security breaches could expose us, our vendors, or our customers to a risk of loss or misuse of such information, adversely affect our operating and financial results, restrict or prevent operations or financial reporting, result in litigation, potential liability, or regulatory risk and otherwise harm our business. Likewise, data privacy breaches from our systems could expose personally identifiable information of our employees or contractors, sensitive customer data, or vendor data to unauthorized persons, adversely impacting our customer service, employee relationships, and our reputation. Information technology security threats to network and data security are increasing in frequency and sophistication, and cyberattacks pose a risk to the security of our information technology systems, including those of third-party service providers with whom we have contracted, as well as the confidentiality, integrity, and availability of the data stored on those systems. We maintain an information security program, which consists of safeguards, procedures, and controls to mitigate such risks. Our information systems are protected through physical and software safeguards as well as backup systems considered appropriate by management. However, there can be no guarantee that we, or third-party service providers with whom we have contracted, will be able to prevent or mitigate all such data breaches or cyberattacks. While we have significant security processes and initiatives in place, we may be unable to fully detect, mitigate or protect against a material breach or disruption in the future. In addition, regulatory authorities have increased their focus on how companies collect, process, use, store, share, and transmit personal data. Data we collect, store, and process is subject to a variety of U.S. and international laws and regulations. Any breach in our information technology security systems that results in the disclosure or misuse of sensitive or confidential information or any failure to comply with data privacy laws and regulations could result in significant penalties, fines, legal liability, and reputational harm. Further, we may incur large expenditures to investigate or remediate the impacts of such breaches, to recover data, to repair or replace networks or information systems, or to protect against similar future events.

Increasing insurance claims and expenses could lower profitability and increase business risk.

We are subject to potential liability for claims alleging property damage and personal and bodily injury or death arising from the use of or exposure to our products, especially in connection with products we historically manufactured that our customers installed along U.S. highways or that our customers use to transport hazardous, flammable, toxic, or explosive materials. As insurance policies expire, premiums for renewed or new coverage may increase and/or require that we increase our self-insured retentions or deductibles. The Company maintains primary coverage and excess coverage policies. If the number of claims or the dollar amounts of such claims rise in any policy year, we could suffer additional costs. Also, an increase in the loss amounts attributable to such claims could expose us to uninsured damages if we were unable or elected not to insure against certain claims because of high premiums or other reasons. While our liability insurance coverage is at or above typical levels for our industries, an unusually large liability claim or a string of claims coupled with an unusually large damage award could exceed our available insurance coverage. In addition, the availability of, and our ability to collect on, insurance coverage is often subject to factors beyond our control, including positions on policy coverage taken by insurers. If any of our third-party insurers fail, cancel, or refuse coverage, or otherwise are unable to provide us with adequate insurance coverage, then our risk exposure and our operational expenses may increase and the management of our business operations would be disrupted. Moreover, any accident or incident involving our industries in general or us or our products specifically, even if we are fully insured, contractually indemnified, or not held to be liable, could negatively affect our reputation among customers and the public, thereby making it more difficult for us to compete effectively, and could significantly affect the cost and availability of insurance in the future.

We have indebtedness, which could have negative consequences on our business or results of operations.

We have indebtedness both at the parent level and at the subsidiary level. Our level of indebtedness could have a material adverse effect on our business and make it more difficult for us to satisfy our obligations under our outstanding indebtedness and notes. As a result of our debt and debt service obligations, we face increased risks regarding, among other things, the following: (i) borrowing additional amounts or refinancing existing indebtedness may be limited or more costly; (ii) our available cash flow after satisfying our debt obligations due to a portion of our cash flow being needed to pay principal and interest on our debt; (iii) being at a competitive disadvantage relative to our competitors that have greater financial resources or more flexible capital structures than us; (iv) our exposure to increased interest rates for our borrowings that are at variable interest rates; (v) restrictive covenants under our indebtedness restricting our financial and operating flexibility; and (iv) although the parent entity has not secured any debt with its assets, our subsidiaries that have issued debt have pledged their specific assets to secure such indebtedness, and such assets could be foreclosed upon in connection with an event of default.

Litigated disputes and other claims could increase our costs and weaken our financial condition.

We are currently, and may from time to time be, involved in various claims or legal proceedings arising out of our operations. We provide a variety of railcar-related products and services, including, among others, leasing, manufacturing, components and parts, maintenance, and digital and logistics products and services. Accidents, including derailments, involving our products or services could lead to litigation and subject us to significant civil, regulatory, or criminal liability. Adverse judgments and outcomes in some or all of these matters could result in significant losses and costs that could weaken our financial condition. Although we maintain reserves for our reasonably estimable liabilities, our reserves may be inadequate to cover our portion of claims or final judgments after taking into consideration rights in indemnity and recourse to third parties. As a result, there could be a material adverse effect on our business, operations, or financial condition. See Note 15 of the Consolidated Financial Statements for more detailed information on any material pending legal proceedings other than ordinary routine litigation incidental to our business.

While state and federal procedural rules exist to curtail the filing of claims against the Company in jurisdictions unrelated to the underlying claims, courts may not enforce these rules, exposing us to a greater likelihood of unfavorable results and increased litigation costs. Whenever our products were sold to or are ultimately owned and/or operated by governments or their authorized agencies, we may be unable to seek redress or recourse to at-fault parties. When litigation arising from the installation, maintenance, replacement, or use of our products is filed against the Company, recourse to such governments or authorized agencies may be subject to sovereign immunity or related defenses thereby exposing the Company to risk of liability and increased costs irrespective of fault.

Many of our products are or were sold to leasing companies, contractors, distributors, and installers who may misuse, abuse, improperly install or improperly or inadequately maintain or repair such products thereby potentially exposing the Company to claims that could increase our costs and weaken our financial condition.

The products we manufacture are designed to work optimally when properly assembled, operated, installed, repaired, and maintained. When this does not occur, the Company may be subjected to claims or litigation associated with personal or bodily injuries or death and property damage. Although the Company has completed the sale of its highway products business, it has retained responsibility for certain existing litigation and claims and for certain potential future claims related to the ET-Plus® System, a highway guardrail end-terminal system. See Note 15 of the Consolidated Financial Statements for more detailed information on these retained obligations.

Our manufacturer's warranties expose us to product replacement and repair claims.

Depending on the product, we warrant our workmanship and certain materials (including surface coatings, primers, sealants, and interior linings), parts, and components pursuant to express limited contractual warranties. We may be subject to significant warranty claims in the future such as multiple claims based on one defect repeated throughout our production process or claims for which the cost of repairing or replacing the defective part, component or material is highly disproportionate to the original price. These types of warranty claims could result in significant costs associated with product recalls or product repair or replacement, and damage to our reputation.

Equipment failures, a pandemic, or extensive damage to our facilities, including as might occur as a result of natural disasters or fires, could lead to production, delivery, or service curtailments or shutdowns, loss of revenue or higher expenses.

We operate a substantial amount of equipment at our production facilities, several of which are situated in tornado and hurricane zones in the U.S. and Mexico. An interruption in production capabilities or maintenance and repair capabilities at our facilities, as a result of equipment failures, fires, a pandemic, or acts of nature, could reduce or prevent our production, delivery, service, or repair of our products and increase our costs and expenses. A halt of production at any of our manufacturing facilities could severely affect delivery times to our customers. While we maintain emergency response and business recovery plans that are intended to allow us to recover from natural disasters that could disrupt our business, we cannot provide assurances that our plans would fully protect us from the effects of all such disasters. In addition, insurance may not adequately compensate us for any losses incurred as a result of natural or other disasters, which may adversely affect our financial condition. Any significant delay in deliveries not otherwise contractually mitigated by favorable force majeure provisions could result in cancellation of all or a portion of our orders, late delivery penalties, cause us to lose future sales, and negatively affect our reputation and our results of operations.

Climate change and business, regulatory, and legal developments regarding climate change may affect the demand for our products or the ability of our critical suppliers to meet our needs.

We have followed developments related to climate change in general, and the related science, policy discussion, and prospective legislation. Scientific studies have suggested that emissions of certain gases, commonly referred to as greenhouse gases ("GHGs"), which include carbon dioxide and methane, are contributing to warming of the Earth's atmosphere and other climate changes. Additionally, we periodically review the potential challenges and opportunities for the Company that climate change policy and legislation may pose. However, any such challenges or opportunities are heavily dependent on the nature and degree of climate change legislation and the extent to which it applies to our industries.

In response to scientific and political consensus, legislation and new rules to regulate emission of GHGs have been introduced in numerous state legislatures, the U.S. Congress, and by the USEPA. Some of these proposals would require industries to meet stringent new standards that may require substantial reductions in carbon emissions. While the Company cannot assess the direct impact of these or other potential regulations, we do recognize that new climate change protocols could affect demand for our products and/or affect the price of materials, input factors, and manufactured components. Potential opportunities could include greater demand for certain types of railcars, while potential challenges could include decreased demand for certain types of railcars or other products and higher energy costs. Other adverse consequences of climate change could include increased frequency, intensity, and duration of severe weather events and rising sea levels that could affect operations at our manufacturing facilities, the price of insuring company assets, or other unforeseen disruptions of the Company's operations, systems, property, or equipment. There may be other unforeseen impacts of climate change that could have a material adverse effect on our business, operations, and results. Ultimately, when or if these impacts may occur cannot be assessed until scientific analysis and legislative policy are more developed and specific legislative proposals begin to take shape.

Repercussions from terrorist activities or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts, and other armed conflict involving the U.S. or its interests abroad may adversely affect the U.S. and global economies, potentially preventing us from meeting our financial and other obligations. In particular, the negative impacts of these events may affect the industries in which we operate. This could result in delays in or cancellations of the purchase of our products or shortages in raw materials, parts or components. Any of these occurrences could have a material adverse impact on our operating results, revenues, and costs.

We may be required to reduce the value of our long-lived assets and/or goodwill, which would weaken our financial results.

We periodically evaluate for potential impairment the carrying values of our long-lived assets to be held and used. The carrying value of a long-lived asset to be held and used is considered impaired when the carrying value is not recoverable through undiscounted future cash flows and the fair value of the asset is less than the carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved or market quotes as available. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced commensurate with the estimated cost to dispose of the assets. In addition, goodwill is required to be tested for impairment annually or on an interim basis whenever events or circumstances change indicating that the carrying amount of the goodwill might be impaired. Impairment losses related to reductions in the value of our long-lived assets or our goodwill could weaken our financial condition and results of operations.

Railcars as a significant mode of transporting freight could decline, experience a shift in types of modal transportation, and/or certain railcar types could become obsolete.

As the freight transportation markets we serve continue to evolve, the use of railcars may decline in favor of other more economical transportation modalities or the number of railcars needed to transport current or an increasing volume of goods may decline. Features and functionality specific to certain railcar types could result in those railcars becoming obsolete as customer requirements for freight delivery change or as regulatory mandates are promulgated that affect railcar design, configuration, and manufacture.

Because we do not have employment contracts with our key management employees, we may not be able to retain their services in the future.

Our success depends on the continued services of our key management employees, none of whom currently have an employment agreement with us. The loss of the services of one or more key members of our management team could result in increased costs associated with attracting and retaining a replacement and could disrupt our operations and result in a loss of revenues.

Some of our employees or those of our suppliers belong to labor unions, and strikes or work stoppages could adversely affect our operations.

We are a party to collective bargaining agreements with various labor unions at our operations in Mexico. Disputes with regard to the terms of these agreements or our potential inability to negotiate acceptable contracts with these unions in the future could result in, among other things, strikes, work stoppages or other slowdowns by the affected workers. We cannot be assured that our relations with our workforce will remain positive or that union organizers will not be successful in future attempts to organize at some of our U.S. facilities. If our workers were to engage in a strike, work stoppage or other slowdown, or other employees were to become unionized, or the terms and conditions in future labor agreements were renegotiated, we could experience a significant disruption of our operations and higher ongoing labor costs. In addition, we could face higher labor costs in the future as a result of severance or other charges associated with lay-offs, shutdowns, or reductions in the size and scope of our operations or difficulties of restarting our operations that have been temporarily shuttered. Similar risks may exist with respect to our suppliers.

We may be unable to effectively implement organizational redesigns, cost reductions, and/or restructuring efforts and our business might be adversely affected.

From time to time we engage in organizational redesigns, cost reductions, and/or similar restructuring plans, which may include organizational changes, workforce reductions, facility consolidations or closures, and other cost reduction initiatives. These types of activities are complex and can require a significant amount of management and other employees' time and focus, which may divert attention from operating and growing our business. If we do not effectively manage and implement these activities, or any future similar activities, expected efficiencies and benefits might be delayed or not realized, and our operations and business could be disrupted. Risks associated with these actions include potential adverse effects on employee morale, loss of accumulated knowledge and/or inefficiency, unfavorable political responses to such actions, unforeseen delays in implementation, unexpected costs, and the failure to meet operational targets, any of which may impair our ability to achieve anticipated benefits, harm our business, or have a material adverse effect on our competitive position, results of operations, cash flows or financial condition.

The Company could potentially fail to successfully integrate new businesses or products into its current business.

The Company routinely searches for growth opportunities, including assessment of merger and acquisition prospects in new markets and/or products. Any merger or acquisition into which the Company enters is subject to integration into the Company's businesses and culture. If such integration is unsuccessful to any material degree, such lack of success could result in unexpected claims or otherwise have a material adverse effect on our business, operations, or financial condition.

Our inability to sufficiently protect our intellectual property rights could adversely affect our business.

Our patents, copyrights, trademarks, service marks, trade secrets, proprietary processes, and other intellectual property are important to our success. We rely on patent, copyright and trademark law, trade secret protection, and confidentiality and/or license agreements with others to protect our intellectual property rights. Our trademarks, service marks, copyrights, patents, and trade secrets may be exposed to market confusion, commercial abuse, infringement, or misappropriation and possibly challenged, invalidated, circumvented, narrowed, or declared unenforceable by countries where our products and services are made available, but where the laws may not protect our intellectual property rights as fully as in the U.S. Such instances could negatively impact our competitive position and adversely affect our business. Additionally, we could be required to incur significant expenses to protect our intellectual property rights.

Risks Related to Market and Economic Factors

Volatility in the global markets or in industries that our products serve may adversely affect our business and operating results.

Instability in the global economy, negative conditions in the global credit markets, high interest or inflation rates, volatility in the industries that our products serve, fluctuations in commodity prices that our customers produce and transport, changes in legislative or trade policy, adverse changes in the availability of raw materials and supplies, or adverse changes in the financial condition of our customers could lead to customers' requests for deferred deliveries of our backlog orders. Additionally, such events could result in our customers' attempts to unilaterally cancel or terminate firm contracts or orders in whole or in part, resulting in contract or purchase order breaches and increased commercial litigation costs. Such occurrences could adversely affect our cash flows and results of operations.

If volatile conditions in the global credit markets prevent our customers' access to credit, product order volumes may decrease or customers may default on payments owed to us. Likewise, if our suppliers face challenges obtaining credit, selling their products to customers that require purchasing credit, or otherwise operating their businesses, the supply of materials we purchase from them to manufacture our products may be interrupted. Any of these conditions or events could result in reductions in our revenues, increased price competition, or increased operating costs, which could adversely affect our business, results of operations, and financial condition.

Our access to capital may be limited or unavailable due to deterioration of conditions in the global capital markets, weakening of macroeconomic conditions, and negative changes in our credit ratings.

In general, the Company and its leasing subsidiaries rely in large part upon banks and capital markets to fund their operations and contractual commitments and refinance existing debt. These markets can experience high levels of volatility and access to capital can be constrained for extended periods of time. In addition to conditions in the capital markets, a number of other factors could cause the Company to incur increased borrowing costs and have greater difficulty accessing public and private markets for both secured and unsecured debt. These factors include the Company's financial performance and its credit ratings and rating outlook as determined primarily by rating agencies such as Standard & Poor's Financial Services LLC, Moody's Investors Service, Inc., and Fitch Ratings, Inc. If the Company is unable to secure financing on acceptable terms, the Company's other sources of funds, including available cash, bank facilities, and cash flow from operations, may not be adequate to fund its operations and contractual commitments and refinance existing debt.

We are subject to increased costs due to fluctuations in interest rates and foreign currency exchange rates.

We are exposed to risks associated with fluctuations in interest rates and changes in foreign currency exchange rates, particularly the Mexican peso. Under varying circumstances, we may seek to minimize these risks through the use of interest rate hedges and similar financial instruments and other activities, although these measures, if and when implemented, may not be effective. Any material and untimely changes in interest rates or exchange rates could result in significant losses to us.

Risks Related to Laws and Regulations

Violations of or changes in the regulatory requirements applicable to the industries in which we operate may increase our operating costs, reduce the demand for our products and services, or negatively affect our ability to implement our strategic and operational plans.

Our leasing and railcar manufacturing businesses are regulated by multiple governmental regulatory agencies, such as the USEPA; TC; the USDOT and the administrative agencies it oversees, including the FRA, the PHMSA, and the Research and Special Programs Administration; Mexico's Agencia Reguladora del Transporte Ferroviario; Mexico's Secretaria de Comunicaciones y Transportes; and industry authorities such as the AAR. All such agencies and authorities promulgate rules, regulations, specifications, or operating standards affecting railcar design, configuration, and mechanics; maintenance; and rail-related safety standards for railroad equipment, tracks, and operations, including the packaging and transportation of hazardous, flammable, explosive, and toxic materials.

Our operations are also subject to regulation of health and safety matters by the U.S. OSHA and Mexico's STPS. We believe we employ appropriate precautions to protect our employees and others from workplace injuries and harmful exposure to materials handled and managed at our facilities.

Future regulatory changes or the determination that our products or processes are not in compliance with applicable requirements, rules, regulations, specifications, standards, or product testing criteria might result in additional operating expenses, administrative fines or penalties, product recalls, or loss of business that could have a material adverse effect on our financial condition and operations.

U.S. government actions relative to the federal budget, taxation policies, government expenditures, U.S. borrowing/debt ceiling limits, and trade policies, including tariffs, could adversely affect our business and operating results.

Periods of impasse, deadlock, and last-minute accords may continue to permeate many aspects of U.S. governance, including federal government budgeting and spending, taxation, U.S. deficit spending and debt ceiling adjustments, and international commerce. Such periods could negatively impact U.S. domestic and global financial markets thereby reducing customer demand for our products and services and potentially resulting in reductions in our revenues, increased price competition, or increased operating costs, any of which could adversely affect our business, results of operations, and financial condition. We produce many of our products at our manufacturing facilities in Mexico. Our businesses benefit from free trade agreements such as the U.S.-Mexico-Canada Agreement. Any changes in trade or tax policies by the U.S. or foreign governments in jurisdictions in which we do business, as well as any embargoes, quotas, tariffs, or retaliatory tariffs imposed on our products and services, could adversely and significantly affect our financial condition and results of operations, our costs, the demand for our products and services, and the broader North American industrial economy and rail market.

We have potential exposure to environmental liabilities that may increase costs and lower profitability.

We are subject to comprehensive federal, state, local, and foreign environmental laws and regulations relating to: (i) the release or discharge of materials into the environment at our facilities or with respect to our products while in operation; (ii) the management, use, processing, handling, storage, transport, and disposal of hazardous and non-hazardous waste, substances, and materials; and (iii) other activities relating to the protection of human health and the environment. Such laws and regulations expose us to liability for our own acts and in certain instances potentially expose us to liability for the acts of others. These laws and regulations also may impose liability on us currently under circumstances where at the time of the action taken, our acts or those of others complied with then-applicable laws and regulations. In addition, such laws may require significant expenditures to achieve compliance and are frequently modified or revised to impose new obligations. Civil and criminal fines and penalties may be imposed for non-compliance with these environmental laws and regulations. Our operations involving hazardous materials also raise potential risks of liability under common law.

Environmental operating permits are, or may be, required for our operations under these laws and regulations. These operating permits are subject to modification, renewal, and revocation. Although we regularly monitor and review our operations, procedures, and policies for compliance with our operating permits and related laws and regulations, the risk of environmental liability is inherent in the operation of our businesses, as it is with other companies operating under environmental permits.

However, future events, such as changes in, or modified interpretations of, existing environmental laws and regulations or enforcement policies, or further investigation or evaluation of the potential health hazards associated with the manufacture of our products and related business activities and properties, may give rise to additional compliance and other costs that could have a material adverse effect on our financial condition and operations.

In addition to environmental laws, the transportation of commodities by railcar raises potential risks in the event of an accident that results in the release of an environmentally sensitive substance. Generally, liability under existing laws for a derailment or other accident depends upon causation analysis and the acts, errors, or omissions, if any, of a party involved in the transportation activity, including, but not limited to, the railroad, the shipper, the buyer and seller of the substances being transported, or the manufacturer of the railcar, or its components. Additionally, the severity of injury or property damage arising from an incident may influence the causation responsibility analysis, exposing the Company to potentially greater liability. Under certain circumstances, strict liability concepts may apply and if we are found liable in any such incident, it could have a material adverse effect on our financial condition, business, and operations. See Note 15 of the Consolidated Financial Statements for further information on our potential exposure to environmental liabilities.

Some of our customers place orders for our products in reliance on their ability to utilize tax benefits, which could be discontinued or allowed to expire without extension thereby reducing demand for certain of our products.

There is no assurance that the U.S. government will reauthorize, modify, or otherwise not allow the expiration of tax benefits. For example, changes to income tax laws and regulations have resulted in the phase-out of bonus depreciation, which began in 2023 and will continue through 2026. In such instances where benefits are allowed to expire or are otherwise modified or discontinued, the demand for our products could decrease, thereby creating the potential for a material adverse effect on our financial condition or results of operations.

Changes in accounting standards or inaccurate estimates or assumptions in the application of accounting policies could adversely affect our financial results.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Some of these policies require the use of estimates and assumptions that may affect the reported value of our assets or liabilities and financial results and are critical because they require management to make difficult, subjective, and complex judgments about matters that are inherently uncertain. Accounting standard setters and those who interpret the accounting standards (such as the Financial Accounting Standards Board, the SEC, and our independent registered public accounting firm) may amend or even reverse their previous interpretations or positions on how these standards should be applied. These changes can be difficult to predict or implement, and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements. For a further discussion of some of our critical accounting policies and standards and recent accounting changes, see Critical Accounting Policies and Estimates in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 1 of the Consolidated Financial Statements.

Risks Related to our Common Stock

The price for our common stock is subject to volatility, which may result in losses to our stockholders.

Stock price volatility affects the price at which our common stock can be sold and could subject our stockholders to losses. The trading price of our common stock could fluctuate widely in response to, among other things, the risk factors described in this report and other factors including:

- actual or anticipated variations in quarterly and annual results of operations;
- changes in recommendations by securities analysts;
- changes in composition and perception of the investors who own our stock and other securities;
- changes in ratings from national rating agencies on publicly or privately owned debt securities;
- operating and stock price performance of other companies that investors deem comparable to us;
- news reports relating to trends, concerns, and other issues in the industries in which we operate;
- actual or expected economic conditions that are perceived to affect our Company;
- perceptions in the marketplace regarding us and/or our competitors;
- fluctuations in prices of commodities that our customers produce and transport;
- significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving us or our competitors;
- changes in government regulations and policies and interpretations of those regulations and policies;
- stockholder activism; and
- dissemination of false or misleading statements through the use of social and other media to discredit our Company, disparage our products, or to harm our reputation.

Additionally, in the past, following periods of volatility in the market price of a public company's securities, securities class action litigation has often been initiated. Any such litigation could result in substantial costs and a diversion of management's attention and resources. We cannot predict the outcome of any such litigation. The initiation of any such litigation or an unfavorable result could have a material adverse effect on our financial condition and results of operations. See Note 15 of the Consolidated Financial Statements for more detailed information on any material pending legal proceedings other than ordinary routine litigation incidental to our business.

There can be no assurance that we will continue to pay dividends at current levels or will repurchase shares of our common stock.

Although we have paid regular cash dividends for many years and conduct periodic share repurchase programs, the timing, amount, and payment of future dividends to stockholders and repurchases of our common stock fall within the discretion of our Board of Directors (the "Board"). The Board's decisions regarding the payment of dividends and repurchase of shares depend on many factors such as our financial condition, earnings, capital requirements, debt service obligations, legal requirements, regulatory constraints, and other factors that our Board may deem relevant. We cannot guarantee that we will continue to pay dividends, the amount of any such dividends, or that we will continue to repurchase shares in the future. Any payment of dividends or repurchases of shares could vary from historical practices and our stated expectations.

A small number of stockholders could significantly influence our business.

A small number of stockholders collectively control a significant amount of our outstanding common stock. Accordingly, a small number of stockholders could affect matters that require stockholder approval, such as the election of directors and the approval of significant business transactions.

General Risk Factors

The use of social and other digital media (including websites, blogs and newsletters) to disseminate false, misleading and/or unreliable or inaccurate data and information about our Company could create unwarranted volatility in our stock price and losses to our stockholders and could adversely affect our reputation, products, business, and operating results.

The use of social and other digital media to publish inaccurate, offensive, and disparaging data and information coupled with the frequent use of strong language and hostile expression, may influence the public's inability to distinguish between what is true and what is false and could obstruct an effective and timely response to correct inaccuracies or falsifications. Such use of social and other digital media could result in unexpected and unsubstantiated claims concerning the Company in general or our products, our leadership or our reputation among customers and the public at large, thereby making it more difficult for us to compete effectively, and potentially having a material adverse effect on our business, operations, or financial condition.

From time to time we may take tax positions that the Internal Revenue Service or other taxing jurisdictions may contest.

We have in the past and may in the future take tax positions that the Internal Revenue Service ("IRS") or other taxing jurisdictions may challenge. We are required to disclose to the IRS as part of our tax returns particular tax positions in which we have a reasonable basis for the position but not a "more likely than not" chance of prevailing. If the IRS successfully contests a tax position that we take, we may be required to pay additional taxes or fines which may not have been previously accrued that may adversely affect our results of operations and financial position.

Item 1B. *Unresolved Staff Comments.*

None.

Item 1C. *Cybersecurity.*

Risk Management and Strategy

We rely on the proper functioning and availability of our information technology systems, some of which are dependent on services provided by third parties, in operating our business. It is important that the data processed by these systems remains confidential, as it often includes sensitive information relating to our business, customers, employees, and vendors. Consequently, we are focused on mitigating cybersecurity risks. Trinity has an information risk management ("IRM") organization headed by an experienced Chief Information Security Officer ("CISO"), which is separate from our broader information technology organization.

Assessing, Identifying, and Managing Material Risks

Trinity's IRM program is aligned to the National Institute of Science and Technology ("NIST") Cybersecurity Framework ("CSF") and conducts maturity assessments against the NIST CSF on a quarterly basis. Our IRM program encompasses the full lifecycle of information risk, from creation through disposition, and is guided by policies, processes, standards, and procedures in vulnerability management, incident response, information governance, risk management, and security awareness. Additionally, Trinity exercises a variety of testing approaches to assess the state of systems and personnel, including annual penetration testing by independent third parties, ad hoc penetration testing by internal personnel, and tabletop exercises for executive and senior leadership, information technology, IRM, and legal employees. Trinity also maintains an incident response relationship with an industry-leading provider to ensure resource availability if a significant event were to occur.

As cybersecurity touches all employees, we include formal training on cybersecurity in the annually required Code of Business Conduct training. The training focuses on awareness of cybersecurity risks and requirements. For targeted groups, we conduct phishing email response checks.

Integration Into Overall Risk Management

Cybersecurity risk management is integrated into our broader enterprise risk management framework to promote a culture of cybersecurity awareness. This integration ensures that cybersecurity considerations are an integral part of our decision-making processes throughout Trinity. Our IRM team works closely with our information technology department to continuously evaluate and address cybersecurity risks in alignment with our business objectives and operational needs. Cybersecurity risks are assessed by Trinity's IRM team, and the risk assessment is aligned with business-level processes and is consistent with Trinity's standard enterprise risk management methods and thresholds. Our IRM organization regularly consumes a variety of threat intelligence and information security news sources to inform and align risk management decisions to current threats and threat landscapes.

Oversight of Third-Party Risk

Trinity implements stringent processes to oversee and manage cybersecurity risks associated with its use of third-party service providers. These processes include targeted assessments of both third parties and the solutions being implemented or used in accordance with Trinity's information security policies, standards, and risk appetites. In addition, we seek contractual safeguards where appropriate regarding cybersecurity and information risk management.

Risks From Cybersecurity Threats

To date, we have not experienced any risks from cybersecurity threats or incidents that have materially affected us or are reasonably likely to materially affect us, our business strategy, results of operations, or financial condition.

Governance

Board of Directors Oversight and Reporting

The Audit Committee of our Board of Directors reviews the Company's risks related to data privacy, cybersecurity, and information technology. The Audit Committee periodically reviews and assesses the adequacy of the security for the Company's information systems and the Company's contingency plans in the event of a systems breakdown or security breach. The CISO reports to the Audit Committee twice per year and to the Board of Directors once per year on cybersecurity risks, activities, policies and procedures.

Management's Role

Our CISO and Chief Legal Officer oversee all cybersecurity efforts and lead our IRM organization. Our CISO has over two decades of experience in the cybersecurity and information security fields, including experience with both private businesses and the military. In addition, he has degrees in both information technology and business administration. Our IRM professionals include multiple personnel with more than ten years of experience and expertise in information security and are continually building their professional knowledge through local information systems communities and an available set of educational materials.

Item 2. *Properties.*

We principally operate in various locations throughout the U.S. and in Mexico. Our facilities are considered to be in good condition, well maintained, and adequate for our purposes. The table below excludes non-operating facilities and facilities classified as held for sale.

	Approximate Square Feet		Approximate Square Feet Located In	
	Owned	**Leased**	**U.S.**	**Mexico**
Leasing Group	1,637,200	732,800	2,370,000	—
Rail Products Group [(1)]	3,980,900	238,600	1,740,700	2,478,800
Corporate Offices	—	167,500	155,200	12,300
	5,618,100	1,138,900	4,265,900	2,491,100

[(1)] Estimated weighted average production capacity utilization at our rail manufacturing facilities was approximately 80% for the year ended December 31, 2024. We believe that additional production capacity can be achieved at our existing facilities by adding personnel, adding shifts, optimizing or outsourcing certain processes, or making additional capital investments.

Item 3. *Legal Proceedings.*

See Note 15 of the Consolidated Financial Statements.

Item 4. *Mine Safety Disclosures.*

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.***

Our common stock is traded on the New York Stock Exchange under the ticker symbol “TRN”. Our transfer agent and registrar as of December 31, 2024 was Equiniti Trust Company, LLC.

Holders

At January 31, 2025, we had 926 record holders of common stock. The par value of the common stock is $0.01 per share.

Stock Performance Graph

The following Performance Graph and related information shall not be deemed “soliciting material” or to be “filed” with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The following graph compares our cumulative total stockholder return (assuming reinvestment of dividends) during the five-year period ended December 31, 2024 with an overall stock market index (New York Stock Exchange Composite Index) and our relevant peer group index (S&P 600 Machinery Index). The S&P SmallCap 600 is included as we believe it is a meaningful data point as the Company's common stock is included in this index. Additionally, the S&P SmallCap 600 is used in measuring the Company's relative total stockholder return for purposes of determining the performance of certain stock awards granted beginning in 2023. The data in the graph assumes $100 was invested on December 31, 2019.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2024



200
150
100
50
Index Value
2019
2020
2021
2022
2023
2024
Trinity Industries, Inc.
S&P 600 Machinery Index
New York Stock Exchange Composite Index
S&P SmallCap 600

	2019	2020	2021	2022	2023	2024
Trinity Industries, Inc.	100	124	146	148	139	190
New York Stock Exchange Composite Index	100	107	129	117	133	154
S&P 600 Machinery Index	100	114	137	130	164	187
S&P SmallCap 600	100	111	141	118	137	149

Issuer Purchases of Equity Securities

This table provides information with respect to purchases by the Company of shares of its common stock during the quarter ended December 31, 2024:

Period	Number of Shares Purchased [1]	Average Price Paid per Share [1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs [2] (in millions)
October 1, 2024 through October 31, 2024	120,892	$ 34.92	117,902	$ 238.7
November 1, 2024 through November 30, 2024	97,567	$ 36.75	96,000	$ 235.2
December 1, 2024 through December 31, 2024	170,062	$ 36.75	168,000	$ 229.0
Total	388,521		381,902	

[1] These columns include the following transactions during the three months ended December 31, 2024: (i) the surrender to the Company of 6,375 shares of common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock issued to employees; (ii) the purchase of 244 shares of common stock by the Trustee for assets held in a non-qualified employee profit-sharing plan trust; and (iii) the purchase of 381,902 shares of common stock on the open market as part of our share repurchase program.

[2] In December 2022, our Board of Directors authorized a share repurchase program effective December 9, 2022 with no expiration. The share repurchase program authorizes the Company to repurchase up to $250 million of its common stock. The Company repurchased 381,902 shares under the share repurchase program during the three months ended December 31, 2024, at a cost of approximately $13.9 million, resulting in a remaining authorization to repurchase up to $229.0 million of its common stock under the share repurchase program as of December 31, 2024. Certain shares of stock repurchased during December 2024, totaling $0.3 million, were cash settled in January 2025 in accordance with normal settlement practices. The approximate dollar value of shares that were eligible to be repurchased under our share repurchase program is shown as of the end of such month or quarter.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to provide management's perspective on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results. Our MD&A should be read in conjunction with our Consolidated Financial Statements and related Notes in Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

This MD&A includes financial measures compiled in accordance with generally accepted accounting principles ("GAAP") and certain non-GAAP measures. Please refer to the Non-GAAP Financial Measures section herein for information on the non-GAAP measures included in the MD&A, reconciliations to the most directly comparable GAAP financial measure, and the reasons why management believes each measure is useful to management and investors.

Company Overview

Trinity Industries, Inc. and its consolidated subsidiaries own businesses that are leading providers of railcar products and services in North America. We market our railcar products and services under the trade name *TrinityRail*®. Our platform also includes the brands of RSI Logistics, a provider of software and logistics solutions, and Holden America, a supplier of railcar parts and components. Our platform provides railcar leasing and management services; railcar manufacturing; railcar maintenance and modifications; and other railcar logistics products and services.

We report our operating results in two reportable segments: (1) the Railcar Leasing and Services Group (the "Leasing Group"), which owns and operates a fleet of railcars and provides third-party fleet leasing, management, and administrative services; railcar maintenance and modification services; and other railcar logistics products and services; and (2) the Rail Products Group, which manufactures and sells railcars and related parts and components.

Effective January 1, 2024, the Company modified its organizational structure to better leverage our maintenance services capabilities to support lease fleet optimization and to grow our services and parts businesses. The new structure resulted in a change to our reportable segments beginning in 2024. In connection with this organizational update, we aligned the maintenance services business, which was previously reported in the Rail Products Group, to now be presented within our leasing business. This change aligns with the way in which our Chief Operating Decision Maker assesses performance and allocates resources. Consequently, beginning January 1, 2024, we report our operating results in two reportable segments: (1) the Railcar Leasing and Services Group, formerly the Railcar Leasing and Management Services Group, and (2) the Rail Products Group. These changes had no impact to our previously reported consolidated results of operations, financial position, or cash flows. All prior period segment results set forth herein have been recast to reflect these changes and present results on a comparable basis.

Executive Summary

Recent Market Developments

Cyclical, Seasonal and Other Trends Impacting Our Business

General/Business Trends

Demand for many of our railcar products and services is correlated to changes in North American industrial production. The industries in which our customers operate are cyclical in nature. Although lease rates and lease fleet utilization remain strong, weaknesses in certain sectors of the North American and global economy may make it more difficult to sell or lease certain types of railcars. Additionally, changes in certain commodity prices, or changes in demand for certain commodities, could impact customer demand for various types of railcars. Further, disruptions in the global supply chain have impacted demand for, and the costs of, certain of our products and services. Our costs and the demand for our products and services could also be impacted by changes in tariffs, retaliatory tariffs, and trade policies.

We continuously assess demand for our products and services and take steps to rationalize and diversify our leased railcar portfolio and align our operating capacity appropriately. We evaluate the creditworthiness of our customers and monitor performance of relevant market sectors; however, weaknesses in any of these market sectors could affect the financial viability of our customers, which could negatively impact our revenues, credit loss expense, and operating profits. We continue to believe that our rail platform is able to respond to cyclical changes in demand and perform throughout the railcar cycle.

We believe that our leasing business provides a natural hedge against inflation and changes in interest rates; however, like many leasing companies, the debt component of our capital structure exposes us to changes in the interest rate environment. A significant portion of the earnings from our leasing business is derived from multi-year full-service leases. We consider changes in interest rates, inflation, and other relevant factors in the pricing of new and renewing leases; however, only a portion of our leased railcar portfolio is repriced each year. Consequently, our earnings could be impacted by timing differences between when interest rate changes and changes in the inflationary environment occur and when we are able to factor these changes into our lease rates.

Due to their transactional nature, lease portfolio sales are the primary driver of fluctuations in results in the Leasing Group.

Supply Chain and Transportation Network Disruptions

As a result of disruptions in the global supply chain, we have, from time to time, experienced shortages of materials used to manufacture or repair certain railcar types. We are also subject to disruptions in the rail transportation network. In 2023, we experienced cross-border rail traffic closures and congestion in Eagle Pass, Texas, the primary border crossing used for railcar deliveries from our manufacturing facilities in Mexico. While we did not experience a border closure at Eagle Pass in 2024, there remains a risk of instability at the border, and there is a possibility that border closings or congestion could occur in the future. We continuously monitor rail and truck traffic at the U.S.-Mexico border and remain in close contact with all stakeholders, including the relevant government agencies, and continue to evaluate available alternatives for rail and truck transportation between Mexico and the U.S. Additionally, we actively monitor our supply chain and take appropriate steps within our control to mitigate the potential impacts on our production schedules and delivery timelines. However, challenges related to supply chain and transportation network disruptions could negatively impact our operations or our ability to timely deliver railcars to our customers.

Foreign Currency Fluctuations

We are exposed to the impact of foreign currency fluctuations in our Mexico operations resulting from certain expenditures that are denominated in the Mexican peso. We maintain a hedging program and have taken other actions to mitigate the foreign currency impact of a portion of our peso-denominated expenditures. We regularly evaluate and update our strategies to mitigate the negative effects on margins and operating profits that may arise due to foreign currency fluctuations.

Input Costs

We periodically experience volatility in the costs of steel, components, and certain other inputs that represent a substantial portion of our cost of revenues. We typically use contract-specific purchasing practices, existing supplier commitments, contractual price escalation provisions, and other arrangements with our customers to reduce the impact of the volatility of certain input costs on our operating profit. Further, the cost and volume of lease fleet maintenance and compliance events remain elevated, which we expect to continue in the near term. We continually assess the impact of input costs on our operational efficiency, margins, and overall profitability.

Financial and Operational Highlights

- Our revenues for the year ended December 31, 2024 were $3,079.2 million, representing an increase of 3.2%, compared to the year ended December 31, 2023. Our operating profit for the year ended December 31, 2024 was $491.5 million, representing an increase of 17.9%, compared to $417.0 million for the year ended December 31, 2023.

- The Leasing Group's lease fleet of 109,635 company-owned railcars was 97.0% utilized as of December 31, 2024, compared to a lease fleet utilization of 97.5% on 109,295 company-owned railcars as of December 31, 2023. Our company-owned lease fleet includes wholly-owned railcars, partially-owned railcars, and railcars under leased-in arrangements.

- For the year ended December 31, 2024, we made a net fleet investment of approximately $181.2 million, which primarily includes new railcar additions, sustainable railcar conversions, railcar modifications, and other betterments, net of deferred profit, as well as secondary market purchases; and is net of proceeds from lease portfolio sales.

- The total value of the railcar backlog at December 31, 2024 was $2.1 billion, compared to $3.2 billion at December 31, 2023. The Rail Products Group received orders for 7,685 railcars and delivered 17,570 railcars in 2024, in comparison to orders for 11,500 railcars and deliveries of 17,355 railcars in 2023. Deliveries in 2024 included approximately 1,300 railcar shipments that were delayed at the end of 2023 due to the U.S.-Mexico border closure and delivered during the first half of 2024.

See "Consolidated Results of Operations" and "Segment Discussion" below for additional information regarding our operating results for the years ended December 31, 2024 and 2023.

Long-Term Enterprise Key Performance Indicators

Our key performance indicators for long-term performance are net fleet investment, cash flow from operations with net gains on lease portfolio sales*, and Adjusted Return on Equity* ("Adjusted ROE"). We believe when evaluated over time, these indicators collectively drive long-term sustainable value creation and measure the effectiveness of our value proposition for stockholders.



* Non-GAAP financial measure. See the Non-GAAP Financial Measures section within this Form 10-K for a reconciliation to the most directly comparable GAAP measure and why management believes this measure is useful to management and investors.

Capital Structure Updates

TILC Warehouse Loan Facility – In March 2024, we entered into a new Trinity Industries Leasing Company ("TILC") warehouse loan facility with a total commitment amount of $800.0 million, a revolving termination date of March 15, 2027, and a maturity date of March 15, 2028. Advances under the facility bear interest at one-month term SOFR plus a facility margin of 1.75%. This warehouse loan facility replaced the prior $1.0 billion warehouse loan facility.

TRL-2024 Secured Railcar Equipment Notes – In May 2024, Trinity Rail Leasing 2021 LLC, a Delaware limited liability company ("TRL-2021") and a limited purpose, indirect wholly-owned subsidiary of the Company owned through TILC, issued $432.4 million of its Series 2024-1 Class A Green Secured Railcar Equipment Notes. These notes bear interest at a fixed rate of 5.78%, are payable monthly, and have a stated final maturity date of 2054. Net proceeds received from the transaction were used to repay borrowings under TILC's warehouse loan facility; to redeem the outstanding debt of Trinity Rail Leasing VII LLC's Series 2009-1 Secured Railcar Equipment Notes (the "TRL VII Notes"), of which $94.1 million was outstanding at the redemption date; and for general corporate purposes. The all-in interest rate for the TRL VII Notes was 6.66% per annum.

Senior Notes due 2028 – In June 2024, we issued an additional $200.0 million aggregate principal amount of 7.75% senior notes due July 2028 (the "Additional Senior Notes"), which increased the aggregate principal amount from $400.0 million to $600.0 million. Interest on the Additional Senior Notes is payable semiannually commencing July 15, 2024. Net proceeds received from the issuance, together with cash on hand, were used to repay $400.0 million of our 4.55% senior notes due 2024 ("Senior Notes due 2024"), and to pay related fees, costs, premiums, and expenses in connection with the issuance.

See Note 9 of the Consolidated Financial Statements for additional information regarding these debt transactions.

Litigation Updates

See Note 15 of the Consolidated Financial Statements for an update on the status of certain litigation.

Consolidated Results of Operations

The following table summarizes our consolidated results of continuing operations for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Revenues	$ 3,079.2	$ 2,983.3	$ 1,977.3
Cost of revenues	2,411.0	2,456.2	1,609.6
Selling, engineering, and administrative expenses	235.7	201.9	185.4
Gains on dispositions of property	63.3	89.6	152.7
Restructuring activities, net	4.3	(2.2)	1.0
Total operating profit	491.5	417.0	334.0
Interest expense, net	273.5	265.5	209.1
Other, net	(3.8)	2.5	(1.6)
Income from continuing operations before income taxes	221.8	149.0	126.5
Provision (benefit) for income taxes	50.4	9.0	27.6
Income from continuing operations	$ 171.4	$ 140.0	$ 98.9

Revenues

The tables below present revenues by segment for the years ended December 31, 2024, 2023, and 2022:

	Year Ended December 31, 2024			Percent
	Revenues			
	External	**Intersegment**	**Total**	**Change**
	(in millions)			
Railcar Leasing and Services Group	$ 1,140.8	$ 2.4	$ 1,143.2	9.8 %
Rail Products Group	1,938.4	492.7	2,431.1	(1.9)%
Segment Totals	3,079.2	495.1	3,574.3	1.5 %
Eliminations	—	(495.1)	(495.1)	
Consolidated Total	$ 3,079.2	$ —	$ 3,079.2	3.2 %

	Year Ended December 31, 2023			
	Revenues			
	External	**Intersegment**	**Total**	
	(in millions)			
Railcar Leasing and Services Group	$ 1,039.4	$ 1.6	$ 1,041.0	22.3 %
Rail Products Group	1,943.9	535.5	2,479.4	31.5 %
Segment Totals	2,983.3	537.1	3,520.4	28.6 %
Eliminations	—	(537.1)	(537.1)	
Consolidated Total	$ 2,983.3	$ —	$ 2,983.3	50.9 %

	Year Ended December 31, 2022			
	Revenues			
	External	**Intersegment**	**Total**	
	(in millions)			
Railcar Leasing and Services Group	$ 850.0	$ 1.5	$ 851.5	
Rail Products Group	1,127.3	758.2	1,885.5	
Segment Totals	1,977.3	759.7	2,737.0	
Eliminations	—	(759.7)	(759.7)	
Consolidated Total	$ 1,977.3	$ —	$ 1,977.3	

Operating Costs

Operating costs are comprised of cost of revenues; selling, engineering, and administrative costs; gains or losses on property disposals; and restructuring activities. Operating costs by segment for the years ended December 31, 2024, 2023, and 2022 were as follows:

	Year Ended December 31,		
	2024	2023	2022
		(in millions)	
Railcar Leasing and Services Group [1]	$ 679.2	$ 603.5	$ 449.7
Rail Products Group	2,241.7	2,366.8	1,819.9
Segment Totals	2,920.9	2,970.3	2,269.6
Corporate and other	125.7	108.3	80.8
Restructuring activities, net	4.3	(2.2)	1.0
Eliminations	(463.2)	(510.1)	(708.1)
Consolidated Total	$ 2,587.7	$ 2,566.3	$ 1,643.3

[1] Includes gains on lease portfolio sales of $57.3 million, $82.8 million, and $127.5 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Operating Profit

Operating profit by segment for the years ended December 31, 2024, 2023, and 2022 was as follows:

	Year Ended December 31,		
	2024	2023	2022
		(in millions)	
Railcar Leasing and Services Group	$ 464.0	$ 437.5	$ 401.8
Rail Products Group	189.4	112.6	65.6
Segment Totals	653.4	550.1	467.4
Corporate and other	(125.7)	(108.3)	(80.8)
Restructuring activities, net	(4.3)	2.2	(1.0)
Eliminations	(31.9)	(27.0)	(51.6)
Consolidated Total	$ 491.5	$ 417.0	$ 334.0

Discussion of Consolidated Results

Revenues – Our revenues for the year ended December 31, 2024 were $3,079.2 million, representing an increase of $95.9 million, or 3.2%, over the prior year, primarily due to a higher volume of external repairs and higher lease rates in the Leasing Group and higher external deliveries, partially offset by a lower volume of external sustainable railcar conversions in the Rail Products Group.

Our revenues for the year ended December 31, 2023 were $2,983.3 million, representing an increase of $1,006.0 million, or 50.9%, when compared to the year ended December 31, 2022, primarily related to higher external deliveries in the Rail Products Group, as well as a higher volume of external repairs, higher lease rates, net additions to the lease fleet, and the impact of the acquisition of RSI Logistics ("RSI") in the Leasing Group.

Cost of revenues – Our cost of revenues for the year ended December 31, 2024 was $2,411.0 million, representing a decrease of $45.2 million, or 1.8%, over the prior year, primarily due to a lower volume of external sustainable railcar conversions and improved efficiencies in the Rail Products Group, partially offset by a higher volume of external repairs in the Leasing Group and higher external deliveries in the Rail Products Group.

Our cost of revenues for the year ended December 31, 2023 was $2,456.2 million, representing an increase of $846.6 million, or 52.6%, when compared to the year ended December 31, 2022, primarily due to higher external deliveries, the impact of foreign currency fluctuations, supply chain disruptions, and operational and labor-related inefficiencies in the Rail Products Group. Cost of revenues was further impacted by a higher volume of external repairs and the impact of the acquisition of RSI in the Leasing Group.

Selling, engineering, and administrative expenses – Selling, engineering, and administrative expenses for the year ended December 31, 2024 were $235.7 million, representing an increase of $33.8 million, or 16.7%, over the prior year, primarily due to higher employee-related costs, including increased incentive-based compensation, and continued investments in technology.

Selling, engineering, and administrative expenses for the year ended December 31, 2023 were $201.9 million, representing an increase of $16.5 million, or 8.9%, when compared to the year ended December 31, 2022, primarily due to higher employee-related costs, including an increase in headcount as a result of the Holden America and RSI acquisitions.

Gains on dispositions of property – Gains on dispositions of property decreased by $26.3 million for the year ended December 31, 2024, when compared to the prior year primarily due to lower gains on lease portfolio sales.

Gains on dispositions of property decreased by $63.1 million for the year ended December 31, 2023, when compared to the year ended December 31, 2022, primarily due to lower lease portfolio sales volume. Additionally, gains on dispositions of property for the year ended December 31, 2022 were favorably impacted by disposals of non-operating facilities.

Results for the years ended December 31, 2024, 2023, and 2022 included gains of $2.7 million, $6.3 million, and $7.5 million, respectively, related to insurance recoveries in excess of net book value for assets damaged at the Company's facility in Cartersville, Georgia in two separate events. See Note 15 of the Consolidated Financial Statements for more information.

Operating profit – Operating profit for the year ended December 31, 2024 totaled $491.5 million, representing an increase of $74.5 million, or 17.9%, from the prior year. The increase was primarily due to improved efficiencies and the mix of railcars sold in the Rail Products Group and higher lease rates and a higher volume of external repairs in the Leasing Group, partially offset by lower gains on lease portfolio sales and higher employee-related costs across the enterprise, including increased incentive-based compensation and costs associated with workforce reductions to improve our cost structure.

Operating profit for the year ended December 31, 2023 totaled $417.0 million, representing an increase of $83.0 million, or 24.9%, from the year ended December 31, 2022 primarily due to higher external deliveries in the Rail Products Group, as well as higher lease rates, net additions to the lease fleet, and a higher volume of external repairs in the Leasing Group. The increase in operating profit was partially offset by lower lease portfolio sales volume, higher maintenance and compliance costs, and labor inefficiencies in the Leasing Group, as well as the impact of foreign currency fluctuations in the Rail Products Group, and higher employee-related and other operating costs across the enterprise.

Operating profit was favorably impacted during each of the years ended December 31, 2024, 2023, and 2022 by the insurance recoveries described above.

For further information regarding the operating results of individual segments, see "Segment Discussion" below.

Interest expense, net – Interest expense, net for the year ended December 31, 2024 totaled $273.5 million, compared to $265.5 million for the year ended December 31, 2023, primarily driven by higher interest rates and higher average debt in 2024, as well as a $1.5 million loss on extinguishment of debt.

Interest expense, net for the year ended December 31, 2023 totaled $265.5 million, compared to $209.1 million for the year ended December 31, 2022, primarily driven by higher variable interest rates, as well as higher average debt due to the issuance of our 7.75% senior notes due July 2028 and a term loan agreement in June 2023.

Other, net – Other, net for the year ended December 31, 2024, 2023, and 2022 resulted in income of $3.8 million, expense of $2.5 million, and income of $1.6 million, respectively. The changes in other, net (income) expense are primarily due to the remeasurement impact of foreign currency fluctuations related to the Mexican peso. Additionally, other, net for the year ended December 31, 2024 included a fee related to the execution of back-to-back interest rate caps associated with the new TILC warehouse loan facility.

Income taxes – The effective tax rate from continuing operations for the year ended December 31, 2024 was an expense of 22.7%, which differs from the U.S. statutory rate of 21.0% primarily due to state and foreign income taxes and other discrete items. Our effective tax rate from continuing operations for the year ended December 31, 2023 was an expense of 6.0%, which differs from the U.S. statutory rate of 21.0% primarily due to the release of residual taxes out of accumulated other comprehensive income and the re-measurement of our net deferred state income tax liabilities due to apportionment and state law changes, reducing our net deferred tax liability. Our effective tax rate from continuing operations for the year ended December 31, 2022 was an expense of 21.8%, which differs from the U.S. statutory rate of 21.0% primarily due to foreign and state income taxes and other discrete items. See Note 10 of the Consolidated Financial Statements for additional information.

Income tax payments, net of refunds, differ from the current provision primarily based on when estimated tax payments were due as compared to when the related income was earned and taxable. Income tax payments, net of refunds, during the years ended December 31, 2024, 2023, and 2022 totaled $54.6 million, $42.4 million, and $19.3 million, respectively.

Segment Discussion

Railcar Leasing and Services Group

	Year Ended December 31,			Percent Change	
	2024	**2023**	**2022**	**2024 versus 2023**	**2023 versus 2022**
		($ in millions)			
Revenues:					
Leasing and management	$ 867.8	$ 813.8	$ 756.4	6.6 %	7.6 %
Maintenance services [1]	234.0	170.1	80.9	37.6 %	110.3 %
Digital and logistics services	41.4	57.1	14.2	(27.5)%	302.1 %
Total revenues	$ 1,143.2	$ 1,041.0	$ 851.5	9.8 %	22.3 %
Cost of revenues [2]	665.2	630.3	527.9	5.5 %	19.4 %
Selling, engineering, and administrative expenses	77.0	62.0	59.1	24.2 %	4.9 %
Gains on dispositions of property:					
Lease portfolio sales [3]	57.3	82.8	127.5	*	*
Other	5.7	6.0	9.8	*	*
Total operating profit	$ 464.0	$ 437.5	$ 401.8	6.1 %	8.9 %
Total operating profit margin	40.6 %	42.0 %	47.2 %		
Total operating profit margin, excluding lease portfolio sales	35.6 %	34.1 %	32.2 %		
Selected expense information for Company-owned railcars [4]:					
Depreciation and amortization expense [5]	$ 240.1	$ 238.5	$ 234.4	0.7 %	1.7 %
Maintenance and compliance expense [6]	$ 131.8	$ 130.5	$ 112.1	1.0 %	16.4 %
Other fleet operating costs [7]	$ 32.3	$ 31.5	$ 46.6	2.5 %	(32.4)%
Interest expense [8]	$ 234.4	$ 227.2	$ 186.7	3.2 %	21.7 %

* Not meaningful

[1] Revenues related to services performed by the maintenance services business on Company-owned railcars under full-service lease agreements are eliminated within the Railcar Leasing and Services Group and are excluded from the totals reported on this line.

[2] Includes depreciation and amortization expense, maintenance and compliance expense, and other fleet operating costs related to our lease fleet, as well as operating costs for our maintenance services and digital and logistics services businesses.

[3] Includes $1.3 million selling profit associated with sales-type leases for the year ended December 31, 2022.

[4] Includes wholly-owned railcars, partially-owned railcars, and railcars under leased-in arrangements.

[5] Depreciation and amortization expense includes $5.6 million and $12.1 million for the years ended December 31, 2023 and 2022, respectively, related to the disposal of certain railcar components associated with our sustainable railcar conversion program. There were no disposals under this program during the year ended December 31, 2024. Additionally, depreciation and amortization expense includes deferred profit related to new railcar additions, sustainable railcar conversions, railcar modifications, and other betterments, resulting in the recognition of depreciation expense based on the original cost of the railcars and services.

[6] Maintenance and compliance expense is reported at cost with respect to the services performed by our maintenance services business to support the railcars in our lease fleet.

[7] Other fleet operating costs include freight, storage, rent, and ad valorem taxes.

[8] Interest expense is not a component of operating profit and includes the effect of hedges.

Information related to lease portfolio sales is as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
		($ in millions)	
Lease portfolio sales	$ 360.7	$ 381.8	$ 750.7
Operating profit on lease portfolio sales [1]	$ 57.3	$ 82.8	$ 126.2
Operating profit margin on lease portfolio sales	15.9 %	21.7 %	16.8 %

[1] Excludes $1.3 million selling profit associated with sales-type leases for the year ended December 31, 2022.

Total revenues for the Railcar Leasing and Services Group increased by 9.8% for the year ended December 31, 2024 when compared to the year ended December 31, 2023. Leasing and management revenues for the year ended December 31, 2024 were favorably impacted primarily by higher lease rates and net additions to the lease fleet, when compared to the year ended December 31, 2023. Digital and logistics services revenues for the year ended December 31, 2024 decreased when compared to the prior year primarily due to a change in revenue recognition from gross basis to net basis based on our conclusion in the fourth quarter of 2023 that we are acting as an agent for certain services provided to a small number of customers. See Note 1 of the Consolidated Financial Statements for further information on this change.

Total revenues for the Railcar Leasing and Services Group increased by 22.3% for the year ended December 31, 2023 when compared to the year ended December 31, 2022. Leasing and management revenues for the year ended December 31, 2023 were favorably impacted primarily by higher lease rates, net additions to the lease fleet, and higher average utilization, which resulted in higher revenues when compared to the year ended December 31, 2022. Digital and logistics services revenues for the year ended December 31, 2023 were favorably impacted by the acquisition of RSI.

Our maintenance services business is primarily dedicated to servicing our lease fleet. Revenues related to maintenance services performed on Company-owned railcars under full-service lease agreements are eliminated within the Railcar Leasing and Services Group. Services that are not included in the full-service lease agreement, such as repairs of railcar damage or other customer-specific requirements, as well as maintenance and repair activities on railcars owned by third parties, including our investor-owned fleet, are reflected in the maintenance services revenues line above and are not eliminated in consolidation. Revenues in our maintenance services business increased for the year ended December 31, 2024 as a result of higher volumes of repairs completed for third parties, including our investor-owned fleet, as well as favorable pricing. Revenues in our maintenance services business increased for the year ended December 31, 2023 as a result of higher volumes of repairs completed for third parties.

Cost of revenues for the Railcar Leasing and Services Group increased by 5.5% for the year ended December 31, 2024 when compared to the year ended December 31, 2023. In our maintenance services business, cost of revenues increased for the year ended December 31, 2024 as a result of the volume of external repairs. Cost of revenues for the year ended December 31, 2024 was also impacted by the gross basis to net basis change in our digital and logistics services business described above.

Cost of revenues for the Railcar Leasing and Services Group increased by 19.4% for the year ended December 31, 2023 when compared to the year ended December 31, 2022. In our maintenance services business, cost of revenues increased for the year ended December 31, 2023 as a result of a higher volume of external repairs, and continued to be impacted by labor shortages leading to operating inefficiencies. Cost of revenues were further increased for the year ended December 31, 2023 by the acquisition of RSI.

Leasing Group operating profit for the year ended December 31, 2024 increased by 6.1% primarily due to higher lease rates and net additions to the lease fleet, and a higher volume of external repairs and favorable pricing in the maintenance services business, partially offset by lower gains on lease portfolio sales and higher employee-related costs, including increased incentive-based compensation.

Leasing Group operating profit for the year ended December 31, 2023 increased by 8.9% primarily due to higher lease rates, net additions to the lease fleet, and higher average utilization, as well as a higher volume of external repairs in the maintenance services business. These increases were partially offset by lower lease portfolio sales volume, higher maintenance and compliance costs, and labor shortages leading to operating inefficiencies in our maintenance services business.

Operating profit for the years ended December 31, 2024, 2023, and 2022 was favorably impacted by gains of $2.7 million, $6.3 million, and $7.5 million, respectively, related to insurance recoveries in excess of net book value for assets damaged at the Company's facility in Cartersville, Georgia in two separate events. See Note 15 of the Consolidated Financial Statements for more information.

The Leasing Group generally uses its non-recourse warehouse loan facility or cash to provide initial funding for a portion of the purchase price of the railcars. After initial funding, the Leasing Group may obtain long-term financing for the railcars in the lease fleet through non-recourse asset-backed securities; long-term recourse debt; long-term non-recourse promissory notes; or third-party equity.

Information regarding the Leasing Group's lease fleet is as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Number of railcars:			
Wholly-owned [1]	86,355	85,735	84,750
Partially-owned	23,280	23,560	23,690
	109,635	109,295	108,440
Investor-owned	34,230	33,005	33,235
	143,865	142,300	141,675
Company-owned railcars [2]:			
Average age in years	13.8	13.0	12.3
Average remaining lease term in years	2.9	2.9	3.0
Fleet utilization	97.0 %	97.5 %	97.9 %

[1] Includes 2,240 railcars, 2,495 railcars, and 2,810 railcars under leased-in arrangements as of December 31, 2024, 2023, and 2022, respectively.

[2] Includes wholly-owned railcars, partially-owned railcars, and railcars under leased-in arrangements.

Rail Products Group

	Year Ended December 31,			Percent Change	
	2024	**2023**	**2022**	**2024 versus 2023**	**2023 versus 2022**
		($ in millions)			
Revenues:					
Rail products [1]	$ 2,321.7	$ 2,363.7	$ 1,819.0	(1.8)%	29.9 %
Parts & components	109.4	115.7	66.5	(5.4)%	74.0 %
Total revenues	$ 2,431.1	$ 2,479.4	$ 1,885.5	(1.9)%	31.5 %
Operating costs:					
Cost of revenues	$ 2,209.0	$ 2,336.0	$ 1,789.9	(5.4)%	30.5 %
Selling, engineering, and administrative expenses	32.8	30.5	29.1	7.5 %	4.8 %
Gains (losses) on dispositions of property	0.1	(0.3)	(0.9)	*	*
Operating profit	$ 189.4	$ 112.6	$ 65.6	68.2 %	71.6 %
Operating profit margin	7.8 %	4.5 %	3.5 %		

* Not meaningful

[1] Includes sustainable railcar conversion revenues of $82.3 million, representing 1,095 railcars, for the year ended December 31, 2024. Includes sustainable railcar conversion revenues of $170.6 million, representing 1,775 railcars, for the year ended December 31, 2023. Includes sustainable railcar conversion revenues of $163.7 million, representing 1,725 railcars, for the year ended December 31, 2022.

Revenues for the Rail Products Group decreased for the year ended December 31, 2024 by 1.9% when compared to the prior year primarily as a result of a lower volume of sustainable railcar conversions, partially offset by the mix of railcars sold.

Revenues for the Rail Products Group increased for the year ended December 31, 2023 by 31.5% when compared to the year ended December 31, 2022 primarily as a result of higher deliveries and favorable pricing, partially offset by the mix of railcars sold. Increases in the parts and components business were driven by the growth of our parts business as a result of the acquisition of Holden America.

Cost of revenues for the Rail Products Group decreased for the year ended December 31, 2024 by 5.4% when compared to the prior year primarily due to a lower volume of sustainable railcar conversions, improved labor efficiencies, and operational efficiencies associated with reduced production line changeovers and fewer supply chain disruptions. These decreases were partially offset by the mix of railcars sold when compared to the prior year.

Cost of revenues for the Rail Products Group increased for the year ended December 31, 2023 by 30.5% when compared to the year ended December 31, 2022 primarily driven by higher deliveries, the impact of foreign currency fluctuations, and labor inefficiencies associated with onboarding of new employees. Additionally, cost of revenues was unfavorably impacted by operational inefficiencies associated with production line changeovers and supply chain disruptions, including the U.S.-Mexico border closures and border congestion.

Operating profit for the Rail Products Group increased for the year ended December 31, 2024 by 68.2% when compared to the prior year primarily due to improved labor and operational efficiencies and the mix of railcars sold.

Operating profit for the Rail Products Group increased for the year ended December 31, 2023 by 71.6% when compared to the year ended December 31, 2022 primarily as a result of higher deliveries and favorable pricing, partially offset by the mix of railcars sold, the impact of foreign currency fluctuations, supply chain disruptions, and operational and labor inefficiencies.

Information related to our Rail Products Group backlog of new railcars is as follows.

	December 31,			Percent Change	
	2024	**2023**	**2022**	**2024 versus 2023**	**2023 versus 2022**
		(in millions)			
External customers	$ 1,895.2	$ 2,896.5	$ 3,444.1		
Leasing Group	250.3	304.4	458.9		
Total	$ 2,145.5	$ 3,200.9	$ 3,903.0	(33.0)%	(18.0)%

	Year Ended December 31,			Percent Change	
	2024	**2023**	**2022**	**2024 versus 2023**	**2023 versus 2022**
Beginning balance	25,890	32,270	13,980		
Orders received [1]	7,685	11,500	31,905	(33.2)%	(64.0)%
Deliveries [2]	(17,570)	(17,355)	(13,315)	1.2 %	30.3 %
Other adjustments [3]	—	(525)	(300)		
Ending balance	16,005	25,890	32,270	(38.2)%	(19.8)%
Average selling price in ending backlog	$ 134,052	$ 123,635	$ 120,948	8.4 %	2.2 %

[1] Orders received for the year ended December 31, 2022 include 15,000 railcars valued at approximately $1.8 billion associated with a long-term railcar supply agreement with GATX Corporation ("GATX").

[2] Deliveries for the year ended December 31, 2024 included approximately 1,300 railcar shipments that were delayed at the end of 2023 due to the U.S.-Mexico border closure and delivered during the first half of 2024.

[3] The adjustment for the year ended December 31, 2023 includes 160 railcars valued at $19.2 million that were placed with a different customer and are also included in orders received in the table above, resulting in no net effect on ending backlog, as well as 365 railcars valued at $33.4 million that were removed from the new railcar backlog by mutual agreement with customers. The adjustment for the year ended December 31, 2022 includes 300 railcars valued at $34.6 million that were removed from the new railcar backlog and shifted to the sustainable railcar conversion backlog.

Total backlog dollars for the year ended December 31, 2024 decreased by 33.0% when compared to the prior year. Total backlog dollars for the year ended December 31, 2023 decreased by 18.0% when compared to December 31, 2022. The ending backlog as of December 31, 2022 included approximately $1.8 billion associated with a long-term railcar supply agreement with GATX. We expect to deliver approximately 48% of our railcar backlog value during 2025, with the remainder to be delivered through 2028. The orders in our backlog from the Leasing Group are fully supported by lease commitments with external customers. The final amount of backlog attributable to the Leasing Group may vary by the time of delivery as customers may elect to change their procurement decision.

Transactions between the Rail Products Group and the Leasing Group are as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
		($ in millions)	
Revenues:			
New railcars	$ 461.4	$ 461.7	$ 624.9
Sustainable railcar conversions	$ 0.4	$ 45.5	$ 118.6
Parts & components	$ 30.9	$ 28.3	$ 14.6
Deferred profit	$ 31.9	$ 28.3	$ 50.2
Number of new railcars (in units)	3,555	3,425	4,735
Number of sustainable railcar conversions (in units)	5	445	1,155

Corporate and other

	Year Ended December 31,			Percent Change	
	2024	**2023**	**2022**	**2024 versus 2023**	**2023 versus 2022**
	(in millions)				
Operating costs:					
Selling, engineering, and administrative expenses	$ 125.9	$ 109.4	$ 97.2	15.1 %	12.6 %
Gains on dispositions of property	(0.2)	(1.1)	(16.4)	*	*
Operating loss	$ (125.7)	$ (108.3)	$ (80.8)	16.1 %	34.0 %

* Not meaningful

Selling, engineering, and administrative expenses for the year ended December 31, 2024 increased 15.1%, compared to the prior year primarily from higher employee-related costs, including increased incentive-based compensation and costs associated with workforce reductions to improve our cost structure, as well as continued investments in technology.

Selling, engineering, and administrative expenses for the year ended December 31, 2023 increased 12.6%, compared to the year ended December 31, 2022 primarily from higher employee-related costs, as well as the change in estimated fair value of additional contingent consideration associated with an acquisition.

Total operating costs during each of the years ended December 31, 2024, 2023, and 2022 were favorably impacted by gains associated with the disposition of non-operating facilities. As we continue to streamline our operational footprint, we may have additional gains or losses on the disposition of other non-operating facilities.

Liquidity and Capital Resources

Overview

We expect to finance future operating requirements with cash, cash equivalents, and short-term marketable securities; cash flows from operations; and short-term debt, long-term debt, and equity. Debt instruments that we have utilized include the TILC warehouse loan facility, senior notes, convertible subordinated notes, asset-backed securities, non-recourse promissory notes, and our revolving credit facility.

As of December 31, 2024, we have total committed liquidity of $987.4 million. Our total available liquidity includes: $228.2 million of unrestricted cash and cash equivalents; $591.3 million unused and available under our revolving credit facility; and $167.9 million unused and available under the TILC warehouse loan facility based on the amount of warehouse-eligible, unpledged equipment. We believe we have access to adequate capital resources to fund operating requirements and are an active participant in the capital markets.

Our material cash requirements from known contractual or other obligations primarily include principal and interest payments on debt, payments on operating leases, and purchase obligations as part of the normal course of business. See Note 9 of the Consolidated Financial Statements for information regarding scheduled maturities of our debt. We intend to use cash from operations and our available liquidity to repay or refinance our 2017 promissory notes. Interest payable associated with our debt due in the next twelve months is approximately $258.8 million, with $501.7 million due thereafter. See Note 1 and Note 6 of the Consolidated Financial Statements for further information on operating leases. Other contractual obligations are enforceable and legally binding and primarily consist of raw materials and components, equipment, and third-party services for which purchase orders have been issued. These contractual obligations due in the next twelve months are approximately $449.2 million, with $6.1 million due thereafter.

Liquidity Highlights

TILC Warehouse Loan Facility – In March 2024, we entered into a new TILC warehouse loan facility with a total commitment amount of $800.0 million, a revolving termination date of March 15, 2027, and a maturity date of March 15, 2028. Advances under the facility bear interest at one-month term SOFR plus a facility margin of 1.75%. This warehouse loan facility replaced the prior $1.0 billion warehouse loan facility.

TRL-2024 Secured Railcar Equipment Notes – In May 2024, TRL-2021 issued $432.4 million of its Series 2024-1 Class A Green Secured Railcar Equipment Notes. These notes bear interest at a fixed rate of 5.78% and have a stated final maturity date of 2054. Net proceeds received from the transaction were used to repay borrowings under TILC's warehouse loan facility, to redeem the outstanding debt of the TRL VII Notes, and for general corporate purposes.

Redemption of TRL-VII Secured Railcar Equipment Notes – In May 2024, we redeemed in full the TRL VII Notes, of which $94.1 million was outstanding at the redemption date. The all-in interest rate for the TRL VII Notes was 6.66% per annum.

Senior Notes due 2028 – In June 2024, we issued an additional $200.0 million aggregate principal amount of 7.75% senior notes due July 2028, which increased the aggregate principal amount from $400.0 million to $600.0 million. Interest on the Additional Senior Notes is payable semiannually commencing July 15, 2024. Net proceeds received from the issuance, together with cash on hand, were used to repay our Senior Notes due 2024, and to pay related fees, costs, premiums, and expenses in connection with the issuance.

Redemption of Senior Notes due 2024 – In June 2024, we redeemed in full $400.0 million aggregate principal amount of our 4.55% senior notes due 2024.

See Note 9 of the Consolidated Financial Statements for additional information regarding these debt transactions.

Dividend Payments – In December 2024, our Board of Directors declared an increase to our quarterly dividend from $0.28 per share to $0.30 per share. We paid $93.2 million in dividends to our common stockholders during the year ended December 31, 2024.

Share Repurchase Authorization – In December 2022, our Board of Directors authorized a share repurchase program effective December 9, 2022 with no expiration. The share repurchase program authorizes the Company to repurchase up to $250.0 million of its common stock. During the year ended December 31, 2024, share repurchases totaled 608,052 shares, at a cost of approximately $21.0 million, resulting in a remaining authorization to repurchase up to $229.0 million of our common stock under the share repurchase program as of December 31, 2024.

Cash Flows

The following table summarizes our cash flows from operating, investing, and financing activities for the years ended December 31, 2024 and 2023:

	Year Ended December 31,	
	2024	2023
	(in millions)	
Net cash flows from continuing operations:		
Operating activities	$ 588.1	$ 309.0
Investing activities	(214.6)	(363.0)
Financing activities	(219.9)	8.2
Net cash flows from discontinued operations	(14.3)	(13.4)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$ 139.3	$ (59.2)

Operating Activities. Net cash provided by operating activities from continuing operations for the year ended December 31, 2024 was $588.1 million compared to $309.0 million net cash provided by operating activities from continuing operations for the year ended December 31, 2023. The changes in our operating assets and liabilities are as follows:

	Year Ended December 31,	
	2024	2023
	(in millions)	
(Increase) decrease in receivables, inventories, and other assets	$ 194.7	$ (77.5)
Increase (decrease) in accounts payable, accrued liabilities, and other liabilities	(26.6)	56.9
Changes in operating assets and liabilities	$ 168.1	$ (20.6)

The changes in our operating assets and liabilities resulted in a net source of $168.1 million for the year ended December 31, 2024, as compared to a net use of $20.6 million for the year ended December 31, 2023. The changes in operating assets and liabilities for the current year period were impacted primarily by lower inventory balances associated with railcar deliveries.

Investing Activities. Net cash used in investing activities from continuing operations for the year ended December 31, 2024 was $214.6 million compared to $363.0 million of net cash used in investing activities from continuing operations for the year ended December 31, 2023. Significant investing activities are as follows:

- We had a net fleet investment of $181.2 million during the year ended December 31, 2024, compared to $287.0 million during the year ended December 31, 2023. Our investment in the lease fleet primarily includes new railcar additions, sustainable railcar conversions, railcar modifications, and other betterments, net of deferred profit, as well as secondary market purchases; and is net of proceeds from lease portfolio sales.

- During the year ended December 31, 2023, we acquired a company that is a provider of proprietary software and logistics and terminal management solutions for net cash of $62.6 million. We had no acquisitions during the year ended December 31, 2024.

Financing Activities. Net cash used in financing activities during the year ended December 31, 2024 was $219.9 million compared to $8.2 million of net cash provided by financing activities for the same period in 2023. Significant financing activities are as follows:

- During the year ended December 31, 2024, we had total borrowings of $1,970.4 million and total repayments of $2,050.5 million, for net repayments of $80.1 million, primarily from the redemption of the Senior Notes due 2024 and the TRL VII Notes, partially offset by debt proceeds to support our investment in the lease fleet and for general corporate purposes. During the year ended December 31, 2023, we had total borrowings of $1,652.7 million and total repayments of $1,518.9 million, for net proceeds of $133.8 million, primarily from debt proceeds for general corporate purposes and to support our investment in the lease fleet.

- We paid $93.2 million and $86.0 million in dividends to our common stockholders during the years ended December 31, 2024 and 2023, respectively.

See Part II, Item 7 of our 2023 Annual Report on Form 10-K for a discussion of our liquidity and capital resources for the year ended December 31, 2023, including a comparison to the year ended December 31, 2022.

Current Debt Obligations

The revolving credit facility contains several financial covenants that require the maintenance of ratios related to minimum interest coverage for the leasing and manufacturing operations and maximum leverage. A summary of our financial covenants is detailed below:

Ratio	Covenant	Actual at December 31, 2024
Maximum leverage [1]	No greater than 3.75 to 1.00	1.33
Minimum interest coverage [2]	No less than 2.25 to 1.00	8.29

[1] Defined as the ratio of consolidated total indebtedness to consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") for the Borrower and its restricted subsidiaries for the period of four consecutive quarters ending with December 31, 2024.

[2] Defined as the ratio of the difference of (A) consolidated EBITDA less (B) consolidated capital expenditures – manufacturing and other to consolidated interest expense to the extent paid in cash, in each case for the Borrower and its restricted subsidiaries for the period of four consecutive quarters ending with December 31, 2024.

As of December 31, 2024, we were in compliance with all such financial covenants. Please refer to Note 9 of the Consolidated Financial Statements for a description of our current debt obligations.

Capital Expenditures

Capital expenditures for 2024 were $595.7 million with $541.9 million utilized for net lease fleet additions, which includes new railcar additions, sustainable railcar conversions, railcar modifications, and other betterments, net of deferred profit, as well as secondary market purchases. Proceeds from lease portfolio sales totaled $360.7 million, resulting in a net fleet investment of $181.2 million.

For the full year 2025, we anticipate a net fleet investment of between $300 million and $400 million. Capital expenditures related to operating and administrative activities, including supporting automation, technology, and modernization of our facilities and processes, are projected to range between $45 million and $55 million for the full year 2025.

Equity Investments

See Note 5 of the Consolidated Financial Statements for information about our investments in partially-owned subsidiaries.

Off Balance Sheet Arrangements

As of December 31, 2024, we had outstanding letters of credit issued under our revolving credit facility in an aggregate amount of $8.7 million, which are scheduled to expire beginning in April 2025. Our letters of credit obligations support performance bonds related to certain railcar orders. See Note 9 of the Consolidated Financial Statements for further information about our corporate revolving credit facility. Additionally, we had a letter of credit issued outside our revolving credit facility for $8.5 million. This letter of credit obligation replaces a required cash liquidity reserve to support the TILC warehouse loan facility and renews by its terms each year.

Employee Retirement Plans

As disclosed in Note 11 of the Consolidated Financial Statements, as of December 31, 2024, the benefit obligation associated with our nonqualified retirement plan totaled $10.5 million. We sponsor a 401(k) plan that covers substantially all domestic employees and includes a Company matching contribution of up to 6% each of eligible compensation, subject to a two-year cliff vesting period, as well as the Trinity Industries, Inc. Deferred Compensation Plan. Employer contributions to the 401(k) plan and the Trinity Industries, Inc. Deferred Compensation Plan for the year ending December 31, 2025 are expected to be $12.3 million, compared to $11.8 million contributed during 2024.

Stock-Based Compensation

We have a stock-based compensation plan covering our employees and our Board of Directors. See Note 13 of the Consolidated Financial Statements for further information.

Derivative Instruments

We use derivative instruments to mitigate interest rate risk, including risks associated with the impact of changes in interest rates in anticipation of future debt issuances and to offset interest rate variability of certain floating rate debt issuances outstanding. We also use derivative instruments to mitigate the impact of changes in foreign currency exchange rates. Derivative instruments are accounted for in accordance with applicable accounting standards. See Note 3 of the Consolidated Financial Statements for discussion of how we utilize our derivative instruments.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

Deferred Income Taxes

Description of Estimate	We account for income taxes under the asset and liability method prescribed by Accounting Standards Codification ("ASC") 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and other tax attributes using currently enacted laws and tax rates for the appropriate tax jurisdictions. The effect of a change in enacted laws or tax rates on deferred tax assets and liabilities is recognized in the provision for income taxes in the period that includes the enactment date. Our net deferred tax liabilities totaled $1,074.7 million as of December 31, 2024, which includes valuation allowances of $20.8 million. For further information regarding income taxes, see Note 10 of the Consolidated Financial Statements.
Judgment and/or Uncertainty	Management is required to estimate the timing of the recognition of deferred tax assets and liabilities, make assumptions about the future deductibility of deferred tax assets and assess deferred tax liabilities based on enacted laws and tax rates for the appropriate tax jurisdictions to determine the amount of such deferred tax assets and liabilities. We assess whether a valuation allowance should be established against deferred tax assets based on consideration of all available evidence, both positive and negative, using a more likely than not standard. This assessment considers, among other matters: the nature, frequency, and severity of recent losses; a forecast of future profitability; the duration of statutory carryback and carryforward periods; our experience with tax attributes expiring unused; and tax planning alternatives.
Potential Impact if Results Differ	Changes in recognized deferred tax assets and liabilities may occur in certain circumstances, including statutory income tax rate changes, statutory tax law changes, or changes in our structure or tax status. If such changes take place, there is a risk that our effective tax rate could increase or decrease in any period, impacting our net earnings.

Long-lived Assets

Description of Estimate	We routinely assess whether impairment indicators are present by monitoring for the existence of events or changes in circumstances that may indicate that the carrying amount of our long-lived assets, including our leased railcar fleet, might not be recoverable. Factors monitored include actual and forecasted industry-wide asset utilization, pricing indicators, asset attrition rates, and other similar metrics specific to the performance of our leased railcar fleet and other long-lived assets. Whenever an indicator of potential impairment is present, we assess recoverability by comparing the carrying value of the long-lived assets to the undiscounted future net cash flows we expect the assets to generate. If the recoverability test indicates that an impairment exists, we would recognize an impairment charge equal to the amount by which the carrying value exceeds the fair value. As of December 31, 2024, our net property, plant, and equipment totaled $7.0 billion, the net book value of our finite-lived intangible assets totaled $87.8 million, and our right-of-use assets totaled $97.0 million.
Judgment and/or Uncertainty	The estimates and judgments that most significantly affect the fair value calculations in our recoverability test include assumptions regarding revenue and operating profit; the remaining useful life over which an asset is expected to generate cash flows; and expectations regarding lease rates, lease renewals, and lease fleet utilization. The measurement of an impairment loss involves a number of management judgments, including the selection of an appropriate discount rate, consideration of market quotes for comparable assets as available, and estimates regarding final disposition proceeds.
Potential Impact if Results Differ	If actual results are not consistent with management's estimates and assumptions used to calculate estimated future cash flows, we could be exposed to impairment losses that may be material. We believe that the assumptions used in our impairment analyses are reasonable; however, given the uncertainties of the economy and its potential impact on our businesses, it is possible that impairments of remaining long-lived assets may be required in future periods as a result of changes in our operating results or our assumptions. We did not identify any impairment indicators during the year ended December 31, 2024.

Goodwill and Indefinite-lived Intangible Assets

Description of Estimate	Goodwill is required to be tested for impairment at least annually, or on an interim basis if events or circumstances change indicating that the carrying amount of the goodwill might be impaired. Indefinite-lived intangible assets are not subject to amortization but are required to be evaluated for impairment at least annually. We have the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment assessment. If, after assessing the totality of events and circumstances, we determine that it is more likely than not that the fair value of a reporting unit or an individual indefinite-lived asset is less than its carrying value, the Company will perform the quantitative impairment test. We can also elect to forgo the qualitative assessment and perform the quantitative test. The quantitative goodwill impairment test compares the reporting unit's estimated fair value with the carrying amount of its net assets. An impairment is recognized if the reporting unit's recorded net assets exceed its fair value. Impairment is assessed at the "reporting unit" level by applying a fair value-based test for each reporting unit with recorded goodwill. Goodwill totaled $221.5 million as of December 31, 2024. If the carrying value of an individual indefinite-lived intangible asset exceeds its fair value, such individual indefinite-lived intangible asset is impaired by the amount of the excess. Indefinite-lived intangible assets, which are comprised of trade names of recently acquired businesses, totaled $11.2 million as of December 31, 2024.
Judgment and/or Uncertainty	When performing a qualitative assessment, we determine the drivers of fair value for each reporting unit and for each indefinite-lived intangible asset and evaluate whether those drivers have been positively or negatively affected by relevant events and circumstances since the most recent quantitative assessment. Our evaluation includes, but is not limited to, assessment of macroeconomic trends, industry conditions, operating income trends, and capital accessibility. When performing a quantitative assessment, the estimates and judgments that most significantly affect the fair value calculations are assumptions related to revenue and operating profit results, discount rates, terminal growth rates, royalty rates, and exit multiples. We consider these to be Level 3 inputs in the fair value hierarchy, as they involve unobservable inputs for which there is little or no market data and thus require management to develop its own assumptions. If the carrying value exceeds the estimated fair value, an impairment loss will be recognized.
Potential Impact if Results Differ	If actual results are not consistent with management's estimates and assumptions used to calculate estimated future cash flows, we could be exposed to impairment losses that may be material. We believe that the assumptions used in our impairment assessments are reasonable; however, given the uncertainties of the economy and its potential impact on our businesses, there can be no assurance that our estimates and assumptions regarding the fair value of our reporting units or the fair value of each individual indefinite-lived intangible asset will prove to be accurate predictions of the future. Based on our annual qualitative assessments performed as of October 1, 2024, we concluded that it was not more likely than not that any of our reporting units or any of our indefinite-lived intangible assets had a fair value that was less than its carrying value.

Variable Interest Entities

Description of Estimate	We continuously evaluate our investments in, and other contractual arrangements with, third-party entities to determine whether they are considered a variable interest entity ("VIE") and, if so, whether we are considered the primary beneficiary. Consolidation is required for VIEs in which we are the primary beneficiary. We have determined that we are the primary beneficiary for TRIP Holdings, RIV 2013, and Trinity Global Ventures Limited. At December 31, 2024, the carrying value of our investments in these entities totaled $133.0 million. We have determined that we are not the primary beneficiary for Signal Rail Holdings LLC or certain other entities in which we have an equity interest. At December 31, 2024, the carrying value of these investments totaled $27.8 million. For further information regarding our partially-owned subsidiaries and other investments in unconsolidated affiliates, see Note 5 of the Consolidated Financial Statements.
Judgment and/or Uncertainty	The determination of whether an entity is considered a VIE and, if so, if we are the primary beneficiary of the VIE, is subjective and dependent on the specific facts and circumstances of each investment. Factors considered in these assessments include, but are not limited to, the entity's structure and equity ownership, the contractual terms, the key decision-making powers, and the obligation to absorb losses or the right to receive benefits of the VIE.
Potential Impact if Results Differ	Changes in the design or nature of the activities of a VIE, or our involvement with a VIE, could result in a change in conclusion of our status as a primary beneficiary. Such change could result in the consolidation or deconsolidation of the subsidiary, thus impacting financial results.

Contingencies and Litigation

Description of Estimate	We are involved in claims and lawsuits incidental to our business arising from various matters, including product warranty, personal injury, environmental issues, workplace laws, and various governmental regulations. We evaluate our exposure to such matters periodically and establish accruals for these contingencies when a range of loss can be reasonably estimated. As of December 31, 2024, the range of reasonably possible losses for such matters is $7.5 million to $18.9 million. For further information regarding our contingencies and litigation matters, see Note 15 of the Consolidated Financial Statements.
Judgment and/or Uncertainty	Assessments of contingencies are based on information obtained from internal and external legal counsel, including recent legal decisions and loss experience in similar situations. Based on information currently available with respect to such claims and lawsuits, including information as to which we are aware but for which we have not been served with legal process, it is management's opinion that the ultimate outcome of all such claims and litigation, including settlements, in aggregate will not have a material adverse effect on our results of operations or financial condition.
Potential Impact if Results Differ	Due to the uncertain nature of these matters, there can be no assurance that we will not become involved in future litigation or other proceedings or, if we were found to be responsible or liable in any litigation or proceeding, that such costs would not be material to us. Additionally, changes in claims and lawsuits filed, settled, or dismissed and differences between actual and estimated settlement costs or our rights in indemnity and recourse to third parties could impact operating results.

Non-GAAP Financial Measures

We have included financial measures compiled in accordance with GAAP and certain non-GAAP measures in this Annual Report on Form 10-K to provide management and investors with additional information regarding our financial results. Non-GAAP measures should not be considered in isolation or as a substitute for our reported results prepared in accordance with GAAP and, as calculated, may not be comparable to other similarly titled measures for other companies. For each non-GAAP financial measure, we provide a reconciliation to the most comparable GAAP measure.

Adjusted Return on Equity

Adjusted ROE is defined as a ratio for which (i) the numerator is calculated as income or loss from continuing operations, adjusted to exclude the effects of net income or loss attributable to noncontrolling interest, and certain other adjustments (net of income taxes), described in the footnotes to the table below, which include certain selling, engineering, and administrative expenses; gains on dispositions of other property; restructuring activities, net; interest expense, net; and the income tax effects of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"); and (ii) the denominator is calculated as average Trinity stockholders' equity (which excludes noncontrolling interest). In the following table, the numerator and denominator of our Adjusted ROE calculation are reconciled to income from continuing operations and total stockholders' equity, respectively, which are the most directly comparable GAAP financial measures. Management believes that Adjusted ROE is a useful measure to both management and investors as it provides an indication of the economic return on the Company's investments over time.

	December 31, 2024	December 31, 2023	December 31, 2022
	($ in millions)		
Numerator:			
Income from continuing operations	$ 171.4	$ 140.0	$ 98.9
Net income attributable to noncontrolling interest	(18.7)	(20.6)	(12.8)
Net income from continuing operations attributable to Trinity Industries, Inc.	152.7	119.4	86.1
Adjustments (net of income taxes):			
Selling, engineering, and administrative expenses [(1)]	—	3.0	—
Gains on dispositions of property – other [(2)(3)]	(2.1)	(4.7)	(5.6)
Restructuring activities, net [(3)]	3.4	(1.6)	0.7
Interest expense, net [(3)(4)]	(0.9)	(1.1)	(1.1)
Income tax effect of CARES Act	—	—	(0.6)
Adjusted Net Income	$ 153.1	$ 115.0	$ 79.5
Denominator:			
Total stockholders' equity	$ 1,307.2	$ 1,275.5	$ 1,269.6
Noncontrolling interest	(248.3)	(238.4)	(257.2)
Trinity stockholders' equity	$ 1,058.9	$ 1,037.1	$ 1,012.4
Average total stockholders' equity	$ 1,291.4	$ 1,272.6	$ 1,283.2
Return on Equity [(5)]	13.3 %	11.0 %	7.7 %
Average Trinity stockholders' equity	$ 1,048.0	$ 1,024.8	$ 1,021.1
Adjusted Return on Equity [(6)]	14.6 %	11.2 %	7.8 %

[(1)] Represents the change in estimated fair value of additional contingent consideration associated with an acquisition.

[(2)] Represents insurance recoveries in excess of net book value for assets damaged at the Company's facility in Cartersville, Georgia in two separate events. See Note 15 of the Consolidated Financial Statements for more information.

[(3)] For the year ended December 31, 2022, the effective tax rate for gains on dispositions of other property; restructuring activities, net; and interest expense, net is before consideration of the CARES Act.

[(4)] Represents interest income accretion related to a seller-financing agreement associated with the sale of certain non-operating assets.

[(5)] Return on Equity is calculated as income from continuing operations divided by average total stockholders' equity.

[(6)] Adjusted Return on Equity is calculated as adjusted net income divided by average Trinity stockholders' equity, each as defined and reconciled above.

Cash Flow from Operations with Net Gains on Lease Portfolio Sales

Cash flow from operations with net gains on lease portfolio sales is a non-GAAP financial measure. We believe this measure is useful to both management and investors as it provides a relevant measure of liquidity and a useful basis for assessing the breadth of the cash flow generation capabilities across our operating platform, as well as our ability to fund our operations and repay our debt. This measure is defined as net cash provided by operating activities from continuing operations as computed in accordance with GAAP, plus net gains on lease portfolio sales and is reconciled to net cash provided by operating activities from continuing operations, the most directly comparable GAAP financial measure, in the following table.

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Net cash provided by operating activities – continuing operations	$ 588.1	$ 309.0	$ 9.2
Net gains on lease portfolio sales	57.3	82.8	126.2
Cash flow from operations with net gains on lease portfolio sales	$ 645.4	$ 391.8	$ 135.4

Recent Accounting Pronouncements

See Note 1 of the Consolidated Financial Statements for information about recent accounting pronouncements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

We manage interest rate exposure by limiting variable rate exposures to a percentage of total debt and by entering into financial derivative instruments, which may include instruments such as, but not limited to, interest rate swaps and interest rate caps. Our earnings could be affected by changes in interest rates due to the impact those changes have on our variable rate debt obligations, which represented 27% of our total debt as of December 31, 2024. After considering the effect of interest rate hedges, our variable rate debt represents 16% of our total debt as of December 31, 2024. If interest rates average one percentage point more in fiscal year 2025 than they did during 2024, our interest expense would increase by $9.0 million, after considering the effects of interest rate hedges. In comparison, at December 31, 2023, we estimated that if interest rates averaged one percentage point more in fiscal year 2024 than they did during 2023, our interest expense would have increased by $8.7 million. The impact of an increase in interest rates was determined based on the impact of the hypothetical change in interest rates and scheduled principal payments on our variable-rate debt obligations as of December 31, 2024 and 2023. A one percentage point increase in the interest rate yield would decrease the fair value of the fixed rate debt by approximately $107.0 million. A one percentage point decrease in the interest rate yield would increase the fair value of the fixed rate debt by approximately $110.4 million.

We use derivative instruments to mitigate the impact of changes in foreign currency exchange rates. Foreign currency hedges are valued based on currency spot and forward rates and forward points. Hedge transactions are settled with the counterparty in cash. As of December 31, 2024, a hypothetical 10% change in foreign currency exchange rates on our forward contracts and options would not have a material impact on the Consolidated Financial Statements.

In addition, we are subject to market risk related to our net investments in our foreign subsidiaries. The net investment in foreign subsidiaries as of December 31, 2024 was $80.7 million. The impact of such market risk exposures as a result of foreign exchange rate fluctuations has not historically been material to us.

Item 8. *Financial Statements and Supplementary Data.*

Trinity Industries, Inc.

Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Trinity Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Trinity Industries, Inc. and Subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), cash flows and stockholders' equity for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 20, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of deferred tax assets and liabilities

Description of the Matter

As more fully described in Note 10 to the consolidated financial statements, at December 31, 2024, the Company had gross deferred tax assets related to deductible temporary differences of $209.3 million, offset by a valuation allowance of $20.8 million, and deferred tax liabilities of $1,263.2 million. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and other tax attributes using currently enacted tax rates. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the provision for income taxes in the period that includes the enactment date.

Auditing the Company's recognition of deferred tax assets and liabilities was complex because the Company is required to identify and evaluate differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and other tax attributes based on enacted law and tax rates for multiple federal and state tax jurisdictions to determine the amount of such deferred tax assets and liabilities. In addition, a higher degree of auditor judgment was required to evaluate the Company's deferred income tax provision as a result of the Company's application of tax law in each jurisdiction.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls that address the risks of material misstatement relating to the recognition of deferred tax assets and liabilities, including controls over the completeness and accuracy of permanent and temporary differences, the valuation of deferred income tax assets and liabilities and changes in tax laws and regulations that may impact the Company's deferred income tax provision.

Among other audit procedures performed, we (i) obtained an understanding of the Company's overall tax structure, including any changes in the Company's tax structure that occurred during the year as well as any changes in tax law that could impact the recognition of deferred tax assets and liabilities; (ii) utilized tax resources with appropriate knowledge of jurisdictional laws and regulations; (iii) tested the completeness and accuracy of deferred tax assets and liabilities based on enacted law and tax rates for the appropriate tax jurisdictions to determine the amount of such deferred tax assets and liabilities; and (iv) tested the completeness and accuracy of the underlying data. In addition, we assessed the reasonableness of the Company's deferred income tax provision based on interpretation of tax law in each jurisdiction in which the Company operates.

/s/ ERNST & YOUNG LLP

We have served as the Company's auditor since 1958.

Dallas, Texas
February 20, 2025

Trinity Industries, Inc. and Subsidiaries
Consolidated Statements of Operations

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions, except per share amounts)		
Revenues:			
Manufacturing	$ 1,938.4	$ 1,943.9	$ 1,127.3
Leasing & Services	1,140.8	1,039.4	850.0
	3,079.2	2,983.3	1,977.3
Operating costs:			
Cost of revenues:			
Manufacturing	1,748.2	1,827.5	1,083.3
Leasing & Services	662.8	628.7	526.3
	2,411.0	2,456.2	1,609.6
Selling, engineering, and administrative expenses:			
Manufacturing	32.8	30.5	29.1
Leasing & Services	77.0	62.0	59.1
Corporate & other	125.9	109.4	97.2
	235.7	201.9	185.4
Gains on dispositions of property:			
Lease portfolio sales	57.3	82.8	127.5
Other	6.0	6.8	25.2
	63.3	89.6	152.7
Restructuring activities, net	4.3	(2.2)	1.0
Total operating profit	491.5	417.0	334.0
Other (income) expense:			
Interest expense, net	273.5	265.5	209.1
Other, net	(3.8)	2.5	(1.6)
	269.7	268.0	207.5
Income from continuing operations before income taxes	221.8	149.0	126.5
Provision (benefit) for income taxes:			
Current	72.5	50.5	12.9
Deferred	(22.1)	(41.5)	14.7
	50.4	9.0	27.6
Income from continuing operations	171.4	140.0	98.9
Loss from discontinued operations, net of benefit for income taxes of $4.1, $3.6, and $1.1	(14.3)	(13.4)	(20.3)
Loss on sale of discontinued operations, net of benefit for income taxes of $—, $—, and $1.4	—	—	(5.7)
Net income	157.1	126.6	72.9
Net income attributable to noncontrolling interest	18.7	20.6	12.8
Net income attributable to Trinity Industries, Inc.	$ 138.4	$ 106.0	$ 60.1
Basic earnings per common share:			
Income from continuing operations	$ 1.86	$ 1.47	$ 1.05
Loss from discontinued operations	(0.17)	(0.16)	(0.32)
Basic net income attributable to Trinity Industries, Inc.	$ 1.69	$ 1.31	$ 0.73
Diluted earnings per common share:			
Income from continuing operations	$ 1.81	$ 1.43	$ 1.02
Loss from discontinued operations	(0.17)	(0.16)	(0.31)
Diluted net income attributable to Trinity Industries, Inc.	$ 1.64	$ 1.27	$ 0.71
Weighted average number of shares outstanding:			
Basic	81.9	81.2	81.9
Diluted	84.2	83.4	84.2

See accompanying notes to Consolidated Financial Statements.

Trinity Industries, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Net income	$ 157.1	$ 126.6	$ 72.9
Other comprehensive income (loss):			
Derivative financial instruments:			
Unrealized gains (losses) arising during the period, net of tax benefit (expense) of $1.1, $(3.3), and $(9.2)	(3.5)	10.6	29.3
Reclassification adjustments for (gains) losses included in net income, net of tax (expense) benefit of $(3.7), $7.4, and $0.8	(11.5)	(26.1)	3.5
Defined benefit plans:			
Unrealized gains (losses) arising during the period, net of tax expense (benefit) of $—, $(0.1), and $0.5	0.1	(0.3)	2.1
Amortization of net actuarial losses, net of tax benefit of $—, $—, and $0.1	0.1	0.1	0.2
Currency translation adjustments:			
Reclassification adjustments for losses included in discontinued operations, net of tax benefit of $—, $—, and $—	—	—	1.3
	(14.8)	(15.7)	36.4
Comprehensive income	142.3	110.9	109.3
Less: comprehensive income attributable to noncontrolling interest	19.1	13.6	12.5
Comprehensive income attributable to Trinity Industries, Inc.	$ 123.2	$ 97.3	$ 96.8

See accompanying notes to Consolidated Financial Statements.

Trinity Industries, Inc. and Subsidiaries
Consolidated Balance Sheets

		December 31, 2024		December 31, 2023
		(in millions)		
ASSETS				
Cash and cash equivalents	$	228.2	$	105.7
Receivables, net of allowance of $17.1 and $15.9		379.1		363.5
Income tax receivable		2.4		5.2
Inventories:				
Raw materials and supplies		320.0		419.4
Work in process		101.5		142.4
Finished goods		54.7		122.5
		476.2		684.3
Restricted cash, including partially-owned subsidiaries of $39.1 and $30.6		146.2		129.4
Property, plant, and equipment, at cost, including partially-owned subsidiaries of $1,920.5 and $1,922.5		9,751.1		9,539.6
Less accumulated depreciation, including partially-owned subsidiaries of $690.0 and $644.7		(2,763.0)		(2,534.8)
		6,988.1		7,004.8
Goodwill		221.5		221.5
Other assets		390.5		392.1
Total assets	**$**	**8,832.2**	**$**	**8,906.5**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Accounts payable	$	251.7	$	305.3
Accrued liabilities		353.0		302.3
Debt:				
Recourse		597.8		794.6
Non-recourse:				
Wholly-owned subsidiaries		4,021.3		3,819.2
Partially-owned subsidiaries		1,071.8		1,140.4
		5,690.9		5,754.2
Deferred income taxes		1,075.6		1,103.5
Other liabilities		153.8		165.7
Total liabilities		7,525.0		7,631.0
Commitments and contingencies (Note 15)				
Preferred stock – 1.5 shares authorized and unissued		—		—
Common stock – shares authorized at December 31, 2024 and 2023 – 400.0; shares issued and outstanding at December 31, 2024 – 81.8; at December 31, 2023 – 81.8		0.8		0.8
Capital in excess of par value		8.8		15.4
Retained earnings		1,054.1		1,010.5
Accumulated other comprehensive income (loss)		(4.2)		11.0
Treasury stock – shares at December 31, 2024 – 0.0; at December 31, 2023 – 0.0		(0.6)		(0.6)
		1,058.9		1,037.1
Noncontrolling interest		248.3		238.4
Total stockholders' equity		1,307.2		1,275.5
Total liabilities and stockholders' equity	**$**	**8,832.2**	**$**	**8,906.5**

See accompanying notes to Consolidated Financial Statements.

Trinity Industries, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

		Year Ended December 31,				
		2024		**2023**		**2022**
		(in millions)				
Operating activities:						
Net income	$	157.1	$	126.6	$	72.9
Loss from discontinued operations, net of income taxes		14.3		13.4		20.3
Loss on sale of discontinued operations, net of income taxes		—		—		5.7
Adjustments to reconcile net income to net cash provided by operating activities − continuing operations:						
Depreciation and amortization		293.8		293.2		276.4
Stock-based compensation expense		23.6		22.7		22.5
Provision (benefit) for deferred income taxes		(22.1)		(41.5)		14.7
Net gains on lease portfolio sales		(57.3)		(82.8)		(126.2)
Gains on dispositions of property and other assets		(3.3)		(0.5)		(18.0)
Gains on insurance recoveries from property damage		(2.7)		(6.3)		(7.5)
Non-cash impact of restructuring activities		4.3		(2.2)		—
Non-cash interest expense		13.4		12.7		13.2
Loss on extinguishment of debt		1.5		—		1.5
Other		(2.6)		(5.7)		(5.3)
Changes in operating assets and liabilities:						
(Increase) decrease in receivables		(14.3)		(22.0)		(94.4)
(Increase) decrease in inventories		208.1		(54.9)		(193.4)
(Increase) decrease in other assets		0.9		(0.6)		(11.5)
Increase (decrease) in accounts payable		(53.6)		2.2		78.4
Increase (decrease) in accrued liabilities		22.2		53.2		(37.2)
Increase (decrease) in other liabilities		4.8		1.5		(2.9)
Net cash provided by operating activities – continuing operations		588.1		309.0		9.2
Net cash used in operating activities – discontinued operations		(14.3)		(13.4)		(22.0)
Net cash provided by (used in) operating activities		573.8		295.6		(12.8)
Investing activities:						
Capital expenditures – lease fleet		(541.9)		(668.8)		(928.8)
Proceeds from lease portfolio sales		360.7		381.8		750.7
Capital expenditures – operating and administrative		(53.8)		(41.3)		(38.0)
Acquisitions, net of cash acquired		—		(62.2)		(80.4)
Proceeds from dispositions of property and other assets		20.6		19.9		44.0
Proceeds from insurance recoveries		3.7		5.1		10.0
Equity investments		(3.9)		(1.1)		(15.5)
Other		—		3.6		—
Net cash used in investing activities – continuing operations		(214.6)		(363.0)		(258.0)
Payments related to sale of discontinued operations		—		—		(2.7)
Net cash used in investing activities		(214.6)		(363.0)		(260.7)
Financing activities:						
Payments to retire debt		(2,050.5)		(1,518.9)		(1,578.5)
Proceeds from issuance of debt		1,970.4		1,652.7		2,000.6
Payments to settle contingent consideration liability		(8.0)		—		—
Dividends paid to common shareholders		(93.2)		(86.0)		(76.9)
Shares repurchased		(20.7)		—		(51.8)
Purchase of shares to satisfy employee tax on vested stock		(9.0)		(7.2)		(5.7)
Distributions to noncontrolling interest		(8.9)		(32.4)		(22.3)
Net cash provided by (used in) financing activities		(219.9)		8.2		265.4
Net increase (decrease) in cash, cash equivalents, and restricted cash		139.3		(59.2)		(8.1)
Cash, cash equivalents, and restricted cash at beginning of period		235.1		294.3		302.4
Cash, cash equivalents, and restricted cash at end of period	$	374.4	$	235.1	$	294.3
Supplemental disclosure of cash flow information:						
Interest paid	$	271.4	$	246.2	$	190.5
Income tax payments, net of refunds	$	54.6	$	42.4	$	19.3

See accompanying notes to Consolidated Financial Statements.

Trinity Industries, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Trinity Stockholders' Equity	Noncontrolling Interest	Total Stockholders' Equity
	Shares	$0.01 Par Value				Shares	Amount			
				(in millions, except par value and per common share amounts)						
Balances at December 31, 2021	83.3	$ 0.8	$ —	$ 1,046.6	$ (17.0)	—	$ (0.6)	$ 1,029.8	$ 267.0	$ 1,296.8
Net income	—	—	—	60.1	—	—	—	60.1	12.8	72.9
Other comprehensive income (loss)	—	—	—	—	36.7	—	—	36.7	(0.3)	36.4
Cash dividends declared on common stock [1]	—	—	—	(78.9)	—	—	—	(78.9)	—	(78.9)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	—	(22.3)	(22.3)
Stock-based compensation expense	—	—	22.5	—	—	—	—	22.5	—	22.5
Settlement of share-based awards, net	0.9	—	1.1	—	—	(0.3)	(7.1)	(6.0)	—	(6.0)
Shares repurchased	—	—	—	—	—	(2.0)	(51.8)	(51.8)	—	(51.8)
Accelerated share repurchase agreement	—	—	25.0	—	—	(0.8)	(25.0)	—	—	—
Retirement of treasury stock	(3.1)	—	(48.6)	(35.2)	—	3.1	83.8	—	—	—
Balances at December 31, 2022	81.1	$ 0.8	$ —	$ 992.6	$ 19.7	—	$ (0.7)	$ 1,012.4	$ 257.2	$ 1,269.6
Net income	—	—	—	106.0	—	—	—	106.0	20.6	126.6
Other comprehensive loss	—	—	—	—	(8.7)	—	—	(8.7)	(7.0)	(15.7)
Cash dividends declared on common stock [1]	—	—	—	(88.1)	—	—	—	(88.1)	—	(88.1)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	—	(32.4)	(32.4)
Stock-based compensation expense	—	—	22.7	—	—	—	—	22.7	—	22.7
Settlement of share-based awards, net	1.0	—	0.7	—	—	(0.3)	(7.9)	(7.2)	—	(7.2)
Retirement of treasury stock	(0.3)	—	(8.0)	—	—	0.3	8.0	—	—	—
Balances at December 31, 2023	81.8	$ 0.8	$ 15.4	$ 1,010.5	$ 11.0	—	$ (0.6)	$ 1,037.1	$ 238.4	$ 1,275.5
Net income	—	—	—	138.4	—	—	—	138.4	18.7	157.1
Other comprehensive income (loss)	—	—	—	—	(15.2)	—	—	(15.2)	0.4	(14.8)
Cash dividends declared on common stock [1]	—	—	—	(94.8)	—	—	—	(94.8)	—	(94.8)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	—	(9.2)	(9.2)
Stock-based compensation expense	—	—	23.6	—	—	—	—	23.6	—	23.6
Settlement of share-based awards, net	0.9	—	1.3	—	—	(0.3)	(10.5)	(9.2)	—	(9.2)
Shares repurchased	—	—	—	—	—	(0.6)	(21.0)	(21.0)	—	(21.0)
Retirement of treasury stock	(0.9)	—	(31.5)	—	—	0.9	31.5	—	—	—
Balances at December 31, 2024	81.8	$ 0.8	$ 8.8	$ 1,054.1	$ (4.2)	—	$ (0.6)	$ 1,058.9	$ 248.3	$ 1,307.2

[1] Dividends of $1.14, $1.06, and $0.95 per common share for the years ended December 31, 2024, 2023, and 2022, respectively.

See accompanying notes to Consolidated Financial Statements.

Trinity Industries, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Principles of Consolidation

The financial statements of Trinity Industries, Inc. and Subsidiaries ("Trinity," "Company," "we," "our," or "us") include the accounts of our wholly-owned subsidiaries and our partially-owned subsidiaries, TRIP Rail Holdings LLC ("TRIP Holdings"), RIV 2013 Rail Holdings LLC ("RIV 2013"), and Trinity Global Ventures Limited ("Trinity Global Ventures"), in which we have a controlling interest. All significant intercompany accounts and transactions have been eliminated. Certain prior year balances have been reclassified to conform to the 2024 presentation.

Our Reportable Segments

Effective January 1, 2024, the Company modified its organizational structure to better leverage our maintenance services capabilities to support lease fleet optimization and to grow our services and parts businesses. The new structure resulted in a change to our reportable segments beginning in 2024. In connection with this organizational update, we aligned the maintenance services business, which was previously reported in the Rail Products Group, to now be presented within our leasing business. This change aligns with the way in which our Chief Operating Decision Maker ("CODM") assesses performance and allocates resources. Consequently, beginning January 1, 2024, we report our operating results in two reportable segments: (1) the Railcar Leasing and Services Group, formerly the Railcar Leasing and Management Services Group, and (2) the Rail Products Group. These changes had no impact to our previously reported consolidated results of operations, financial position, or cash flows. All prior period segment results set forth herein have been recast to reflect these changes and present results on a comparable basis.

Revenue Recognition

Revenue associated with our railcar lease contracts is recognized in accordance with Accounting Standards Codification ("ASC") 842, *Leases*. Revenue associated with our railcar manufacturing, maintenance services, digital and logistics services businesses, and certain servicing, maintenance, and management agreements is recognized in accordance with ASC 606, *Revenue from Contracts with Customers.*

Revenue is measured based on the allocation of the transaction price in a contract to satisfied performance obligations. The transaction price does not include any amounts collected on behalf of third parties. We recognize revenue when we satisfy a performance obligation by transferring control over a product or service to a customer. For all contracts with customers, we evaluate whether we are the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis). Generally, we are the principal in our contracts with customers and report revenues on a gross basis as we control the product or service before it is transferred to a customer. We act as an agent for a small number of service contracts and report those revenues on a net basis as we do not control the services before they are provided to the customer. Payments for our products and services are generally due within normal commercial terms.

The following is a description of principal activities from which we generate our revenue, separated by reportable segments. See Note 4 for a further discussion regarding our reportable segments.

Railcar Leasing and Services Group

In our Railcar Leasing and Services Group ("Leasing Group"), revenue from rentals and operating leases, including contracts that contain non-level fixed lease payments, is recognized monthly on a straight-line basis. Leases not classified as operating leases are generally considered sales-type leases as a result of an option to purchase.

We review our operating lease receivables for collectibility on a regular basis, taking into consideration changes in factors such as the lessee's payment history, the financial condition of the lessee, and business and economic conditions in the industry in which the lessee operates. In the event that the collectibility of a receivable with respect to any lessee is no longer probable, we derecognize the revenue and related receivable and recognize future revenue only when the lessee makes a rental payment. Contingent rents are recognized when the contingency is resolved.

Selling profit or loss associated with sales-type leases is recognized upon lease commencement, and a net investment in the sales-type lease is recorded in the Consolidated Balance Sheets. Interest income related to sales-type leases is recognized over the lease term using the effective interest method. See "Lease Accounting" below for additional information regarding sales-type leases as of December 31, 2024 and 2023.

We report all sales of railcars from the lease fleet and selling profit or loss associated with sales-type leases as a net gain or loss from the disposal of a long-term asset in accordance with ASC 610-20, *Gains and losses from the derecognition of non-financial assets*. These sales are presented in the Lease portfolio sales line in our Consolidated Statements of Operations.

Our maintenance services business is primarily dedicated to servicing our lease fleet. Revenues related to maintenance services performed on Company-owned railcars under full-service lease agreements are eliminated within the Railcar Leasing and Services Group. Services that are not included in the full-service lease agreement, such as repairs of railcar damage or other customer-specific requirements, as well as maintenance and repair activities on railcars owned by third parties, including our investor-owned fleet, are reflected in the Leasing Group's revenues and are not eliminated in consolidation.

Within maintenance services, revenue is recognized over time as repair and maintenance projects are completed, using an input approach based on the costs incurred relative to the total estimated costs of performing the project. We recorded contract assets of $9.6 million and $8.8 million as of December 31, 2024 and December 31, 2023, respectively, related to unbilled revenues recognized on repair and maintenance activities that have been performed, but for which the entire project has not yet been completed, and the railcar has not yet been shipped to the customer. These contract assets are included within the Receivables, net of allowance line in our Consolidated Balance Sheets.

In connection with an acquisition that occurred during the first quarter of 2023, we evaluated whether we are acting as a principal or an agent for certain logistics services provided to a small number of customers. During the fourth quarter of 2023, we concluded that we act as an agent in these transactions as we do not control the services before they are provided to the customer, and as a result, revenues that were previously recognized on a gross basis should be recognized on a net basis. We elected to effect this accounting change on a prospective basis as it was not quantitatively or qualitatively material to our consolidated financial statements, and beginning in the fourth quarter of 2023, revenues associated with these services are now recognized on a net basis. The accounting change had no effect on the Company's previously reported operating profit, net income, earnings per share, Consolidated Balance Sheets, or Consolidated Statements of Cash Flows.

Rail Products Group

Our railcar manufacturing business recognizes revenue related to new railcars at a point in time when the customer has submitted its certificate of acceptance and legal title of the railcar has passed to the customer. Certain contracts for the sales of railcars include price adjustments based on changes to input costs; this amount represents variable consideration for which we are generally unable to estimate the final consideration until the railcar is delivered.

Revenue related to sustainable railcar conversions is recognized over time as sustainable railcar conversions are completed, using an input approach based on the costs incurred relative to the total estimated costs of performing the project. Revenue related to certain support services is recognized over time based on our stand-ready obligation to provide such services. We recorded contract assets of $3.4 million and $12.6 million as of December 31, 2024 and 2023, respectively. These contract assets are included within the Receivables, net of allowance line in our Consolidated Balance Sheets.

We account for shipping and handling costs as activities to fulfill the promise to transfer the good; as such, these fees are recorded in revenue. The fees and costs of shipping and handling activities are accrued when the related performance obligation has been satisfied.

Unsatisfied Performance Obligations

The following table includes estimated revenue expected to be recognized in future periods related to performance obligations that are unsatisfied or partially satisfied as of December 31, 2024 and the percentage of the outstanding performance obligations as of December 31, 2024 expected to be delivered during 2025:

	Unsatisfied performance obligations at December 31, 2024	
	Total Amount	Percent expected to be delivered in 2025
	(in millions)	
Rail Products Group:		
New railcars:		
External customers	$ 1,895.2	
Leasing Group	250.3	
	$ 2,145.5	47.5 %
Sustainable railcar conversions	$ 3.1	100.0 %
Railcar Leasing and Services Group:		
Leasing and management	$ 57.3	33.5 %
Maintenance services	$ 4.8	100.0 %

The remainder of the unsatisfied performance obligations for the Rail Products Group is expected to be delivered through 2028. The orders in the Rail Products Group's backlog from the Leasing Group are fully supported by lease commitments with external customers. The final amount of backlog attributable to the Leasing Group may vary by the time of delivery as customers may elect to change their procurement decision.

Unsatisfied performance obligations for the Railcar Leasing and Services Group are related to servicing, maintenance, and management agreements and are expected to be performed through 2029.

Lease Accounting

Lessee

We are the lessee of operating leases predominantly for office buildings and railcars, as well as manufacturing equipment and office equipment. Our operating leases have remaining lease terms ranging from one year to twelve years, some of which include options to extend for up to five years, and some of which include options to terminate within one year. As of December 31, 2024, we had no material finance leases in which we were the lessee. Certain of our operating leases include lease incentives, which reduce the right-of-use asset and are recognized on a straight-line basis over the lease term.

The following table summarizes the impact of our operating leases on our Consolidated Financial Statements (in millions, except lease term and discount rate):

	Year Ended December 31,		
	2024	2023	2022
Consolidated Statements of Operations			
Operating lease expense	$ 21.8	$ 19.5	$ 18.2
Short-term lease expense	$ —	$ —	$ 0.4
Consolidated Statements of Cash Flows			
Cash flows from operating activities	$ 21.8	$ 19.5	$ 18.2
Right-of-use assets recognized in exchange for new lease liabilities	$ 14.7	$ 24.1	$ 28.8

	December 31, 2024	December 31, 2023
Consolidated Balance Sheets		
Right-of-use assets [1]	$ 97.0	$ 100.6
Lease liabilities [2]	$ 113.4	$ 118.2
Weighted average remaining lease term	8.4 years	9.3 years
Weighted average discount rate [3]	3.9 %	3.6 %

[1] Included in other assets in our Consolidated Balance Sheets.

[2] Included in other liabilities in our Consolidated Balance Sheets.

[3] As the rate implicit in our leases is not readily determinable, we use the incremental borrowing rate at lease commencement of our Trinity Industries Leasing Company ("TILC") warehouse loan facility for railcar leases or our revolving credit facility for operating and administrative leases to determine the present value of lease payments.

Future contractual minimum operating lease liabilities will mature as follows (in millions):

	Railcars in our Lease Fleet	Operating and Administrative	Total
2025	$ 8.6	$ 12.4	$ 21.0
2026	8.2	11.4	19.6
2027	7.5	10.7	18.2
2028	5.0	8.9	13.9
2029	1.7	7.7	9.4
Thereafter	5.1	45.0	50.1
Total operating lease payments	$ 36.1	$ 96.1	$ 132.2
Less: Present value adjustment			(18.8)
Total operating lease liabilities			$ 113.4

Lessor

Our Leasing Group enters into railcar operating leases with third parties with terms generally ranging between one year and ten years. The majority of our fleet operates on leases that earn fixed monthly lease payments. Generally, lease payments are due at the beginning of the applicable month. A portion of our fleet operates on per diem leases that earn usage-based variable lease payments. Some of our leases include options to extend the leases for up to five years, and a small percentage of our leases include early termination options with certain notice requirements and early termination penalties. As of December 31, 2024, non-lease fleet operating leases in which we are the lessor were not significant, and we had no direct finance leases.

We manage risks associated with residual values of leased railcars by investing across a diverse portfolio of railcar types, staggering lease maturities within any given railcar type, avoiding concentration of railcar type and industry, and actively participating in secondary markets. Additionally, our lease agreements contain normal wear and tear return condition provisions and high mileage thresholds designed to protect the value of our residual assets. Our lease agreements do not contain any material residual value guarantees or restrictive covenants.

The following table summarizes the impact of our leases in our Consolidated Statements of Operations:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Operating lease revenues	$ 786.3	$ 731.5	$ 679.4
Variable operating lease revenues	$ 65.0	$ 68.7	$ 60.3
Interest income on sales-type lease receivables	$ 0.7	$ 0.7	$ 0.7
Profit recognized at sales-type lease commencement [1]	$ —	$ —	$ 1.3

[1] Included in gains on dispositions of property – lease portfolio sales on our Consolidated Statements of Operations.

Future contractual minimum revenues for operating leases will mature as follows (in millions)[1]:

2025	$	715.0
2026		586.8
2027		453.9
2028		297.1
2029		178.4
Thereafter		340.4
Total	$	2,571.6

[1] Total contractual minimum rental revenues on operating leases relates to our wholly-owned and partially-owned subsidiaries and sub-lease rental revenues associated with the Leasing Group's operating lease obligations.

Future contractual minimum lease receivables for sales-type leases will mature as follows (in millions):

2025	$	1.1
2026		1.1
2027		1.1
2028		1.1
2029		1.1
Thereafter		7.9
Total		13.4
Less: Unearned interest income		(3.7)
Net investment in sales-type leases [1]	$	9.7

[1] Included in other assets in our Consolidated Balance Sheets.

Income Taxes

The liability method is used to account for income taxes. Deferred income taxes represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their respective tax bases and other attributes using currently enacted tax laws and tax rates. Valuation allowances reduce deferred tax assets to an amount that will more likely than not be realized.

We regularly evaluate the likelihood of realization of tax benefits derived from positions we have taken in various federal and state filings after consideration of all relevant facts, circumstances, and available information. For those tax positions that are deemed more likely than not to be sustained, we recognize the benefit we believe is cumulatively greater than 50% likely to be realized. To the extent that we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of recorded reserves, the effective tax rate in a given financial statement period could be materially impacted.

Financial Instruments

We consider all highly liquid debt instruments to be either cash and cash equivalents if purchased with a maturity of three months or less, or short-term marketable securities if purchased with a maturity of more than three months and less than one year.

Financial instruments that potentially subject us to a concentration of credit risk are primarily cash investments, including restricted cash and receivables. We place our cash investments in bank deposits, investment grade short-term debt instruments, highly-rated money market funds, and highly-rated commercial paper. We limit the amount of credit exposure to any one commercial issuer. The carrying values of cash, receivables, and accounts payable are considered to be representative of their respective fair values.

Concentrations of credit risk with respect to receivables are limited due to control procedures that monitor the credit worthiness of customers, the large number of customers in our customer base, and their dispersion across different end markets and geographic areas. Receivables are generally evaluated at a portfolio level based on these characteristics. As receivables are generally unsecured, we maintain an allowance for credit losses using a forward-looking approach based on historical losses and consideration of current and expected future economic conditions. Historically, we have observed that the likelihood of loss increases when receivables have aged beyond 180 days. When a receivable is deemed uncollectible, the write-off is recorded as a reduction to the allowance for credit losses. During the year ended December 31, 2024, we recognized approximately $4.3 million of credit loss expense and wrote off $2.8 million related to our trade receivables that are in scope of ASC 326, *Financial Instruments – Credit Losses,* bringing the allowance for credit losses balance from $12.8 million at December 31, 2023 to $14.3 million at December 31, 2024. This balance excludes the general reserve for operating lease receivables that is permitted under ASC 450, *Contingencies*.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined principally on the first in first out method. Work in process and finished goods include material, labor, and overhead.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. The costs of ordinary maintenance and repair are charged to operating costs. The estimated useful lives are as follows:

Buildings and improvements	5 – 30 years
Leasehold improvements	Generally over the term of the lease
Machinery and equipment	Generally 3 – 15 years
Information systems hardware and software	3 – 5 years
Railcars in our lease fleet	Generally 35 – 40 years

Impairment of Long-lived Assets

We periodically evaluate the carrying value of long-lived assets for potential impairment. The carrying value of long-lived assets is considered impaired when their carrying value is not recoverable through undiscounted future cash flows and the fair value of the assets is less than their carrying value. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risks involved or market quotes as available. Impairment losses on long-lived assets held for sale are determined in a similar manner, except that fair values are reduced by the estimated cost to dispose of the assets. We did not identify any indicators of impairment during the years ended December 31, 2024, 2023, or 2022.

Goodwill and Intangible Assets

Goodwill is required to be tested for impairment at least annually, or on an interim basis if events or circumstances change indicating that the carrying amount of the goodwill might be impaired. Indefinite-lived intangible assets are not subject to amortization but are required to be evaluated for impairment at least annually. We have the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment assessment. If, after assessing the totality of events and circumstances, we determine that it is more likely than not that the fair value of a reporting unit or an individual indefinite-lived intangible asset is less than its carrying value, the Company will perform the quantitative impairment test. We can also elect to forgo the qualitative assessment and perform the quantitative test.

The quantitative goodwill impairment test compares the reporting unit's estimated fair value with the carrying amount of its net assets. An impairment is recognized if the reporting unit's recorded net assets exceed its fair value. Impairment is assessed at the reporting unit level by applying a fair value-based test for each unit with recorded goodwill. The estimates and judgments that most significantly affect the fair value calculations are assumptions, consisting of Level 3 inputs, related to revenue and operating profit results, discount rates, terminal growth rates, and exit multiples. As of both December 31, 2024 and 2023, goodwill totaled $221.5 million. As of October 1, 2024 and 2023, we completed our annual impairment tests of goodwill at the reporting unit level and determined that no impairment charges were necessary.

If the carrying value of an individual indefinite-lived intangible asset exceeds its fair value, such individual indefinite-lived intangible asset is impaired by the amount of the excess. As of both December 31, 2024 and 2023, indefinite-lived intangible assets, which are comprised of trade names of recently acquired businesses, totaled $11.2 million. As of October 1, 2024 and 2023, we completed our evaluations of each indefinite-lived intangible asset and determined that no impairment charges were necessary.

The net book value of our finite-lived intangible assets totaled $87.8 million and $95.5 million as of December 31, 2024 and 2023, respectively, which are amortized over their estimated useful lives, ranging from one year to fifteen years. We evaluate the carrying value of our finite-lived intangible assets for potential impairment when events and circumstances indicate that the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. We did not identify any impairment indicators during the years ended December 31, 2024, 2023, or 2022.

See Note 8 for further information regarding goodwill and intangible assets.

Restricted Cash

Restricted cash consists of cash and cash equivalents held as collateral for our non-recourse debt and lease obligations. As such, they are restricted in use.

Investments in Affiliates

We regularly assess our investments in and other contractual arrangements with third-party entities to determine whether they are considered a variable interest entity ("VIE") and, if so, whether we are considered the primary beneficiary. Consolidation is required for VIEs in which we are the primary beneficiary. We have determined that we are the primary beneficiary for TRIP Holdings, RIV 2013, and Trinity Global Ventures. At December 31, 2024, the carrying value of our investments in these entities totaled $133.0 million. See Note 5 for further information regarding investments in which we have a controlling interest.

Insurance

We are effectively self-insured for workers' compensation and employee health care claims. A third-party administrator is used to process claims. We accrue our workers' compensation and group medical liabilities based upon independent actuarial studies. These liabilities are calculated based upon loss development factors, which contemplate a number of variables, including claims history and expected trends. As of December 31, 2024 and 2023, our liabilities associated with workers' compensation were $30.6 million and $35.0 million, respectively, and our liabilities associated with group medical insurance were $3.8 million and $4.5 million, respectively. These amounts are included in the accrued liabilities line of our Consolidated Balance Sheets.

Supply Chain Finance Program

In cooperation with a participating financial institution, we facilitate a voluntary supply chain finance ("SCF") program for several of our suppliers. We negotiate payment terms with suppliers that are in line with average industry terms. We have not pledged any assets as security or provided other forms of guarantees to the financial institution. Under the SCF program, participating suppliers may choose to sell, at a discounted price, receivables due from us to the financial institution, at the sole discretion of both the suppliers and the financial institution, prior to the invoices' scheduled due dates. The payment terms that we negotiate with all suppliers are consistent regardless of whether the supplier chooses to participate in the SCF program for a particular invoice. The SCF program is administered by a third-party financial institution, and our responsibility is limited to making payments based on the terms originally negotiated with participating suppliers, regardless of whether such suppliers sell receivables to the financial institution.

Amounts due to our participating suppliers in the SCF program are included in accounts payable in our Consolidated Balance Sheets. Payments made under the SCF program are reflected in net cash provided by operating activities from continuing operations in our Consolidated Statements of Cash Flows. The following is a summary of our outstanding obligations confirmed as valid under the supplier finance program for the year ended December 31, 2024:

	Year Ended December 31, 2024
	(in millions)
Confirmed obligations outstanding at December 31, 2023	$ 18.3
Invoices confirmed	75.8
Confirmed invoices paid	(85.9)
Confirmed obligations outstanding at December 31, 2024	$ 8.2

Warranties

We provide various express, limited product warranties that generally range from one year to five years depending on the product. The warranty costs are estimated using a two-step approach. First, an engineering estimate is made for the cost of all claims that have been asserted by customers. Second, based on historical claims experience, a cost is accrued for all products still within a warranty period for which no claims have been filed. We provide for the estimated cost of product warranties at the time revenue is recognized related to products covered by warranties and assess the adequacy of the resulting reserves on a quarterly basis. As of December 31, 2024 and 2023, our accruals for warranties totaled $2.9 million and $3.3 million, respectively, and are included in accrued liabilities in our Consolidated Balance Sheets.

Foreign Currency Transactions

The functional currency of our Mexico and Canada operations is the United States dollar. Certain transactions in these countries occur in currencies other than the United States dollar. The remeasurement impact of foreign currency fluctuations on these transactions is recorded in other, net (income) expense in our Consolidated Statements of Operations.

Other Comprehensive Income (Loss)

Other comprehensive net income (loss) consists of foreign currency translation adjustments, unrealized gains and losses on our derivative financial instruments, and the net actuarial gains and losses of our defined benefit plans, the sum of which, together with net income (loss), constitutes comprehensive income (loss). See Note 12. All components are shown net of tax.

Recent Accounting Pronouncements

Adopted in 2024

ASU 2023-07 – In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2023-07, "Improvements to Reportable Segment Disclosures," which improves disclosures about a public entity's reportable segments through enhanced disclosures about significant segment expenses. ASU 2023-07 requires disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the CODM, the amount for other segment items by reportable segment and a description of its composition, the title and position of the CODM, and interim period disclosure of all current ASC 280, *Segment Reporting*, annual disclosures about a reportable segment's profit or loss and assets. We adopted ASU 2023-07 on a retrospective basis. See Note 4 for our reportable segment disclosures, including significant segment expenses.

Not Yet Adopted

ASU 2023-09 – In December 2023, the FASB issued ASU No. 2023-09, "Improvements to Income Tax Disclosures," which enhances transparency and decision usefulness of income tax disclosures. ASU 2023-09 requires, on an annual basis, a tabular disclosure using specific categories in the rate reconciliation and providing additional information for reconciling items that meet a quantitative threshold, as well as the disaggregation of income taxes paid by federal, state, and foreign jurisdictions. ASU 2023-09 is effective for public companies during annual reporting periods beginning after December 15, 2024 on a prospective basis, with an option for retrospective application. We are currently evaluating the impact ASU 2023-09 will have on our income tax disclosures.

ASU 2024-03 – In November 2024, the FASB issued ASU No. 2024-03, "Disaggregation of Income Statement Expenses," which improves financial reporting and responds to investor input by requiring public companies to disclose additional information about certain expenses in the notes to the consolidated financial statements. ASU 2024-03 requires disclosures, on an annual and interim basis, of the amounts of purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense category; a qualitative description of amounts remaining that are not separately disaggregated quantitatively; and the amount of selling expenses and, in annual reporting periods, the definition of selling expenses. ASU 2024-03 is effective for public companies during annual reporting periods beginning after December 15, 2026 on a prospective basis, with an option for retrospective application. Early adoption is permitted. We are currently evaluating the impact ASU 2024-03 will have on our financial statement disclosures.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Acquisitions and Discontinued Operations

Acquisitions

Acquisition of Holden America

In December 2022, we acquired Holden America, a manufacturer of market-leading multi-level vehicle securement and protection systems, gravity-outlet gates, and gate accessories for freight rail in North America. The purchase agreement included minimum additional consideration of $10.0 million, which is payable in installments of $5.0 million per year in each of 2024 and 2025. The purchase agreement also contained a provision whereby additional consideration could become payable based on the achievement of certain revenue targets, up to a maximum payout of $10.0 million.

The total additional consideration, which is included in other liabilities in our Consolidated Balance Sheets, had an initial estimated fair value of $20.0 million as of December 31, 2023 and is remeasured at each reporting period using Level 3 inputs. During the year ended December 31, 2024, the first installment of the additional consideration, totaling $10.0 million, was paid. This payment is reflected in our Consolidated Statements of Cash Flows, of which $8.0 million related to the initial estimated fair value is included in financing activities, and $2.0 million related to the remeasurement of the initial estimated fair value is included in operating activities. As of December 31, 2024, the fair value of the additional consideration was $10.0 million, which was funded in February 2025.

Acquisition of RSI Logistics

In March 2023, we acquired RSI Logistics, a data-centric provider of proprietary software and logistics and terminal management solutions to the North American rail industry. This transaction was recorded as a business combination within the Leasing Group, based on valuations of the acquired assets and liabilities at their acquisition date fair value using Level 3 inputs. Based on our purchase price allocation, we recorded identifiable intangible assets of $35.7 million, goodwill of $25.6 million, and certain other assets and liabilities. The identifiable intangible assets, with the exception of the trade name, which is considered an indefinite-lived intangible asset, are being amortized over their estimated useful lives, ranging from 5 years to 15 years.

See Note 8 for further information regarding goodwill and intangible assets.

Discontinued Operations

Sale of Highway Products Business

In the fourth quarter of 2021, we completed the sale of Trinity Highway Products, LLC ("THP"). Upon completion of the sale, the accounting requirements for reporting THP as a discontinued operation were met. In connection with the sale, the Company agreed to indemnify Rush Hour Intermediate II, LLC ("Rush Hour") for certain liabilities related to the highway products business, including certain liabilities resulting from or arising out of the ET-Plus® System, a highway guardrail end-terminal system (the "ET Plus"). Consequently, results from discontinued operations include certain legal expenses that are directly attributable to the highway products business. Similar expenses related to these retained obligations that may be incurred in the future will likewise be reported in discontinued operations. For the years ended December 31, 2024, 2023, and 2022, we recorded expenses related to these obligations of $18.4 million ($14.3 million, net of income taxes), $17.0 million ($13.4 million, net of income taxes), and $21.4 million ($20.3 million, net of income taxes), respectively. These expenses are included in loss from discontinued operations, net of income taxes in our Consolidated Statements of Operations. See Note 15 for further information regarding obligations retained in connection with the THP sale.

Additionally, during the year ended December 31, 2022, we recorded a loss on sale of discontinued operations of $5.8 million ($4.4 million, net of income taxes), which included a $2.7 million payment to Rush Hour representing a final working capital adjustment, as well as additional transaction costs incurred during the period.

Other discontinued operations

In addition to the THP activities disclosed above, results include certain amounts related to businesses previously disposed, including $1.3 million of loss on sale of discontinued operations, net of income taxes for the year ended December 31, 2022.

Note 3. Derivative Instruments and Fair Value Measurements

Derivative Instruments

We use derivative instruments to mitigate interest rate risk, including risks associated with the impact of changes in interest rates in anticipation of future debt issuances and to offset interest rate variability of certain floating rate debt issuances outstanding. We also use derivative instruments to mitigate the impact of changes in foreign currency exchange rates. Derivative instruments that are designated and qualify as cash flow hedges are accounted for by recording the effective portion of the gain or loss on the derivative instrument in accumulated other comprehensive income or loss ("AOCI") as a separate component of stockholders' equity. These accumulated gains or losses are reclassified into earnings in the periods during which the hedged transactions affect earnings. Derivative instruments that are not designated as hedges are accounted for by recording the realized and unrealized gains or losses on the derivative instrument in other, net (income) expense in our Consolidated Statements of Operations. We continuously monitor our derivative positions and the credit ratings of our counterparties and do not anticipate losses due to non-performance. See Note 9 for a description of our debt instruments.

Derivatives Designated as Hedging Instruments

Interest Rate Hedges

| | | | Included in accompanying balance sheet at December 31, 2024 | | |
| | | | | AOCI – loss/(income) | |
	Notional Amount	Interest Rate [(1)]	Asset/ (Liability)	Controlling Interest	Noncontrolling Interest
			($ in millions)		
Expired hedges:					
2018 secured railcar equipment notes	$ 249.3	4.41 %	$ —	$ 0.1	$ —
Tribute Rail secured railcar equipment notes	$ 256.0	2.86 %	$ —	$ 0.1	$ 0.2
2017 promissory notes – interest rate cap	$ 169.3	3.00 %	$ —	$ (0.1)	$ —
Open hedges:					
2017 promissory notes – interest rate swap	$ 381.4	2.31 %	$ 6.1	$ (5.7)	$ —
TRL-2023 term loan	$ 258.7	3.79 %	$ 1.5	$ (1.5)	$ —
TILC [(2)]	$ 130.0	3.00 %	$ 2.8	$ (2.8)	$ —

[(1)] Weighted average fixed interest rate, except for the interest rate cap on the 2017 promissory notes.

[(2)] In 2024, we entered into forward starting interest rate swaps to hedge a portion of the risk of potential interest rate increases in anticipation of a future debt issuance.

| | Effect on interest expense – increase/(decrease) | | | |
| | Year Ended December 31, | | | Expected effect during next twelve months |
	2024	2023	2022	
	(in millions)			
Expired hedges:				
2018 secured railcar equipment notes	$ 0.2	$ 0.2	$ 0.2	$ 0.1
TRIP Holdings warehouse loan	$ —	$ 0.1	$ 1.2	$ —
Tribute Rail secured railcar equipment notes	$ 0.7	$ 0.7	$ 0.4	$ 0.3
2017 promissory notes – interest rate cap	$ (0.1)	$ (0.1)	$ (0.1)	$ (0.1)
Open hedges [(1)]:				
2017 promissory notes – interest rate swap	$ (11.5)	$ (11.7)	$ 4.0	$ (11.5)
TRL-2023 term loan	$ (3.7)	$ (2.2)	$ —	$ (0.8)
TILC	$ —	$ —	$ —	$ (0.4)

[(1)] Based on the fair value of open hedges as of December 31, 2024.

Foreign Currency Hedges

Our exposure related to foreign currency transactions is currently hedged for up to a maximum of twelve months. Information related to our foreign currency hedges is as follows:

		Included in accompanying balance sheet at December 31, 2024		Effect on cost of revenues – increase/(decrease)			
				Year Ended December 31,			
Instrument	Notional Amount	Asset/ (Liability)	AOCI – loss/ (income)	2024	2023	2022	Expected effect during next twelve months [1]
				(in millions)			
Forward contracts	$ 131.1	$ (9.5)	$ 13.0	$ (1.0)	$ (7.1)	$ (1.4)	$ 12.2
Options	$ 50.4	$ 0.4	$ 0.8	$ 0.2	$ 1.4	$ —	$ (0.8)

[1] Based on the fair value of open hedges as of December 31, 2024.

Derivatives Not Designated as Hedging Instruments [1]

				Effect on other, net (income) expense – increase/(decrease)		
				Year Ended December 31,		
	Notional Amount	Interest Rate	Asset/ (Liability) at December 31, 2024	2024	2023	2022
			($ in millions)			
Interest rate derivatives – open:						
TILC warehouse facility – interest rate cap	$ 680.0	2.50 %	$ 23.3	$ (0.1)	$ —	$ —
TILC – interest rate cap [2]	$ 680.0	2.50 %	$ (23.3)	$ 3.2	$ —	$ —
Interest rate derivatives – expired [3]:						
TILC warehouse facility – interest rate cap	$ 800.0	2.50 %	$ —	$ 1.9	$ (5.4)	$ (1.6)
TILC – interest rate cap	$ 800.0	2.50 %	$ —	$ (1.9)	$ 5.4	$ 1.6

[1] Comprised of back-to-back interest rate caps entered into with the same counterparty in connection with our risk management objectives.

[2] The amount recorded to other, net (income) expense in our Consolidated Statements of Operations for the year ended December 31, 2024 includes a fee of $3.1 million related to the execution of back-to-back interest rate caps associated with the new TILC warehouse loan facility. See Note 9 for further information.

[3] These interest rate caps matured and settled in 2024.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for that asset or liability in an orderly transaction between market participants on the measurement date. An entity is required to establish a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are listed below.

Level 1 – This level is defined as quoted prices in active markets for identical assets or liabilities. Our cash equivalents and restricted cash are instruments of the U.S. Treasury or highly-rated money market mutual funds. The assets measured on a recurring basis as Level 1 in the fair value hierarchy are summarized below:

	Level 1	
	December 31, 2024	December 31, 2023
	(in millions)	
Assets:		
Cash equivalents	$ 209.6	$ 78.7
Restricted cash	146.2	129.4
Total assets	$ 355.8	$ 208.1

Level 2 – This level is defined as observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Interest rate hedges and interest rate derivatives are valued at exit prices obtained from each counterparty. Foreign currency hedges are valued at exit prices obtained from each counterparty, which are based on currency spot and forward rates and forward points. The assets and liabilities measured on a recurring basis as Level 2 in the fair value hierarchy are summarized below:

	Level 2	
	December 31, 2024	December 31, 2023
	(in millions)	
Assets [1]:		
Derivatives designated as hedging instruments:		
Interest rate hedges	$ 10.4	$ 13.1
Foreign currency hedges	0.4	6.8
Derivatives not designated as hedging instruments:		
Interest rate derivatives	23.3	6.6
Total assets	$ 34.1	$ 26.5
Liabilities [2]:		
Derivatives designated as hedging instruments:		
Interest rate hedges	$ —	$ 2.5
Foreign currency hedges	9.5	—
Derivatives not designated as hedging instruments:		
Interest rate derivatives	23.3	6.6
Total liabilities	$ 32.8	$ 9.1

[1] Included in other assets in our Consolidated Balance Sheets.
[2] Included in accrued liabilities in our Consolidated Balance Sheets.

Level 3 – This level is defined as unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. As of December 31, 2024 and 2023, we have no assets or liabilities measured on a recurring basis as Level 3 in the fair value hierarchy, except as described in Note 2.

See Note 2 for more information regarding fair value measurements involving Level 3 inputs resulting from acquisition activity. See Note 9 for the estimated fair values of our debt instruments. The fair values of all other financial instruments are estimated to approximate carrying value.

Note 4. Segment Information

We report our operating results in two reportable segments: (1) the Railcar Leasing and Services Group, which owns and operates a fleet of railcars and provides third-party fleet leasing, management, and administrative services; railcar maintenance and modification services; and other railcar logistics products and services; and (2) the Rail Products Group, which manufactures and sells railcars and related parts and components.

Effective January 1, 2024, the Company modified its organizational structure to better leverage our maintenance services capabilities to support lease fleet optimization and to grow our services and parts businesses. The new structure resulted in a change to our reportable segments beginning in 2024. In connection with this organizational update, we aligned the maintenance services business, which was previously reported in the Rail Products Group, to now be presented within our leasing business. This change aligns with the way in which our CODM assesses performance and allocates resources. Consequently, beginning January 1, 2024, we report our operating results in two reportable segments: (1) the Railcar Leasing and Services Group, formerly the Railcar Leasing and Management Services Group, and (2) the Rail Products Group. These changes had no impact to our previously reported consolidated results of operations, financial position, or cash flows. All prior period segment results set forth herein have been recast to reflect these changes and present results on a comparable basis.

Our CODM is our Chief Executive Officer. Operating profit is the primary measure our CODM uses to assess performance and allocate resources to each of our reportable segments. Gains and losses from the sale of property, plant, and equipment are included in the operating profit of each respective segment. Our CODM does not consider restructuring activities when evaluating segment operating results; therefore, restructuring activities are not allocated to segment profit or loss.

Sales and related net profits ("deferred profit") from the Rail Products Group to the Leasing Group are recorded in the Rail Products Group and eliminated in consolidation. Sales between these groups are recorded at prices comparable to those charged to external customers, taking into consideration quantity, features, and production demand. Amortization of deferred profit on railcars sold to the Leasing Group is included in the operating profit of the Leasing Group, resulting in the recognition of depreciation expense based on our original manufacturing cost of the railcars. Lease portfolio sales are included in the Leasing Group, with related gains and losses computed based on the net book value of the original manufacturing cost of the railcars.

The financial information for these segments is shown in the tables below (in millions).

| | Year Ended December 31, 2024 | | |
	Railcar Leasing and Services Group	Rail Products Group	Total
External revenue	$ 1,140.8	$ 1,938.4	$ 3,079.2
Intersegment revenue	2.4	492.7	495.1
Total revenues	1,143.2	2,431.1	3,574.3
Elimination of intersegment revenues			(495.1)
Total consolidated revenues			$ 3,079.2
Less [1]:			
Rail Products Group cost of revenues [2]	*	2,209.0	
Depreciation and amortization for Company-owned railcars [3]	240.1	*	
Maintenance and compliance for Company-owned railcars [3][4]	131.8	*	
Selling, engineering, and administrative expenses	77.0	32.8	
Gains on lease portfolio sales	(57.3)	*	
Other segment items [5]	287.6	(0.1)	
Segment operating profit	$ 464.0	$ 189.4	$ 653.4

	Year Ended December 31, 2023		
	Railcar Leasing and Services Group	Rail Products Group	Total
External revenue	$ 1,039.4	$ 1,943.9	$ 2,983.3
Intersegment revenue	1.6	535.5	537.1
Total revenues	1,041.0	2,479.4	3,520.4
Elimination of intersegment revenues			(537.1)
Total consolidated revenues			**$ 2,983.3**
Less [1]:			
Rail Products Group cost of revenues [2]	*	2,336.0	
Depreciation and amortization for Company-owned railcars [3]	238.5	*	
Maintenance and compliance for Company-owned railcars [3][4]	130.5	*	
Selling, engineering, and administrative expenses	62.0	30.5	
Gains on lease portfolio sales	(82.8)	*	
Other segment items [5]	255.3	0.3	
Segment operating profit	**$ 437.5**	**$ 112.6**	**$ 550.1**

	Year Ended December 31, 2022		
	Railcar Leasing and Services Group	Rail Products Group	Total
External revenue	$ 850.0	$ 1,127.3	$ 1,977.3
Intersegment revenue	1.5	758.2	759.7
Total revenues	851.5	1,885.5	2,737.0
Elimination of intersegment revenues			(759.7)
Total consolidated revenues			**$ 1,977.3**
Less [1]:			
Rail Products Group cost of revenues [2]	*	1,789.9	
Depreciation and amortization for Company-owned railcars [3]	234.4	*	
Maintenance and compliance for Company-owned railcars [3][4]	112.1	*	
Selling, engineering, and administrative expenses	59.1	29.1	
Gains on lease portfolio sales	(127.5)	*	
Other segment items [5]	171.6	0.9	
Segment operating profit	**$ 401.8**	**$ 65.6**	**$ 467.4**

*Not identified as a significant expense for this segment.

[1] Significant expense categories and amounts align with the segment-level information that is regularly provided to and reviewed by the CODM. Intersegment expenses are included within the amounts shown.

[2] Cost of revenues in the Rail Products Group primarily includes materials, labor, and overhead, including depreciation and amortization.

[3] Company-owned railcars include wholly-owned railcars, partially-owned railcars, and railcars under leased-in arrangements.

[4] Maintenance and compliance expense is reported at cost with respect to the services performed by our maintenance services business to support the railcars in our lease fleet.

[5] Other segment items for each reportable segment include:
  – Railcar Leasing and Services Group: the remaining operating costs for our maintenance services and digital and logistics services businesses, including materials, labor, and overhead costs; other operating costs for the lease fleet, including equipment rental, property taxes, and freight and storage expenses; and gains or losses on dispositions of other property.
  – Rail Products Group: (gains) or losses on dispositions of other property.

The reconciliation of segment operating profit to consolidated net income is as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Operating profit:			
Railcar Leasing and Services Group	$ 464.0	$ 437.5	$ 401.8
Rail Products Group	189.4	112.6	65.6
Segment Totals	653.4	550.1	467.4
Corporate and other	(125.7)	(108.3)	(80.8)
Restructuring activities, net	(4.3)	2.2	(1.0)
Eliminations	(31.9)	(27.0)	(51.6)
Consolidated operating profit	491.5	417.0	334.0
Other (income) expense	269.7	268.0	207.5
Provision (benefit) for income taxes	50.4	9.0	27.6
Loss from discontinued operations, net of income taxes	(14.3)	(13.4)	(20.3)
Loss on sale of discontinued operations, net of income taxes	—	—	(5.7)
Net income	$ 157.1	$ 126.6	$ 72.9

Additional financial information by segment is shown in the tables below.

	Total Assets	
	December 31, 2024	**December 31, 2023**
	(in millions)	
Railcar Leasing and Services Group	$ 8,151.7	$ 8,118.8
Rail Products Group	967.7	1,189.2
Segment Totals	9,119.4	9,308.0
Corporate and other	383.3	286.3
Eliminations	(670.5)	(687.8)
Total assets	$ 8,832.2	$ 8,906.5

	Depreciation & Amortization			Capital Expenditures		
	Year Ended December 31,			Year Ended December 31,		
	2024	**2023**	**2022**	**2024**	**2023**	**2022**
	(in millions)					
Railcar Leasing and Services Group	$ 262.2	$ 258.0	$ 249.3	$ 568.1	$ 688.0	$ 951.1
Rail Products Group	27.6	30.3	21.9	27.2	20.6	13.4
Corporate and other	4.0	4.9	5.2	0.4	1.5	2.3
Total	$ 293.8	$ 293.2	$ 276.4	$ 595.7	$ 710.1	$ 966.8

Corporate and other assets are primarily composed of cash and cash equivalents, short-term marketable securities, certain property, plant, and equipment, and other assets.

We operate principally in North America. Our foreign operations are primarily located in Mexico. Revenues and operating profit for our Mexico operations for the years ended December 31, 2024, 2023, and 2022 were not significant in relation to the Consolidated Financial Statements. Total assets for our Mexico operations as of December 31, 2024 and 2023 were $375.0 million and $590.0 million, respectively. Total long-lived assets for our Mexico operations as of December 31, 2024 and 2023 were $98.9 million and $96.1 million, respectively.

One customer in the Rail Products Group comprised approximately 22%, 13%, and 17% of our consolidated revenues during the years ended December 31, 2024, 2023, and 2022, respectively.

Note 5. Partially-Owned Subsidiaries

Investments in Leasing Subsidiaries

Through our wholly-owned subsidiary, TILC, we formed two subsidiaries, TRIP Holdings and RIV 2013, for the purpose of providing railcar leasing services in North America for institutional investors. Each of TRIP Holdings and RIV 2013 are direct, partially-owned subsidiaries of TILC in which we have a controlling interest. Each is governed by a seven-member board of representatives, two of whom are designated by TILC. TILC is the agent of each of TRIP Holdings and RIV 2013 and, as such, has been delegated the authority, power, and discretion to take certain actions on behalf of the respective companies.

At December 31, 2024, the carrying value of our investment in TRIP Holdings and RIV 2013 totaled $130.4 million. Our ownership interests in TRIP Holdings and RIV 2013 are 42.6% and 30.5%, respectively, with the remaining interests owned by third-party, investor-owned funds. These investments in our partially-owned leasing subsidiaries are eliminated in consolidation.

Each of TRIP Holdings and RIV 2013 has wholly-owned subsidiaries that are the owners of railcars acquired from our Rail Products and Leasing Groups. TRIP Holdings has wholly-owned subsidiaries known as Triumph Rail LLC ("Triumph Rail") and Tribute Rail LLC ("Tribute Rail"). RIV 2013 has a wholly owned-subsidiary known as TRP 2021 LLC ("TRP-2021"). TILC is the contractual servicer for Triumph Rail, Tribute Rail, and TRP-2021, with the authority to manage and service each entity's owned railcars. Our controlling interest in each of TRIP Holdings and RIV 2013 results from our combined role as both equity member and agent/servicer. The noncontrolling interest included in the accompanying Consolidated Balance Sheets represents the non-Trinity equity interest in these partially-owned subsidiaries.

Trinity has no obligation to guarantee performance under any of our partially-owned subsidiaries' (or their respective subsidiaries') debt agreements, guarantee any railcar residual values, shield any parties from losses or guarantee minimum yields.

The assets of each of Triumph Rail, Tribute Rail, and TRP-2021 may only be used to satisfy the particular subsidiary's liabilities, and the creditors of each of Triumph Rail, Tribute Rail, and TRP-2021 have recourse only to the particular subsidiary's assets. Each of TILC and the third-party equity investors receive distributions from TRIP Holdings and RIV 2013, when available, in proportion to its respective equity interests, and has an interest in the net assets of the partially-owned subsidiaries upon a liquidation event in the same proportion. TILC is paid fees for the services it provides to Triumph Rail, Tribute Rail, and TRP-2021 and has the potential to earn certain incentive fees. There are no remaining equity commitments with respect to TRIP Holdings or RIV 2013.

See Note 9 for additional information regarding the debt of TRIP Holdings and RIV 2013 and their respective subsidiaries.

Other Investment in Consolidated Affiliate

In 2023, the Company and a third party formed Trinity Global Ventures to deliver railcars and provide warranty support services in Saudi Arabia. Trinity Global Ventures is owned 51.0% by Trinity Rail Group, LLC ("Trinity Rail Group"), a wholly-owned subsidiary of the Company, and 49.0% by the third party. Upon consideration under the VIE model of ASC 810, *Consolidation*, Trinity has concluded that Trinity Global Ventures meets the definition of a VIE. Trinity Rail Group has a variable interest in Trinity Global Ventures arising from its 51.0% equity ownership position. We determined that Trinity is the primary beneficiary and therefore consolidates this entity as we have the power to direct the activities of the entity that most significantly impact its economic performance. At December 31, 2024, the carrying value of our investment in Trinity Global Ventures totaled $2.6 million, which is eliminated in consolidation.

Investment in Unconsolidated Affiliate

In 2021, the Company and Wafra, Inc. ("Wafra"), a global alternative investment manager, entered into a railcar investment vehicle program between Trinity and certain funds managed by Wafra ("Wafra Funds"). As part of this program, a joint venture was formed, Signal Rail Holdings LLC ("Signal Rail"), which is currently owned 87.6% by Wafra Funds and 12.4% by TILC. TILC services all railcars owned by Signal Rail.

In May 2024, TILC and certain of its subsidiaries sold a portfolio comprised of 1,315 railcars and related leases to Signal Rail for an aggregate sales price of approximately $142.8 million. During the year ended December 31, 2024, TILC recognized a gain of approximately $18.8 million on the sale and approximately $1.4 million was recognized as revenue for services performed associated with the delivery of railcars with attached leases. In connection with the sale, TILC contributed $2.0 million of cash to Signal Rail. Signal Rail financed the May 2024 purchase primarily through an asset-backed securitization. To date, TILC has sold 7,775 railcars and related leases to Signal Rail for an aggregate sales price of $741.4 million.

Upon consideration under the VIE model of ASC 810, *Consolidation*, Trinity has concluded that Signal Rail meets the definition of a VIE. TILC has variable interests in Signal Rail arising from its 12.4% equity ownership position and its role as a service provider. We determined that Trinity is not the primary beneficiary and therefore does not consolidate this entity as we do not have the power to direct the activities of the entity that most significantly impact its economic performance. We will absorb portions of Signal Rail's expected losses and/or receive portions of expected residual returns commensurate with our 12.4% equity interest in Signal Rail.

Our investment in Signal Rail is being accounted for under the equity method of accounting. At December 31, 2024, the carrying value of TILC's equity investment in Signal Rail was $21.2 million, which is included in other assets in our Consolidated Balance Sheets. The carrying value of this investment represents our maximum exposure in Signal Rail.

Note 6. Railcar Leasing and Services Group

The Railcar Leasing and Services Group owns and operates a fleet of railcars and provides third-party fleet leasing, management, and administrative services; railcar maintenance and modification services; and other railcar logistics products and services. Information related to the Leasing Group is as follows:

	Year Ended December 31,			Percent Change	
	2024	**2023**	**2022**	**2024 versus 2023**	**2023 versus 2022**
		($ in millions)			
Revenues:					
Leasing and management	$ 867.8	$ 813.8	$ 756.4	6.6 %	7.6 %
Maintenance services [1]	234.0	170.1	80.9	37.6 %	110.3 %
Digital and logistics services	41.4	57.1	14.2	(27.5)%	302.1 %
Total revenues	$ 1,143.2	$ 1,041.0	$ 851.5	9.8 %	22.3 %
Cost of revenues [2]	665.2	630.3	527.9	5.5 %	19.4 %
Selling, engineering, and administrative expenses	77.0	62.0	59.1	24.2 %	4.9 %
Gains on dispositions of property:					
Lease portfolio sales [3]	57.3	82.8	127.5	*	*
Other	5.7	6.0	9.8	*	*
Total operating profit	$ 464.0	$ 437.5	$ 401.8	6.1 %	8.9 %
Total operating profit margin	40.6 %	42.0 %	47.2 %		
Total operating profit margin, excluding lease portfolio sales	35.6 %	34.1 %	32.2 %		
Selected expense information for Company-owned railcars [4]:					
Depreciation and amortization expense [5]	$ 240.1	$ 238.5	$ 234.4	0.7 %	1.7 %
Maintenance and compliance expense [6]	$ 131.8	$ 130.5	$ 112.1	1.0 %	16.4 %
Other fleet operating costs [7]	$ 32.3	$ 31.5	$ 46.6	2.5 %	(32.4)%
Interest expense [8]	$ 234.4	$ 227.2	$ 186.7	3.2 %	21.7 %

* Not meaningful

[1] Revenues related to services performed by the maintenance services business on Company-owned railcars under full-service lease agreements are eliminated within the Railcar Leasing and Services Group and are excluded from the totals reported on this line.

[2] Includes depreciation and amortization expense, maintenance and compliance expense, and other fleet operating costs related to our lease fleet, as well as operating costs for our maintenance services and digital and logistics services businesses.

[3] Includes $1.3 million selling profit associated with sales-type leases for the year ended December 31, 2022.

[4] Includes wholly-owned railcars, partially-owned railcars, and railcars under leased-in arrangements.

[5] Depreciation and amortization expense includes $5.6 million and $12.1 million for the years ended December 31, 2023 and 2022, respectively, related to the disposal of certain railcar components associated with our sustainable railcar conversion program. There were no disposals under this program during the year ended December 31, 2024. Additionally, depreciation and amortization expense includes deferred profit related to new railcar additions, sustainable railcar conversions, railcar modifications, and other betterments, resulting in the recognition of depreciation expense based on the original cost of the railcars and services.

[6] Maintenance and compliance expense is reported at cost with respect to the services performed by our maintenance services business to support the railcars in our lease fleet.

[7] Other fleet operating costs include freight, storage, rent, and ad valorem taxes.

[8] Interest expense is not a component of operating profit and includes the effect of hedges.

Information related to lease portfolio sales is as follows:

	Year Ended December 31,		
	2024	**2023**	**2022**
	($ in millions)		
Lease portfolio sales	$ 360.7	$ 381.8	$ 750.7
Operating profit on lease portfolio sales [(1)]	$ 57.3	$ 82.8	$ 126.2
Operating profit margin on lease portfolio sales	15.9 %	21.7 %	16.8 %

[(1)] Excludes $1.3 million selling profit associated with sales-type leases for the year ended December 31, 2022.

Railcar Leasing Equipment Portfolio. The Leasing Group's equipment consists primarily of railcars leased by third parties. The Leasing Group purchases equipment manufactured predominantly by the Rail Products Group and enters into lease contracts with third parties with terms generally ranging between one year and ten years. The Leasing Group primarily enters into full-service operating leases. Future contractual minimum rental revenues on operating leases related to our wholly-owned and partially-owned subsidiaries are as follows:

	2025	2026	2027	2028	2029	Thereafter	Total
	(in millions)						
Future contractual minimum rental revenues	$ 702.6	$ 577.2	$ 450.4	$ 296.1	$ 177.9	$ 339.2	$ 2,543.4

Debt. Wholly-owned subsidiaries. The Leasing Group's debt at December 31, 2024 consisted primarily of non-recourse debt. As of December 31, 2024, Trinity's wholly-owned subsidiaries included in the Leasing Group held equipment with a net book value of $5,607.3 million, which is pledged solely as collateral for Leasing Group debt held by those subsidiaries. The net book value of unpledged equipment at December 31, 2024 was $340.8 million. See Note 9 for more information regarding the Leasing Group's debt.

Partially-owned subsidiaries. Debt owed by TRIP Holdings and RIV 2013 and their respective subsidiaries is non-recourse to Trinity and TILC. Creditors of each of TRIP Holdings and RIV 2013 and their respective subsidiaries have recourse only to the particular subsidiary's assets. As of December 31, 2024, TRIP Holdings held equipment with a net book value of $1,007.0 million, which is pledged solely as collateral for the TRIP Holdings' debt held by its subsidiaries. As of December 31, 2024, TRP-2021 equipment with a net book value of $409.0 million is pledged solely as collateral for the TRP-2021 debt. See Note 5 for a description of TRIP Holdings and RIV 2013 and their respective subsidiaries.

Operating Lease Obligations. Future amounts due as well as future contractual minimum rental revenues related to the Leasing Group's railcar operating lease obligations are as follows:

	2025	2026	2027	2028	2029	Thereafter	Total
	(in millions)						
Future operating lease obligations	$ 8.6	$ 8.2	$ 7.5	$ 5.0	$ 1.7	$ 5.1	$ 36.1
Future contractual minimum rental revenues	$ 12.4	$ 9.6	$ 3.5	$ 1.0	$ 0.5	$ 1.2	$ 28.2

Note 7. Property, Plant, and Equipment

The following table summarizes the components of property, plant, and equipment:

	December 31, 2024	December 31, 2023
	(in millions)	
Railcars in our lease fleet:		
Wholly-owned subsidiaries:		
Equipment on lease	$ 7,715.0	$ 7,536.7
Less: accumulated depreciation	(1,766.9)	(1,604.9)
	5,948.1	5,931.8
Partially-owned subsidiaries:		
Equipment on lease	2,233.1	2,236.6
Less: accumulated depreciation	(817.1)	(763.4)
	1,416.0	1,473.2
Deferred profit on railcar products sold [1]	(1,069.8)	(1,061.3)
Less: accumulated amortization	337.3	311.1
	(732.5)	(750.2)
Total railcars in our lease fleet	6,631.6	6,654.8
Operating and administrative assets:		
Land	16.3	16.1
Buildings and improvements	403.2	380.4
Machinery and other	441.8	419.8
Construction in progress	11.5	11.3
	872.8	827.6
Less: accumulated depreciation	(516.3)	(477.6)
Total operating and administrative assets	356.5	350.0
Total property, plant, and equipment, net	$ 6,988.1	$ 7,004.8

[1] Includes deferred profit related to new railcar additions, sustainable railcar conversions, railcar modifications, and other betterments. The deferred profit is subsequently eliminated in consolidation.

We lease certain equipment and facilities under operating leases. See Note 1 for future operating lease obligations on operating and administrative leases. See Note 1 and Note 6 for information related to the lease agreements, future operating lease obligations, and future minimum rental revenues associated with our lease fleet.

Note 8. Goodwill and Intangible Assets

Goodwill

Goodwill by segment is as follows. There were no changes to our goodwill during the year ended December 31, 2024.

	December 31, 2024	December 31, 2023
Railcar Leasing and Services Group	$ 50.6	$ 50.6
Rail Products Group	170.9	170.9
	$ 221.5	$ 221.5

Intangible Assets

A summary of our intangible assets, which are included in other assets in our Consolidated Balance Sheets, is as follows:

	Weighted Average Useful Life	December 31, 2024			December 31, 2023		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in years)			(in millions)			
Indefinite-lived intangible assets:							
Trade names	*	$ 11.2	$ —	$ 11.2	$ 11.2	$ —	$ 11.2
Finite-lived intangible assets:							
Customer relationships & backlog	14.3	53.6	(9.3)	44.3	53.6	(5.8)	47.8
Patents, developed technology, and other	9.3	36.8	(13.6)	23.2	36.6	(9.4)	27.2
Lease-related intangibles	12.1	38.5	(18.2)	20.3	35.9	(15.4)	20.5
Total finite-lived intangible assets		128.9	(41.1)	87.8	126.1	(30.6)	95.5
Total intangible assets		$ 140.1	$ (41.1)	$ 99.0	$ 137.3	$ (30.6)	$ 106.7

*Not subject to amortization

During the years ended December 31, 2024, 2023, and 2022, amortization expense related to our finite-lived intangible assets totaled $10.1 million, $13.0 million, and $5.5 million, respectively, which is included in cost of revenues in our Consolidated Statements of Operations. As of December 31, 2024, expected amortization expense related to our finite-lived intangible assets for the next five years is as follows:

	Expected Amortization Expense
	(in millions)
2025	$ 9.1
2026	$ 9.1
2027	$ 8.7
2028	$ 6.6
2029	$ 6.2

Note 9. Debt

The carrying amounts and estimated fair values of our debt are as follows:

	December 31, 2024		December 31, 2023	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(in millions)			
Corporate – Recourse:				
Revolving credit facility	$ —	$ —	$ —	$ —
Senior notes due 2024, net of unamortized discount of $— and $0.1	—	—	399.9	394.5
Senior notes due 2028, inclusive of unamortized premium of $4.3 and $—	604.3	623.2	400.0	417.6
	604.3	623.2	799.9	812.1
Less: unamortized debt issuance costs	(6.5)		(5.3)	
Total recourse debt	597.8		794.6	
Lease fleet – Non-recourse:				
Wholly-owned subsidiaries:				
TILC warehouse facility	584.6	584.6	529.3	529.3
2009 secured railcar equipment notes	—	—	99.7	100.3
2010 secured railcar equipment notes	150.0	148.5	181.2	176.5
2017 promissory notes, net of unamortized discount of $1.5 and $3.5	631.3	631.3	673.7	673.7
2018 secured railcar equipment notes, net of unamortized discount of $0.1 and $0.1	359.1	344.9	378.0	355.2
2019 secured railcar equipment notes, net of unamortized discount of $0.1 and $0.1	711.3	694.7	748.5	709.4
2020 secured railcar equipments notes, net of unamortized discount of $— and $—	296.8	275.1	311.3	277.9
2021 secured railcar equipment notes, net of unamortized discount of $0.1 and $—	706.4	682.5	295.3	256.9
2022 secured railcar equipment notes, net of unamortized discount of $— and $—	223.7	215.8	232.7	220.2
TRL-2023 term loan	323.4	323.4	334.5	334.5
Other equipment financing	50.0	50.0	52.3	52.3
	4,036.6	3,950.8	3,836.5	3,686.2
Less: unamortized debt issuance costs	(15.3)		(17.3)	
	4,021.3		3,819.2	
Partially-owned subsidiaries:				
TRP-2021 secured railcar equipment notes, net of unamortized discount of $— and $—	319.6	296.9	335.1	296.3
Triumph Rail secured railcar equipment notes, net of unamortized discount of $0.1 and $0.1	469.4	437.1	501.7	447.6
Tribute Rail secured railcar equipment notes, net of unamortized discount of $— and $—	287.8	285.0	311.0	300.1
	1,076.8	1,019.0	1,147.8	1,044.0
Less: unamortized debt issuance costs	(5.0)		(7.4)	
	1,071.8		1,140.4	
Total non–recourse debt	5,093.1		4,959.6	
Total debt	$ 5,690.9	$ 5,593.0	$ 5,754.2	$ 5,542.3

The estimated fair values of our 7.75% senior notes due 2028 ("Senior Notes due 2028") and our 4.55% senior notes due 2024 ("Senior Notes due 2024") are based on a quoted market price in a market with little activity (Level 2 input). The estimated fair values of our secured railcar equipment notes are based on our estimate of their fair value using unobservable input values provided by a third party (Level 3 inputs). The respective carrying values of our revolving credit facility, 2017 promissory notes, TRL-2023 term loan, and TILC warehouse facility approximate fair value because the interest rate adjusts to the market interest rate. As of December 31, 2024 and 2023, we evaluated the fair value of the other equipment financing liability using Level 3 inputs and determined that the fair value approximates the carrying value.

Corporate – Recourse

Revolving Credit Facility – We have a $600.0 million unsecured corporate revolving credit facility. During the year ended December 31, 2024, we had total borrowings of $280.0 million and total repayments of $280.0 million under the revolving credit facility. Additionally, we had outstanding letters of credit issued in an aggregate amount of $8.7 million, leaving $591.3 million available for borrowing as of December 31, 2024. Our outstanding letters of credit as of December 31, 2024 are scheduled to expire beginning in April 2025. Our letters of credit obligations support performance bonds related to certain railcar orders. The revolving credit facility bears interest at a variable rate of SOFR plus (1) a benchmark adjustment of 10 basis points and (2) a facility margin of 1.50%, for an all-in interest rate of 6.13% as of December 31, 2024. A commitment fee accrues on the average daily unused portion of the revolving credit facility at the rate of 0.175% to 0.40% (0.20% as of December 31, 2024).

The revolving credit facility places certain restrictions on the Company and its subsidiaries, including, but not limited to, the ability to incur additional indebtedness and guarantee indebtedness; pay dividends or make other distributions or repurchase or redeem capital stock; prepay, redeem, or repurchase certain debt; make loans and investments; sell assets; incur liens on assets; enter into transactions with affiliates; and consolidate, merge, or liquidate. Additionally, the revolving credit facility requires the maintenance of ratios related to minimum interest coverage for the leasing and manufacturing operations and maximum leverage. As of December 31, 2024, we were in compliance with all such financial covenants. Borrowings under the credit facility are guaranteed by certain of our 100%-owned subsidiaries.

Senior Notes Due 2028 – In June 2023, we issued $400.0 million aggregate principal amount of 7.75% senior notes due July 2028. These notes were issued through a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and outside the United States to non-U.S. persons pursuant to Regulation S under the Securities Act. Interest on the Senior Notes due 2028 is payable semiannually commencing January 15, 2024.

In June 2024, we issued an additional $200.0 million aggregate principal amount of 7.75% senior notes due July 2028 (the "Additional Senior Notes"), which increased the aggregate principal amount from $400.0 million to $600.0 million. The Additional Senior Notes were issued at a price of 102.5% of the principal amount. Proceeds received from the issuance totaled approximately $209.0 million and included the premium described above and interest deemed to have accrued from January 15, 2024 through June 4, 2024. The Additional Senior Notes have identical terms and conditions (other than the original issue date, issue price, the first interest payment date and the first date from which interest will accrue) as the original issuance. Interest on the Additional Senior Notes is payable semiannually commencing July 15, 2024. We incurred $3.0 million in debt issuance costs from the issuance of the Additional Senior Notes, which will be amortized to interest expense over the term of the Senior Notes due 2028. Net proceeds received from the issuance, together with cash on hand, were used to repay $400.0 million of our Senior Notes due 2024, as described below, and to pay related fees, costs, premiums, and expenses in connection with the issuance.

The Senior Notes due 2028 rank senior to existing and future subordinated debt and rank equal to existing and future senior indebtedness, including our revolving credit facility. The Senior Notes due 2028 are subordinated to all our existing and future secured debt to the extent of the value of the collateral securing such indebtedness. The Senior Notes due 2028 contain covenants that limit our ability and/or certain subsidiaries' ability to create or permit to exist certain liens; enter into sale and leaseback transactions; and consolidate, merge, or transfer all or substantially all of our assets. Our Senior Notes due 2028 are fully and unconditionally and jointly and severally guaranteed by each of our domestic subsidiaries that is a guarantor under our revolving credit facility.

Senior Notes Due 2024 – In September 2014, we issued $400.0 million aggregate principal amount of 4.55% senior notes due October 2024. In June 2024, we redeemed in full $400.0 million aggregate principal amount of our 4.55% senior notes due 2024. Additionally, in connection with the redemption of the Senior Notes due 2024, during the year ended December 31, 2024, we recognized a loss on extinguishment of debt of $0.1 million, which related to the write-off of unamortized discount and debt issuance costs. These charges are reflected in the interest expense, net line of our Consolidated Statements of Operations for the year ended December 31, 2024. As a result of the redemption of the Senior Notes due 2024, we are no longer required to report supplemental guarantor financial information in this Annual Report on Form 10-K.

Wholly-owned leasing subsidiaries

TILC Warehouse Loan Facility – TILC has historically maintained a warehouse loan facility to finance railcars owned by TILC. In March 2024, we entered into a new warehouse loan facility with a total commitment amount of $800.0 million, a revolving termination date of March 15, 2027, and a maturity date of March 15, 2028. This warehouse loan facility replaced the prior $1.0 billion warehouse loan facility. We incurred $3.9 million in debt issuance costs, which are recorded in other assets in our Consolidated Balance Sheets as of December 31, 2024, and are being amortized to interest expense over the facility term. During the year ended December 31, 2024, we had total borrowings of $1,064.6 million and total repayments of $1,009.3 million under the TILC warehouse loan facility. Of the remaining unused facility amount of $215.4 million, $167.9 million was available as of December 31, 2024 based on the amount of warehouse-eligible, unpledged equipment. The warehouse loan facility is a non-recourse obligation and is secured by a portfolio of railcars and operating leases, certain cash reserves, and other assets acquired and owned by the warehouse loan facility trust. The principal and interest of this indebtedness are paid from the cash flows of the underlying leases. Advances under the facility bear interest at one-month term SOFR plus a facility margin of 1.75%, for an all-in interest rate of 6.30% at December 31, 2024.

TRL VII – In November 2009, Trinity Rail Leasing VII LLC, a Delaware limited liability company ("TRL VII") and a limited purpose, indirect wholly-owned subsidiary of the Company owned through TILC, issued $238.3 million in aggregate principal amount of Secured Railcar Equipment Notes, Series 2009-1 (the "TRL VII Notes"). In May 2024, with the net proceeds of the TRL-2024 Notes, as described below, we redeemed in full the TRL VII Notes, of which $94.1 million was outstanding at the redemption date. The all-in interest rate for the TRL VII Notes was 6.66% per annum. In connection with the redemption of the TRL VII Notes, during the year ended December 31, 2024, we recognized a loss on extinguishment of debt of $1.4 million, which included a $0.6 million early redemption premium and a write-off of $0.8 million in unamortized debt issuance costs. These charges are reflected in the interest expense, net line of our Consolidated Statements of Operations for the year ended December 31, 2024.

TRL-2010 – In October 2010, Trinity Rail Leasing 2010 LLC, a Delaware limited liability company ("TRL-2010") and a limited purpose, indirect wholly-owned subsidiary of the Company owned through TILC, issued $369.2 million in aggregate principal amount of Secured Railcar Equipment Notes, Series 2010-1 (the "TRL-2010 Notes"), of which $150.0 million was outstanding as of December 31, 2024. The TRL-2010 Notes bear interest at a fixed rate of 5.19%, are payable monthly, and have a stated final maturity date of October 16, 2040. The TRL-2010 Notes are obligations of TRL-2010 and are non-recourse to Trinity. The obligations are secured by a portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by TRL-2010.

TRL-2017 – Trinity Rail Leasing 2017, LLC, a Delaware limited liability company ("TRL-2017") and a limited purpose, indirect wholly-owned subsidiary of the Company owned through TILC, previously issued $302.4 million of promissory notes (the "Original 2017 Promissory Notes") due May 15, 2024. In November 2018, the Original 2017 Promissory Notes were extended through November 8, 2025 at an increased aggregate amount of $663.0 million. In July 2020, TRL-2017 issued an additional $225.0 million of promissory notes pursuant to a provision contained in its existing Amended and Restated Loan Agreement dated November 8, 2018 (together with previously-issued promissory notes, the "2017 Promissory Notes"). As of December 31, 2024, $632.8 million of the 2017 Promissory Notes was outstanding. In February 2023, we amended the Amended and Restated Loan Agreement and the TRL-2017 interest rate swap agreements to transition the benchmark rate from LIBOR to one-month term SOFR plus a benchmark adjustment. The Company elected to apply the optional accounting expedient under ASC 848, *Reference Rate Reform*, for hedging relationships affected by reference rate reform. The 2017 Promissory Notes bear interest at one-month term SOFR plus (1) a benchmark adjustment of 11 basis points and (2) a facility margin of 1.50%, for an all-in interest rate of 6.01% as of December 31, 2024, and are payable monthly. The 2017 Promissory Notes are obligations of TRL-2017 and are non-recourse to Trinity. The 2017 Promissory Notes are secured by a portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by TRL-2017.

TRL-2018 – In June 2018, Trinity Rail Leasing 2018, LLC, a Delaware limited liability company ("TRL-2018") and a limited purpose, indirect wholly-owned subsidiary of the Company owned through TILC, issued $482.5 million in Secured Railcar Equipment Notes (the "TRL-2018 Secured Railcar Equipment Notes"). The TRL-2018 Secured Railcar Equipment Notes consisted of two classes of notes with (i) an aggregate principal amount of $200.0 million of TRL-2018's Series 2018-1 Class A-1 Secured Railcar Equipment Notes (the "TRL-2018 Class A-1 Notes"), and (ii) an aggregate principal amount of $282.5 million of TRL-2018's Series 2018-1 Class A-2 Secured Railcar Equipment Notes (the "TRL-2018 Class A-2 Notes"). In October 2020, TRL-2018 issued $155.5 million of Series 2020-1 Class A Secured Railcar Equipment Notes (the "2020-1 Notes") (the TRL-2018 Class A-1 Notes, the TRL-2018 Class A-2 Notes, and the 2020-1 Notes are, collectively, the "TRL-2018 Notes"). In a separate transaction during October 2020, TRL-2018 redeemed its TRL-2018 Class A-1 Notes, of which $153.1 million was outstanding at the redemption date. The fixed interest rate for these notes was 3.82% per annum.

The TRL-2018 Class A-2 Notes, of which $282.5 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 4.62%, are payable monthly, and have a stated final maturity date of June 17, 2048. The 2020-1 Notes, of which $76.7 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 1.96%, are payable monthly, and have a stated final maturity date of October 17, 2050. The TRL-2018 Notes are obligations of TRL-2018 and are non-recourse to Trinity. The obligations are secured by a portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by TRL-2018.

TRL-2019 – In April 2019, Trinity Rail Leasing 2019 LLC, a Delaware limited liability company ("TRL-2019") and a limited purpose, indirect wholly-owned subsidiary of the Company owned through TILC, issued $528.3 million in Secured Railcar Equipment Notes (the "TRL-2019 Notes"). The TRL-2019 Notes, of which $403.5 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 3.82%, are payable monthly, and have a stated final maturity date of April 17, 2049. The TRL-2019 Notes are obligations of TRL-2019 and are non-recourse to Trinity. The obligations are secured by a portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by TRL-2019.

In October 2019, TRL-2019 issued an additional $386.5 million in Secured Railcar Equipment Notes (the "TRL-2019-2 Notes"). The TRL-2019-2 Notes consisted of two classes of notes with (i) an aggregate principal amount of $106.9 million of TRL-2019's Series 2019-2 Class A-1 Secured Railcar Equipment Notes (the "TRL-2019 Class A-1 Notes"), and (ii) an aggregate principal amount of $279.6 million of TRL-2019's Series 2019-2 Class A-2 Secured Railcar Equipment Notes (the "TRL-2019 Class A-2 Notes"). The TRL-2019 Class A-1 Notes, of which $28.3 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 2.39%, are payable monthly, and have a stated final maturity date of October 17, 2049. The TRL-2019 Class A-2 Notes, of which $279.6 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 3.10%, are payable monthly, and have a stated final maturity date of October 17, 2049. The TRL-2019-2 Notes are obligations of TRL-2019 and are non-recourse to Trinity. The obligations are secured by a portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by TRL-2019.

TRL-2020 – In November 2020, Trinity Rail Leasing 2020 LLC, a Delaware limited liability company ("TRL-2020") and a limited purpose, indirect wholly-owned subsidiary of the Company owned through TILC, issued an aggregate principal amount of (i) $110.0 million of TRL-2020's Series 2020-2 Class A-1 Secured Railcar Equipment Notes (the "TRL-2020 Class A-1 Notes"), (ii) $240.3 million of TRL-2020's Series 2020-2 Class A-2 Secured Railcar Equipment Notes (the "TRL-2020 Class A-2 Notes"), and (iii) $20.5 million of TRL-2020's Series 2020-2 Class B Secured Railcar Equipment Notes (the "TRL-2020 Class B Notes") (the TRL-2020 Class A-1 Notes, the TRL-2020 Class A-2 Notes, and the TRL-2020 Class B Notes are, collectively, the "TRL-2020 Notes"). The TRL-2020 Class A-1 Notes, of which $36.0 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 1.83%. The TRL-2020 Class A-2 Notes, of which $240.3 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 2.56%. The TRL-2020 Class B Notes, of which $20.5 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 3.69%. The TRL-2020 Notes are payable monthly, and have a stated final maturity date of November 19, 2050. The TRL-2020 Notes are obligations of TRL-2020 and are non-recourse to Trinity. The obligations are secured by a portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by TRL-2020.

TRL-2021 – In June 2021, Trinity Rail Leasing 2021 LLC, a Delaware limited liability company ("TRL-2021") and a limited purpose, indirect wholly-owned subsidiary of the Company owned through TILC, issued an aggregate principal amount of (i) $305.2 million of its Series 2021-1 Class A Green Secured Railcar Equipment Notes (the "TRL-2021 Class A Notes") and (ii) $19.8 million of its Series 2021-1 Class B Green Secured Railcar Equipment Notes (the "TRL-2021 Class B Notes") (the TRL-2021 Class A Notes and the TRL-2021 Class B Notes are, collectively, the "TRL-2021 Notes"). The TRL-2021 Class A Notes, of which $262.2 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 2.26%. The TRL-2021 Class B Notes, of which $19.8 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 3.08%. The TRL-2021 Notes are payable monthly, and have a stated final maturity date of July 19, 2051. The TRL-2021 Notes are obligations of TRL-2021 and are non-recourse to Trinity. The obligations are secured by a portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by TRL-2021.

In May 2024, TRL-2021 issued an aggregate principal amount of $432.4 million of its Series 2024-1 Class A Green Secured Railcar Equipment Notes (the "TRL-2024 Notes"). The TRL-2024 Notes, of which $424.5 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 5.78%. The TRL-2024 Notes are payable monthly and have a stated final maturity date of May 19, 2054. We incurred $4.4 million in debt issuance costs, which will be amortized to interest expense through the anticipated repayment date of the TRL-2024 Notes. The TRL-2024 Notes are obligations of TRL-2021 and are non-recourse to Trinity. The obligations are secured by a portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by TRL-2021. Net proceeds received from the railcars acquired in connection with the issuance of the TRL-2024 Notes were used to repay approximately $218.9 million of borrowings under TILC's warehouse loan facility; to redeem the outstanding debt of TRL VII, as described above; and for general corporate purposes.

TRL-2022 – In April 2022, Trinity Rail Leasing 2022 LLC, a Delaware limited liability company ("TRL-2022") and a limited purpose, indirect wholly-owned subsidiary of the Company owned through TILC, issued an aggregate principal amount of $244.8 million of its Series 2022-1 Class A Green Secured Railcar Equipment Notes (the "TRL-2022 Notes"). The TRL-2022 Notes, of which $223.7 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 4.55%, are payable monthly, and have a stated final maturity date of May 20, 2052. The TRL-2022 Notes are obligations of TRL-2022 and are non-recourse to Trinity. The obligations are secured by a portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by TRL-2022.

TRL-2023 Term Loan – In June 2023, TRL-2023 entered into a $340.0 million term loan agreement. The TRL-2023 term loan was established to finance railcars and related operating leases thereon purchased by TRL-2023 from TILC and TILC's warehouse loan facility. The TRL-2023 term loan bears interest at a variable rate of daily simple SOFR plus (1) a benchmark adjustment of 10 basis points and (2) a facility margin of 1.80%, for an all-in interest rate of 6.36% as of December 31, 2024. The TRL-2023 term loan has a stated maturity date of June 12, 2028. The TRL-2023 term loan is an obligation of TRL-2023 and is non-recourse to Trinity. The obligation is secured by a portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by TRL-2023.

Other equipment financing – In December 2023, TILC sold to a third party, and subsequently leased back, certain railcars for total proceeds of $52.3 million. The transaction did not qualify as a sale-leaseback and is being accounted for as a financing transaction. Accordingly, no gain or loss was recorded in connection with this transaction, and the sold assets remain within property, plant, and equipment, net in our Consolidated Balance Sheets and will continue to be depreciated over their remaining useful lives for the duration of the lease. A financing liability equal to the amount of consideration received from the buyer-lessor was recorded within debt in our Consolidated Balance Sheets. A portion of the future lease payments that we make to the buyer-lessor will reduce the financing liability and the remainder will be recorded as interest expense. As of December 31, 2024, the carrying value of the financing liability was $50.0 million.

Partially-owned leasing subsidiaries

Triumph Rail – In June 2021, Triumph Rail issued an aggregate principal amount of (i) $535.0 million of its Series 2021-2 Class A Green Secured Railcar Equipment Notes (the "Triumph Class A Notes") and (ii) $25.4 million of its Series 2021-2 Class B Green Secured Railcar Equipment Notes (the "Triumph Class B Notes") (the Triumph Class A Notes and the Triumph Class B Notes are, collectively, the "Triumph Notes"). The Triumph Class A Notes, of which $444.1 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 2.15%. The Triumph Class B Notes, of which $25.4 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 3.08%. The Triumph Notes are payable monthly, and have a stated final maturity date of June 15, 2051. The Triumph Notes are non-recourse to Trinity, TILC, TRIP Holdings, and the other equity investors in TRIP Holdings, and are secured by Triumph Rail's portfolio of railcars and operating leases thereon, its cash reserves, and other assets owned by Triumph Rail.

Tribute Rail – In May 2022, Tribute Rail issued an aggregate principal amount of (i) $290.0 million of its Series 2022-1 Class A Green Secured Railcar Equipment Notes (the "Class A Notes") and (ii) $37.0 million of its Series 2022-1 Class B Green Secured Railcar Equipment Notes (the "Class B Notes") (the Class A Notes and the Class B Notes are, collectively, the "Tribute Rail Notes"). The Class A Notes, of which $250.8 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 4.76%. The Class B Notes, of which $37.0 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 5.75%. The Tribute Rail Notes are payable monthly and have a stated final maturity date of May 17, 2052. The Tribute Rail Notes are non-recourse to Trinity, TILC, TRIP Holdings, and the other equity investors in TRIP Holdings, and are secured by Tribute Rail's portfolio of railcars and operating leases thereon, certain cash reserves, and other assets acquired and owned by Tribute Rail.

TRP-2021 – In June 2021, TRP-2021 issued an aggregate principal amount of (i) $334.0 million of its Series 2021-1 Class A Green Secured Railcar Equipment Notes (the "TRP-2021 Class A Notes") and (ii) $21.0 million of its Series 2021-1 Class B Green Secured Railcar Equipment Notes (the "TRP-2021 Class B Notes") (the TRP-2021 Class A Notes and the TRP-2021 Class B Notes are, collectively, the "TRP-2021 Notes"). The TRP-2021 Class A Notes, of which $298.6 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 2.07%. The TRP-2021 Class B Notes, of which $21.0 million was outstanding as of December 31, 2024, bear interest at a fixed rate of 3.06%. The TRP-2021 Notes are payable monthly, and have a stated final maturity date of June 15, 2051. The TRP-2021 Notes are non-recourse to Trinity, TILC, RIV 2013, and the other equity investors in RIV 2013, and are secured by TRP-2021's portfolio of railcars and operating leases thereon, its cash reserves, and other assets owned by TRP-2021.

During the year ended December 31, 2022, we recognized a loss on extinguishment of debt of $1.5 million, which related to the write-off of unamortized debt issuance costs in connection with the repayment of TRIP Railcar Co. LLC's outstanding term loan agreement. These charges are reflected in the interest expense, net line of our Consolidated Statements of Operations for the year ended December 31, 2022.

Triumph Rail and Tribute Rail are wholly-owned subsidiaries of TRIP Holdings, and TRP-2021 is a wholly-owned subsidiary of RIV 2013. TRIP Holdings and RIV 2013 are partially-owned subsidiaries of the Company, through its wholly-owned subsidiary, TILC. Our ownership interests in TRIP Holdings and RIV 2013 are 42.6% and 30.5%, respectively. See Note 5 for further information.

Scheduled Repayments of Debt

Each of our secured railcar equipment notes generally has an anticipated repayment date and a stated final maturity date. While the stated final maturity dates of each of these notes can be up to 30 years after the respective issuance dates, the cash flows from the encumbered assets of each of these notes will be applied, pursuant to the payment priorities of their respective indentures, so as to amortize their respective notes to achieve monthly targeted principal balances. If the cash flow assumptions used in determining the targeted balances are met, it is anticipated that the notes will be repaid well in advance of their stated final maturity date; the repayments reflected in the table below are based on the earlier anticipated repayment dates rather than the stated final maturity dates. There can be no assurance, however, that such cash flow assumptions will be realized. If these notes are not repaid by the anticipated repayment date, the respective interest rates on these notes would increase from the fixed rates stated above.

The remaining principal payments under existing debt agreements as of December 31, 2024 based on the anticipated repayment dates are as follows:

	2025	2026	2027	2028	2029	Thereafter	Total
				(in millions)			
Recourse:							
Senior notes due 2028	—	—	—	600.0	—	—	600.0
Non-recourse – lease fleet (Note 6):							
TILC warehouse facility	17.5	17.5	17.5	4.4	—	—	56.9
Facility termination payments – TILC warehouse facility	—	—	—	527.7	—	—	527.7
2010 secured railcar equipment notes	20.4	25.5	28.2	23.9	21.4	30.6	150.0
2017 promissory notes	632.8	—	—	—	—	—	632.8
2018 secured railcar equipment notes	14.8	14.4	18.1	311.9	—	—	359.2
2019 secured railcar equipment notes	35.0	676.4	—	—	—	—	711.4
2020 secured railcar equipment notes	10.9	13.7	272.2	—	—	—	296.8
2021 secured railcar equipment notes	29.1	30.5	30.1	259.8	18.4	338.6	706.5
2022 secured railcar equipment notes	6.7	8.1	8.2	8.2	192.5	—	223.7
TRL-2023 term loan	11.1	11.1	11.1	290.1	—	—	323.4
Other equipment financing	2.4	2.5	2.7	2.8	3.0	36.6	50.0
TRP-2021 secured railcar equipment notes	15.8	17.2	286.6	—	—	—	319.6
Triumph Rail secured railcar equipment notes	29.1	23.3	417.1	—	—	—	469.5
Tribute Rail secured railcar equipment notes	14.5	273.3	—	—	—	—	287.8
Total principal payments	$ 840.1	$1,113.5	$1,091.8	$2,028.8	$ 235.3	$ 405.8	$5,715.3

Note 10. Income Taxes

The components of the provision (benefit) for income taxes from continuing operations are as follows:

	Year Ended December 31,		
	2024	2023	2022
	(in millions)		
Current:			
Federal	60.1	38.7	1.6
State	2.6	1.3	3.5
Foreign	9.8	10.5	7.8
Total current	72.5	50.5	12.9
Deferred:			
Federal	(24.1)	(20.7)	14.5
State	1.5	(8.1)	0.4
Foreign	0.5	(12.7)	(0.2)
Total deferred	(22.1)	(41.5)	14.7
Provision (benefit)	$ 50.4	$ 9.0	$ 27.6

The provision for income taxes from continuing operations results in effective tax rates that differ from the statutory rates. The following is a reconciliation between the statutory U.S. federal income tax rate and our effective income tax rate on income before income taxes:

	Year Ended December 31,		
	2024	2023	2022
Statutory rate	21.0 %	21.0 %	21.0 %
Foreign branch taxes	1.1	1.8	2.1
State taxes	1.8	2.2	1.7
Executive compensation limitations	1.1	1.3	1.3
Noncontrolling interest in partially-owned subsidiaries	(1.8)	(1.8)	(2.1)
Equity compensation	(0.7)	(0.5)	(1.1)
Changes in valuation allowance and reserves	(0.8)	(2.2)	(0.9)
Changes in tax laws and apportionment	0.5	(7.1)	(0.5)
Release of residual taxes from AOCI	—	(8.1)	—
Other, net	0.5	(0.6)	0.3
Effective rate	22.7 %	6.0 %	21.8 %

During the year ended December 31, 2023, one of our partially-owned subsidiaries released residual tax effects that had previously been recorded in AOCI. This deferred tax benefit was originally recorded before the partially-owned subsidiary was treated as a flow-through entity, remaining in AOCI until the underlying book-to-tax difference no longer existed, which occurred during the year ended December 31, 2023. As a result, we recorded an $11.9 million income tax benefit in our Consolidated Statements of Operations during the year ended December 31, 2023.

We remeasure our state deferred tax liability on a regular basis based upon our estimate of our state tax apportionment as applied to enacted state tax rates. We also adjust our deferred balances based upon changes in tax laws and rates during the period in which those laws and rates are enacted, as well as adjusting for acquisition and disposition activity of businesses. As a result of our changes in apportionment, tax law changes, and business additions, we recorded a non-cash, deferred tax expense of $0.9 million, a benefit of $10.6 million, and an expense of $0.7 million during the years ended December 31, 2024, 2023, and 2022, respectively.

The tax provisions for the years ended December 31, 2024, 2023, and 2022 also reflect a benefit for a net adjustment to our valuation allowances of $1.8 million, $3.2 million, and $1.1 million, respectively, primarily for deferred tax assets in Mexico, state tax loss carryforwards, state reserves, and federal tax credits.

Income (loss) from continuing operations before income taxes for the years ended December 31, 2024, 2023, and 2022 was $212.9 million, $137.2 million, and $127.1 million, respectively, for U.S. operations, and $8.9 million, $11.8 million, and $(0.6) million, respectively, for foreign operations.

Deferred income taxes represent the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of deferred tax liabilities and assets are as follows:

	December 31,	
	2024	2023
	(in millions)	
Deferred tax liabilities:		
Depreciation, depletion, and amortization	$ 1,110.0	$ 1,100.6
Partially-owned subsidiaries basis difference	124.7	129.9
Right-of-use assets	21.5	22.3
Equity items	—	3.5
Accrued liabilities and other	7.0	4.8
Total deferred tax liabilities	1,263.2	1,261.1
Deferred tax assets:		
Workers compensation, pensions, and other benefits	33.6	30.0
Interest expense	108.8	85.0
Warranties and reserves	3.0	1.5
Equity items	1.2	—
Tax loss carryforwards and credits	30.7	31.2
Inventory	6.7	5.9
Lease liabilities	25.3	26.4
Total deferred tax assets	209.3	180.0
Net deferred tax liabilities before valuation allowances	1,053.9	1,081.1
Valuation allowances	20.8	21.6
Net deferred tax liabilities before reserve for uncertain tax positions	1,074.7	1,102.7
Deferred tax assets included in reserve for uncertain tax positions	(0.7)	(0.7)
Net deferred tax liability	$ 1,074.0	$ 1,102.0

At December 31, 2024, we had $19.0 million of tax-effected state loss carryforwards and $11.7 million of net federal and state credits remaining. We have established valuation allowances for federal, state, and foreign tax operating losses and credits that we have estimated may not be realizable.

Taxing authority examinations

Our federal tax return years through 2021 are closed under statute and the years 2022-2024 remain open. We have state tax returns that are under audit in the normal course of business, and the statutes of limitations for our Mexican subsidiaries' tax returns remain open for audit for 2019 and forward. We believe we are appropriately reserved for any potential matters.

Unrecognized tax benefits

The change in unrecognized tax benefits was as follows:

	Year Ended December 31,		
	2024	2023	2022
	(in millions)		
Beginning balance	$ 1.0	$ 3.8	$ 2.3
Additions for tax positions related to the current year	—	—	1.1
Additions for tax positions of prior years	—	—	1.7
Reductions for tax positions of prior years	—	(2.8)	—
Settlements	—	—	—
Expiration of statute of limitations	(0.1)	—	(1.3)
Ending balance	$ 0.9	$ 1.0	$ 3.8

The total amount of unrecognized tax benefits, including interest and penalties, at December 31, 2024 and 2023, that would affect our effective tax rate if recognized, was $2.6 million and $2.6 million, respectively. The additions for tax positions in the prior years are due to foreign positions of an acquired subsidiary that was recorded as part of our purchase accounting. The expiration of statute of limitations relates to a state tax position for which the statute of limitations has lapsed.

The Company accounts for interest expense and penalties related to income tax issues as income tax expense. Accordingly, interest expense and penalties associated with an uncertain tax position are included in the income tax provision. The total amount of accrued interest and penalties from continuing operations as of December 31, 2024 and 2023 was $2.4 million and $2.3 million, respectively. Income tax expense (benefit) for the years ended December 31, 2024, 2023, and 2022 included an increase of $0.1 million, an increase of $0.1 million, and a decrease of $0.8 million, respectively, with regard to interest expense and penalties related to uncertain tax positions.

Pillar Two

During the year ended December 31, 2024, Canada enacted a 15% minimum tax on all companies that operate in its jurisdiction, consistent with one or more Organization for Economic Co-operation and Development Global Anti-Base Erosion Model Rules ("Pillar Two"). We do not expect that Canada's enactment of Pillar Two will have a material impact to our income tax expense. Pillar Two legislation has not been enacted in the other jurisdictions in which we operate, and we will continue to monitor our potential exposure as more jurisdictions adopt these provisions.

Note 11. Employee Retirement Plans

We sponsor a defined contribution plan (the "401(k) plan") that provides retirement income for eligible employees. Additionally, we sponsor a Supplemental Executive Retirement Plan ("SERP"), which is our only remaining defined benefit plan and is frozen to new participants. The annual measurement date of the benefit obligations and funded status is December 31.

Components of Net Periodic Benefit Cost and Other Retirement Expenses

	Year Ended December 31,		
	2024	**2023**	**2022**
	(in millions)		
Defined contribution expense	$ 11.7	$ 10.1	$ 9.1
Net periodic benefit cost – Supplemental Executive Retirement Plan [1]	$ 0.7	$ 0.7	$ 0.7

[1] The non-service cost components of net periodic benefit cost are included in other, net (income) expense in our Consolidated Statements of Operations.

Obligations and funded status

At December 31, 2024 and 2023, the projected benefit obligations and net funded status of our SERP were $10.5 million and $11.1 million, respectively, which are included in accrued liabilities in our Consolidated Balance Sheets.

Amounts recognized in other comprehensive income

Amounts recognized in other comprehensive income related to actuarial gains and the amortization of actuarial gains or losses during the years ended December 31, 2024, 2023, and 2022 were not significant in relation to the Consolidated Financial Statements. At December 31, 2024, AOCI included unrecognized actuarial losses related to our SERP of $2.3 million ($1.2 million net of related income taxes). Actuarial losses included in AOCI and expected to be recognized in net periodic pension cost for the year ended December 31, 2025 are $0.1 million ($0.1 million, net of related income taxes).

Funding of Defined Contribution Plans

The Company's 401(k) plan utilizes a qualified automatic contribution arrangement safe harbor plan structure. The matching structure provides for a dollar-for-dollar Company match on up to 6% of participants' eligible compensation, subject to a two-year cliff vesting period. Employer contributions to the 401(k) plan and the Trinity Industries, Inc. Deferred Compensation Plan for the year ending December 31, 2025 are expected to be $12.3 million, compared to $11.8 million contributed during 2024.

Note 12. Accumulated Other Comprehensive Income (Loss)

Changes in AOCI for the years ended December 31, 2024 and 2023 are as follows:

	Unrealized gains (losses) on derivative financial instruments	Net actuarial gains (losses) of defined benefit plans	Accumulated other comprehensive income (loss)
	(in millions)		
Balances at December 31, 2022	$ 20.9	$ (1.2)	$ 19.7
Other comprehensive income (loss), net of tax, before reclassifications	10.6	(0.3)	10.3
Amounts reclassified from AOCI, net of tax benefit of $7.4, $—, and $7.4	(26.1)	0.1	(26.0)
Less: noncontrolling interest	7.0	—	7.0
Other comprehensive loss	(8.5)	(0.2)	(8.7)
Balances at December 31, 2023	12.4	(1.4)	11.0
Other comprehensive income (loss), net of tax, before reclassifications	(3.5)	0.1	(3.4)
Amounts reclassified from AOCI, net of tax expense of $3.7, $—, and $3.7	(11.5)	0.1	(11.4)
Less: noncontrolling interest	(0.4)	—	(0.4)
Other comprehensive income (loss)	(15.4)	0.2	(15.2)
Balances at December 31, 2024	$ (3.0)	$ (1.2)	$ (4.2)

In May 2013, one of our partially-owned leasing subsidiaries, TRIP Holdings, was converted to a partnership for income tax purposes. At the time of the conversion, TRIP Holdings had deferred tax assets associated with certain terminated interest rate hedges that were initially recognized as a component of AOCI. As TRIP Holdings was no longer a taxable entity following the conversion, these deferred tax assets were removed during the year ended December 31, 2013, with a corresponding charge to income tax expense in the Consolidated Statements of Operations, leaving residual tax effects in AOCI. These residual tax effects are released when the item giving rise to the tax effect is disposed of, liquidated, or terminated. Pursuant to our election of the portfolio approach, we released the residual tax effects when all of the interest rate swap balances were fully amortized, which occurred during the first quarter of 2023. Consequently, during the year ended December 31, 2023, we recorded an income tax benefit of $13.2 million to TRIP Holdings, reflecting the reclassification of the residual tax effects previously recorded in AOCI. The controlling interest portion of this income tax benefit was $4.4 million.

See Note 3 for information on the reclassification of amounts in AOCI into earnings. Reclassifications of unrealized before-tax gains and losses on derivative financial instruments are included in interest expense, net for our interest rate hedges and in cost of revenues for our foreign currency hedges in our Consolidated Statements of Operations. Reclassifications of before-tax net actuarial gains/(losses) of defined benefit plans are included in other, net (income) expense in our Consolidated Statements of Operations.

Note 13. Common Stock and Stock-Based Compensation

Stockholders' Equity

Share Repurchase Authorization

In December 2022, our Board of Directors authorized a share repurchase program effective December 9, 2022 with no expiration. The share repurchase program authorizes the Company to repurchase up to $250.0 million of its common stock. During the year ended December 31, 2024, share repurchases totaled 0.6 million shares, at a cost of approximately $21.0 million, resulting in a remaining authorization to repurchase up to $229.0 million of our common stock under the share repurchase program as of December 31, 2024. Certain shares of stock repurchased during December 2024, totaling $0.3 million, were cash settled in January 2025 in accordance with normal settlement practices. There were no shares repurchased under this share repurchase program during the year ended December 31, 2023.

Previous Share Repurchase Authorization

In September 2021, our Board of Directors authorized a share repurchase program effective September 9, 2021 through December 31, 2022. The share repurchase program authorized the Company to repurchase up to $250.0 million of its common stock. In December 2021, we entered into an accelerated share repurchase agreement (the "ASR") to repurchase $125.0 million of our common stock. Approximately 3.3 million shares totaling $100.0 million that were repurchased as part of the ASR on December 31, 2021 were delivered to the Company in January 2022 in accordance with normal settlement practices, representing approximately 80% of the total notional value of the ASR. The ASR was completed in April 2022. During the year ended December 31, 2022, share repurchases totaled 2.8 million shares, at a cost of approximately $76.8 million. Share repurchases during the year ended December 31, 2022 included 0.8 million shares, at a cost of $25.0 million, representing the final settlement of the ASR, which was funded in December 2021 but a portion of which remained outstanding as of December 31, 2021. Our Board of Directors terminated this share repurchase program effective December 8, 2022, and the remaining authorization of $21.3 million under this program expired unused.

Stock-Based Compensation

Stock Award Plans

Our Fifth Amended and Restated Stock Option and Incentive Plan (the "Plan") provides for awarding 22,050,000 (adjusted for stock splits) shares of common stock plus (i) shares covered by forfeited, expired, and canceled options granted under prior plans; and (ii) shares tendered as full or partial payment for the purchase price of an award or to satisfy tax withholding obligations. At December 31, 2024, a total of 2,978,308 shares were available for issuance. The Plan provides for the granting of nonqualified and incentive stock options having maximum ten-year terms to purchase common stock at its market value on the award date; stock appreciation rights based on common stock fair market values with settlement in common stock or cash; restricted stock awards; restricted stock units; and performance awards with settlement in common stock or cash on achievement of specific business objectives. Our stock options have contractual terms of ten years and become exercisable over a three-year period.

Stock-Based Compensation Expense

The cost of employee services received in exchange for awards of equity instruments is referred to as stock-based compensation and is recognized over the applicable vesting periods based on the grant date fair-value of those awards. Stock-based compensation expense totaled $23.6 million, $22.7 million, and $22.5 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The income tax benefit related to stock-based compensation expense was $6.8 million, $2.8 million, and $2.6 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Stock Options

Expense related to stock options is recognized on a straight-line basis over the vesting period.

	Number of Shares	Weighted Average Grant-Date Fair Value per Award	Weighted Average Remaining Contractual Terms (Years)	Aggregate Intrinsic Value (in millions)
Options outstanding at December 31, 2023	300,000	$ 5.26		
Granted	—	$ —		
Exercised	—	$ —		
Cancelled	—	$ —		
Options outstanding and exercisable at December 31, 2024	300,000	$ 5.26	5.1	$ 4.0

At December 31, 2024, there was no unrecognized compensation expense related to stock options. The weighted average exercise price of stock options outstanding as of December 31, 2024 was $21.61. There were no options exercised during the years ended December 31, 2024, 2023, and 2022.

Restricted Stock Units

Expense related to restricted stock units ("RSUs") issued to eligible employees under the Plan is recognized over the vesting period, generally between three years and four years. Beginning in 2020, certain RSU grants provide for full vesting when the award recipients retire having reached 60 years of age and having provided at least ten years of service to the Company, provided that the awards remain outstanding for a period of six months from the date of grant. The expense for these awards is recognized over the applicable service period for each of the eligible award recipients. Expense related to RSUs granted to non-employee directors under the Plan is recognized on a straight-line basis over the vesting period, generally one year. The fair value of RSUs granted is based on the Company's closing stock price on the date of grant. Forfeitures are recognized as a reduction to expense in the period in which they occur.

	Number of Restricted Stock Units	Weighted Average Grant-Date Fair Value per Award	Aggregate Intrinsic Value (in millions)
Restricted stock units outstanding at December 31, 2023	1,646,571	$ 22.60	$ 43.8
Granted	455,673	$ 30.70	
Vested	(671,979)	$ 23.52	
Forfeited	(133,403)	$ 25.21	
Restricted stock units outstanding at December 31, 2024	1,296,862	$ 24.71	$ 45.5

Additional information related to RSUs is as follows:

	Year Ended December 31,		
	2024	2023	2022
	(in millions, except weighted average fair value)		
Weighted average grant-date fair value of RSUs granted	$ 30.70	$ 21.63	$ 25.65
Total grant-date fair value of RSUs vested and released	$ 15.8	$ 14.9	$ 14.2
Total intrinsic value of RSUs vested and released	$ 20.6	$ 13.9	$ 16.5

At December 31, 2024, unrecognized compensation expense related to RSUs totaled $15.0 million, which will be recognized over a weighted average period of 1.5 years.

Performance Units

Performance units are granted to employees based upon a target level; however, depending upon the achievement of certain specified goals during the performance period, performance units may be adjusted to a level ranging between 0% and 200% of the target level. The performance units vest upon certification by the Human Resources Committee of the Board of Directors of the achievement of the specified performance goals. Expense related to performance units is recognized on a straight-line basis from their award date to the end of the performance period, generally three years. For the performance units granted for which the payout is based on relative total shareholder return, the fair value was estimated at the date of grant using a Monte Carlo simulation with assumptions that reflect market conditions at the date of grant, including stock price, risk-free interest rate, expected term, expected volatility, and dividend yield. For the performance units granted for which the payout is based on return on equity, the fair value is based on the Company's closing stock price on the date of grant, adjusted to exclude the cumulative value of dividends over the three-year vesting period as these units do not earn dividend equivalents. Forfeitures are recognized as a reduction to expense in the period in which they occur.

	Number of Performance Units	Weighted Average Grant-Date Fair Value per Award	Aggregate Intrinsic Value (in millions)
Performance units outstanding at December 31, 2023	747,214	$ 29.41	$ 19.9
Granted	241,212	$ 29.54	
Performance adjustment [1]	40,179	$ 20.27	
Vested [2]	(273,078)	$ 29.39	
Forfeited	(31,905)	$ 27.84	
Performance units outstanding at December 31, 2024	723,622	$ 29.15	$ 25.4

[1] For the 2021-2023 performance period, performance adjustment includes 63,954 additional performance units for return on equity, for which actual performance resulted in a payout of 170% of target, and is net of 23,775 performance units for relative total shareholder return, for which actual performance resulted in a payout of 91% of target.

[2] Includes 63,954 performance units for the 2021-2023 performance period for return on equity that were paid out at 170% of target based on actual performance achieved.

Additional information related to performance units is as follows:

	Year Ended December 31,		
	2024	2023	2022
	(in millions, except weighted average fair value)		
Weighted average grant-date fair value of performance units granted	$ 29.54	$ 27.72	$ 29.80
Total grant-date fair value of performance units vested and released	$ 8.0	$ 10.2	$ 4.7
Total intrinsic value of performance units vested and released	$ 8.4	$ 8.6	$ 4.8

At December 31, 2024, unrecognized compensation expense related to performance units totaled $10.3 million, which will be recognized over a weighted average period of 1.4 years.

Restricted Stock Awards

Expense related to restricted stock awards ("RSAs") granted to non-employee directors under the Plan is recognized on a straight-line basis over the vesting period, generally one year. Certain RSAs vest in their entirety upon an employee's retirement from the Company, taking into consideration the employee's age and years of service to the Company, as defined more specifically in our benefit plans. The fair value of RSAs granted is based on the Company's closing stock price on the date of grant. Forfeitures are recognized as a reduction to expense in the period in which they occur.

	Number of Restricted Stock Awards	Weighted Average Grant-Date Fair Value per Award	Aggregate Intrinsic Value (in millions)
Restricted stock awards outstanding at December 31, 2023	552,240	$ 20.84	$ 14.7
Granted	15,903	$ 30.75	
Vested	(99,038)	$ 20.11	
Forfeited	(50,159)	$ 21.19	
Restricted stock awards outstanding at December 31, 2024 [1]	418,946	$ 21.34	$ 14.7

[1] The balance of RSAs outstanding at December 31, 2024 includes approximately 0.1 million RSAs for Arcosa Inc. ("Arcosa") employees that were converted under the shareholder method at the time of the Arcosa spin-off. These RSAs will be released to Arcosa employees upon vesting, but as of the spin-off date, Trinity no longer records the compensation expense associated with these shares.

Additional information related to RSAs is as follows:

	Year Ended December 31,		
	2024	2023	2022
	(in millions, except weighted average fair value)		
Weighted average grant-date fair value of RSAs granted	$ 30.75	$ 21.32	$ 25.43
Total grant-date fair value of RSAs vested and released	$ 2.0	$ 2.0	$ 1.7
Total intrinsic value of RSAs vested and released	$ 3.1	$ 2.1	$ 2.4

At December 31, 2024, unrecognized compensation expense related to RSAs totaled $1.4 million, which will be recognized over a weighted average period of 3.6 years.

Note 14. Earnings Per Common Share

Basic net income attributable to Trinity Industries, Inc. per common share ("EPS") is computed by dividing net income attributable to Trinity by the weighted average number of basic common shares outstanding for the period. Except when the effect would be antidilutive, the calculation of diluted EPS includes the net impact of potentially dilutive common shares. The Company has certain unvested RSAs that participate in dividends on a nonforfeitable basis and are therefore considered to be participating securities. Consequently, diluted net income attributable to Trinity Industries, Inc. per common share is calculated under both the two-class method and the treasury stock method, and the more dilutive of the two calculations is presented.

The following table sets forth the computation of basic and diluted net income attributable to Trinity Industries, Inc.:

	Year Ended December 31,					
	2024		**2023**		**2022**	
	(in millions, except per share amounts)					
Income from continuing operations	$	171.4	$	140.0	$	98.9
Less: Net income attributable to noncontrolling interest		(18.7)		(20.6)		(12.8)
Net income from continuing operations attributable to Trinity Industries, Inc.		152.7		119.4		86.1
Loss from discontinued operations, net of income taxes		(14.3)		(13.4)		(20.3)
Loss on sale of discontinued operations, net of income taxes		—		—		(5.7)
Net loss from discontinued operations attributable to Trinity Industries, Inc.		(14.3)		(13.4)		(26.0)
Net income attributable to Trinity Industries, Inc.	$	138.4	$	106.0	$	60.1
Basic weighted average shares outstanding		81.9		81.2		81.9
Effect of dilutive securities		2.3		2.2		2.3
Diluted weighted average shares outstanding		84.2		83.4		84.2
Basic earnings per common share:						
Income from continuing operations	$	1.86	$	1.47	$	1.05
Loss from discontinued operations		(0.17)		(0.16)		(0.32)
Basic net income attributable to Trinity Industries, Inc.	$	1.69	$	1.31	$	0.73
Diluted earnings per common share:						
Income from continuing operations	$	1.81	$	1.43	$	1.02
Loss from discontinued operations		(0.17)		(0.16)		(0.31)
Diluted net income attributable to Trinity Industries, Inc.	$	1.64	$	1.27	$	0.71
Potentially dilutive securities excluded from EPS calculation:						
Antidilutive restricted shares		—		0.1		0.1
Antidilutive stock options		—		—		—

Note 15. Contingencies

East Palestine, OH Train Derailment

On February 3, 2023, a Norfolk Southern Railway freight train derailed 38 railcars in East Palestine, Ohio. In March 2023, the State of Ohio and the United States Environmental Protection Agency filed lawsuits against Norfolk Southern Railway Company and Norfolk Southern Corporation ("Norfolk Southern"), which were consolidated in the United States District Court for the Northern District of Ohio, Eastern Division in a civil action styled <u>The State of Ohio, ex rel., Dave Yost, Ohio Attorney General, and the United States of America, Plaintiffs v. Norfolk Southern Railway Company and Norfolk Southern Corporation, Defendants</u>, Civil Action No. 4:23-cv-00517. On June 30, 2023, Norfolk Southern filed a third-party complaint against the Company's wholly-owned subsidiary, TILC, and certain other third-party defendants. Norfolk Southern asserted third-party claims against TILC for recovery of response costs, contribution, and declaratory relief under the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"); negligence; and equitable contribution. TILC was the owner of one tank car cited in this action, which was leased to a third party, who is also a third-party defendant in the litigation. On March 6, 2024, the trial court granted TILC's motion to dismiss Norfolk Southern's Third-Party Complaint and entered an order dismissing Norfolk Southern's complaint against TILC. On March 26, 2024, Norfolk Southern filed a Motion for Entry of Partial Final Judgment, which remains pending.

In April 2023, multiple putative class action lawsuits filed against Norfolk Southern were consolidated in the United States District Court for the Northern District of Ohio, Eastern Division in a civil action styled <u>In re: East Palestine Train Derailment</u>, Civil Action No. 4:23-CV-00242 ("Consolidated Class Action"). On July 25, 2023, Norfolk Southern filed a third-party complaint against the Company's wholly-owned subsidiary, TILC, and certain other third-party defendants. Norfolk Southern asserted third-party claims against TILC for negligence, joint and several liability, and contribution. On August 14, 2023, plaintiffs filed a First Amended Master Consolidated Class Action Complaint and Jury Demand ("First Amended Complaint") asserting direct claims for negligence, gross negligence, and medical monitoring against Oxy Vinyls LP, GATX Corporation, General American Marks Company, and TILC ("Railcar Defendants"). TILC was the owner of one tank car cited in this action, which was leased to a third party, who is also a third-party defendant in the litigation. On April 9, 2024, plaintiffs and Norfolk Southern announced a settlement in principle of plaintiffs' claims against Norfolk Southern and the Railcar Defendants. Norfolk Southern preserved its third-party claims against the Railcar Defendants. On May 22, 2024, the parties filed a joint motion to dismiss, with prejudice, Norfolk Southern's third-party claims against TILC (the "Dismissal Motion"). On June 3, 2024, the court entered an order granting the Dismissal Motion (the "Dismissal Order"). The Dismissal Order dismisses, with prejudice, all of Norfolk Southern's claims against TILC, including claims for negligence and contribution. On September 27, 2024, the district court entered an order approving the settlement of plaintiffs' claims against Norfolk Southern and the Railcar Defendants. Certain individual class members have filed notices of appeal concerning the order approving the settlement. The appeals remain pending.

On December 8, 2023, a lawsuit was filed against TILC titled <u>Ambridge Area School District et al. v. Norfolk Southern Corporation et al.</u>, Case No. 2:23-cv-01530-CB, in the United States District Court for the Western District of Pennsylvania. Plaintiffs in this putative class action lawsuit assert claims against Norfolk Southern Corporation, Norfolk Southern Railway Company, Oxy Vinyls, LP, GATX Corporation, General American Marks Company, and TILC for negligence, negligence per se, strict liability, public and private nuisance, future health monitoring, trespass, and punitive damages. On February 23, 2024, TILC filed a motion to dismiss plaintiffs' amended complaint, which remains pending. TILC was the owner of one tank car cited in this action, which was leased to a third party, who is also a defendant in the litigation.

On January 31, 2025, a lawsuit was filed by more than 700 current and former residents and businesses in areas near East Palestine, Ohio against more than 50 defendants, including Norfolk Southern, Oxy Vinyls LP, GATX Corporation, General American Marks Company, TILC, certain governmental entities, and various corporate defendants, asserting various claims arising from the February 3, 2023 derailment. The case is styled <u>Josh Hickman, et al. v. Norfolk Southern Railway Company, et al.</u>, Case No. TC25-13854798, in the Court of Common Pleas, Franklin County, Ohio. Plaintiffs' lawsuit asserts claims for negligence, nuisance and nuisance per se, strict liability, trespass, punitive damages, loss of consortium, wrongful death, survivorship, civil conspiracy, and Medicaid subrogation. Not all plaintiffs in this action are asserting claims against TILC in light of the pending settlement and associated releases in the Consolidated Class Action. TILC was the owner of one tank car cited in this action, which was leased to a third party, who is also a defendant in the litigation.

On February 3, 2025, a lawsuit was filed by 20 current and former residents of areas near East Palestine, Ohio against more than 50 defendants, including Norfolk Southern, Oxy Vinyls LP, GATX Corporation, General American Marks Company, TILC, certain governmental entities, and various corporate defendants asserting various claims arising from the February 3, 2023 derailment. The case is styled <u>Gregory Taylor, et al. v. Norfolk Southern Railway Company, et al.</u>, Case No. TC25-13870158, in the Court of Common Pleas, Franklin County, Ohio. Plaintiffs' lawsuit asserts claims for negligence, nuisance and nuisance per se, strict liability, trespass, punitive damages, loss of consortium, civil conspiracy, and Medicaid subrogation. Not all plaintiffs are asserting claims against TILC in light of the pending settlement and associated releases in the Consolidated Class Action. TILC was the owner of one tank car cited in this action, which was leased to a third party, who is also a defendant in the litigation.

On February 3, 2025, a lawsuit was filed by 28 current and former residents or businesses of areas near East Palestine, Ohio against more than 15 corporate defendants, including Norfolk Southern, Oxy Vinyls LP, GATX Corporation, General American Marks Company, and TILC asserting various claims arising from the February 3, 2023 derailment. The case is styled <u>Richard Tsai, et al. v. Norfolk Southern Corporation, et al.</u>, Case No. TC25-3395394, in the Court of Common Pleas, Cuyahoga County, Ohio. Plaintiffs' lawsuit asserts claims for negligence, negligence per se, gross negligence, recklessness, strict liability, private nuisance, public nuisance, statutory nuisance under Pennsylvania and Ohio law, negligent infliction of emotional distress, intentional and/or reckless infliction of emotional distress, trespass, trespass to chattels, medical monitoring, loss of consortium, wrongful death, survivorship, and punitive damages, as well as an additional spoliation claim against Norfolk Southern. On February 3, 2025, these plaintiffs filed similar actions in Pennsylvania, styled <u>Richard Tsai, et al. v. Norfolk Southern Corporation, et al.</u>, Case Nos. 250200415 and 250200416, in the Court of Common Pleas, Philadelphia County, Pennsylvania. TILC was the owner of one tank car cited in these actions, which was leased to a third party, who is also a defendant in these matters.

The Company believes it has substantial defenses and intends to vigorously defend itself against all allegations in the third-party and direct claims asserted against TILC. The Company or its subsidiaries could be named in similar litigation involving other plaintiffs, but the ultimate number of claims and the jurisdiction(s) in which such claims, if any, may be filed may vary. We do not believe at this time that a loss is probable in these matters, nor can a range of possible losses be determined. Accordingly, no accrual or range of loss has been included in the accompanying consolidated financial statements. The Company maintains liability insurance coverage and commercial contractual indemnity rights to protect the Company's assets from losses arising from these types of litigation claims.

Highway Products Litigation

Pursuant to the purchase and sale agreement related to the sale of THP, the Company agreed to indemnify Rush Hour for certain liabilities related to the highway products business, including those liabilities resulting from or arising out of (a) the proceedings set forth under "State actions" below and (b) any other proceedings to the extent resulting from or arising out of ET Plus systems or specified ET Plus component parts that are both (i) manufactured prior to December 31, 2021, and (ii) sold in the United States on or prior to April 30, 2022, or related warranty obligations with respect thereto.

State actions

Mr. Joshua Harman filed a state qui tam action currently pending pursuant to the Virginia Fraud Against Taxpayers Act ("VFATA") (<u>Commonwealth of Virginia ex rel. Joshua M. Harman v. Trinity Industries, Inc. and Trinity Highway Products, LLC</u>, Case No. CL13-698, in the Circuit Court, Richmond, Virginia). Mr. Harman alleged the Company violated the VFATA pertaining to sales of the ET Plus, and he is seeking damages, civil penalties, attorneys' fees, costs, and interest. The Commonwealth of Virginia Attorney General has intervened in the Virginia matter. On February 7, 2024, the trial court granted the Company's motion for summary judgment. On July 26, 2024, Mr. Harman filed a Notice of Appeal of the trial court's final judgment and all adverse rulings, including the denial of Mr. Harman's and the Commonwealth of Virginia's motion for reconsideration. Mr. Harman's appeal remains pending.

In a similar New Jersey state qui tam action (<u>State of New Jersey ex rel. Joshua M. Harman v. Trinity Industries, Inc. and Trinity Highway Products, LLC</u>, Case No.L-1344-14, in the Superior Court of New Jersey Law Division: Mercer County) that was previously dismissed by the trial court, Mr. Harman sought leave to file an amended complaint pursuant to the New Jersey False Claims Act. On February 16, 2022, the trial court denied Mr. Harman's motion. On August 9, 2022, Mr. Harman appealed the trial court's order denying Mr. Harman's motion for leave to file an amended complaint. On December 27, 2024, the appellate court affirmed the trial court's order denying Mr. Harman leave to file an amended complaint. Mr. Harman's deadline to file a Notice of Petition for Certification to the New Jersey Supreme Court was January 16, 2025, and no such notice was filed.

The Company believes that it has substantial defenses in these matters and intends to vigorously defend against all allegations. Based on information currently available to the Company, we currently do not believe that a loss is probable in the state qui tam actions described above, therefore no accrual has been included in the accompanying Consolidated Financial Statements. Because of the complexity of these actions, as well as the current status of certain of these actions, we are not able to estimate a range of possible losses with respect to any one or more of these actions. While the financial impacts of these state actions are currently unknown, they could be material.

Product liability cases

The Company is currently defending product liability lawsuits that are alleged to involve the ET Plus as well as other products manufactured by THP. These cases are diverse in light of the randomness of collisions in general and the fact that each accident involving a roadside device, such as an end terminal, or any other fixed object along the highway, has its own unique facts and circumstances. The Company carries general liability insurance to mitigate the impact of adverse judgment exposures in these product liability cases. To the extent that the Company believes that a loss is probable with respect to these product liability cases, the accrual for such losses is included in the amounts described below under "Other matters".

Other Matters

The Company is involved in claims and lawsuits incidental to our business arising from various matters, including product warranty, personal injury, environmental issues, workplace laws, and various governmental regulations. The Company evaluates its exposure to such claims and suits periodically and establishes accruals for these contingencies when a range of loss can be reasonably estimated. The range of reasonably possible losses for such matters is $7.5 million to $18.9 million. This range includes any amounts related to the matters described above in the section titled "Highway products litigation." At December 31, 2024, total accruals of $8.9 million, including environmental and workplace matters described below, are included in accrued liabilities in the accompanying Consolidated Balance Sheets. The Company believes any additional liability would not be material to its financial position or results of operations.

Trinity is subject to remedial orders and federal, state, local, and foreign laws and regulations relating to the environment and the workplace. The Company has reserved $1.2 million to cover our probable and estimable liabilities with respect to the investigations, assessments, and remedial responses to such matters, taking into account currently available information and our contractual rights to indemnification and recourse to third parties. However, estimates of liability arising from future proceedings, assessments, or remediation are inherently imprecise. Accordingly, there can be no assurance that we will not become involved in future litigation or other proceedings involving the environment and the workplace or, if we are found to be responsible or liable in any such litigation or proceeding, that such costs would not be material to the Company. We believe that we are currently in substantial compliance with environmental and workplace laws and regulations.

Loss Events in Cartersville, Georgia

We experienced two separate loss events at the Company's facility in Cartersville, Georgia. With each of these events, we incurred costs related to cleanup and damage remediation activities in order for the facility to resume operations. We believe our insurance coverage is sufficient to cover property damage costs related to these events. Any property damage insurance proceeds received in excess of the net book value of property lost and related cleanup costs are accounted for as a gain, in accordance with ASC 450-30, *Gain Contingencies*. Additionally, the Company may be entitled to business interruption proceeds related to these events. We record these recoveries once settlements have been reached with the insurance company.

Fire

In January 2024, a fire damaged a portion of our Cartersville, Georgia facility. To date, we have received total advanced payments from insurance of approximately $5.4 million, which includes $1.7 million for reimbursement of cleanup and damage remediation activities and the collection of a $1.0 million insurance receivable. As of December 31, 2024, we have utilized $2.7 million of the advanced payments from insurance towards new capital expenditures in support of the reconstruction efforts. During the year ended December 31, 2024, we recorded gains of $2.7 million for property damage insurance recoveries in excess of the net book value of assets destroyed, which is included in the gains on dispositions of other property line in our Consolidated Statements of Operations.

Tornado

In March 2021, a tornado damaged our Cartersville, Georgia facility. During the years ended December 31, 2023 and 2022, we recorded gains of $6.3 million and $7.5 million, respectively, for property damage insurance recoveries in excess of the net book value of assets destroyed, which is included in the gains on dispositions of other property line in our Consolidated Statements of Operations.

Note 16. Selected Quarterly Financial Data (Unaudited)

	Three Months Ended			
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(in millions, except per share data)			
Revenues:				
Manufacturing	$ 525.3	$ 560.9	$ 509.6	$ 342.6
Leasing & Services	284.3	280.5	289.2	286.8
	809.6	841.4	798.8	629.4
Operating costs:				
Costs of revenues:				
Manufacturing	476.3	505.8	460.7	305.4
Leasing & Services	168.6	156.6	168.6	169.0
	644.9	662.4	629.3	474.4
Selling, engineering, and administrative expenses	52.3	61.3	60.5	61.6
Gains on dispositions of property	2.8	24.2	13.4	22.9
Restructuring activities, net	—	—	—	4.3
Operating profit	115.2	141.9	122.4	112.0
Other expense	72.5	66.7	66.0	64.5
Income from continuing operations before income taxes	42.7	75.2	56.4	47.5
Provision for income taxes	11.0	17.1	15.6	6.7
Income from continuing operations	31.7	58.1	40.8	40.8
Loss from discontinued operations, net of income taxes	(4.3)	(1.7)	(5.3)	(3.0)
Net income	27.4	56.4	35.5	37.8
Net income attributable to noncontrolling interest	3.7	2.0	4.1	8.9
Net income attributable to Trinity Industries, Inc.	$ 23.7	$ 54.4	$ 31.4	$ 28.9
Basic earnings per common share [1]:				
Income from continuing operations	$ 0.34	$ 0.68	$ 0.45	$ 0.39
Loss from discontinued operations	(0.05)	(0.02)	(0.07)	(0.04)
Basic net income attributable to Trinity Industries, Inc.	$ 0.29	$ 0.66	$ 0.38	$ 0.35
Diluted earnings per common share [1]:				
Income from continuing operations	$ 0.33	$ 0.67	$ 0.44	$ 0.38
Loss from discontinued operations	(0.05)	(0.02)	(0.07)	(0.04)
Diluted net income attributable to Trinity Industries, Inc.	$ 0.28	$ 0.65	$ 0.37	$ 0.34

[1] The sum of the quarters may not necessarily be equal to the full year net income per common share amount.

	Three Months Ended			
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(in millions, except per share data)			
Revenues:				
Manufacturing	$ 409.0	$ 454.6	$ 560.0	$ 520.3
Leasing & Services	232.7	267.8	261.3	277.6
	641.7	722.4	821.3	797.9
Operating costs:				
Costs of revenues:				
Manufacturing	391.9	434.1	523.0	478.5
Leasing & Services	146.6	167.1	156.5	158.5
	538.5	601.2	679.5	637.0
Selling, engineering, and administrative expenses	49.9	54.3	49.1	48.6
Gains on dispositions of property	15.3	30.4	7.5	36.4
Restructuring activities, net	(0.4)	(1.8)	—	—
Operating profit	69.0	99.1	100.2	148.7
Other expense	63.7	68.2	67.9	68.2
Income from continuing operations before income taxes	5.3	30.9	32.3	80.5
Provision (benefit) for income taxes	(11.5)	7.4	6.0	7.1
Income from continuing operations	16.8	23.5	26.3	73.4
Loss from discontinued operations, net of income taxes	(3.1)	(2.3)	(2.7)	(5.3)
Net income	13.7	21.2	23.6	68.1
Net income attributable to noncontrolling interest	9.3	4.2	1.8	5.3
Net income attributable to Trinity Industries, Inc.	$ 4.4	$ 17.0	$ 21.8	$ 62.8
Basic earnings per common share [1]:				
Income from continuing operations	$ 0.09	$ 0.24	$ 0.30	$ 0.83
Loss from discontinued operations	(0.04)	(0.03)	(0.03)	(0.06)
Basic net income attributable to Trinity Industries, Inc.	$ 0.05	$ 0.21	$ 0.27	$ 0.77
Diluted earnings per common share [1]:				
Income from continuing operations	$ 0.09	$ 0.23	$ 0.29	$ 0.81
Loss from discontinued operations	(0.04)	(0.03)	(0.03)	(0.06)
Diluted net income attributable to Trinity Industries, Inc.	$ 0.05	$ 0.20	$ 0.26	$ 0.75

[1] The sum of the quarters may not necessarily be equal to the full year net income per common share amount.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

Item 9A. *Controls and Procedures.*

Disclosure Controls and Procedures.

We maintain disclosure controls and procedures designed to ensure that we are able to collect and record the information we are required to disclose in the reports we file with the SEC, and to process, summarize, and disclose this information within the time periods specified in the rules of the SEC. Our Chief Executive and Chief Financial Officers are responsible for establishing and maintaining these procedures and, as required by the rules of the SEC, evaluating their effectiveness. Based on their evaluation of our disclosure controls and procedures that took place as of the end of the period covered by this report, the Chief Executive and Chief Financial Officers concluded that these procedures are effective to 1) ensure that we are able to collect, process, and disclose the information we are required to disclose in the reports we file with the SEC within the required time periods and 2) accumulate and communicate this information to our management, including our Chief Executive and Chief Financial Officers, to allow timely decisions regarding this disclosure.

Internal Control over Financial Reporting.

During the three months ended December 31, 2024, there have been no changes in our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance, as opposed to absolute assurance, of achieving their internal control objectives.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the 2013 Framework) (COSO) in *Internal Control – Integrated Framework.* Based on our assessment, we believe that, as of December 31, 2024, our internal control over financial reporting was effective based on those criteria.

The effectiveness of internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, the independent registered public accounting firm who also audited our Consolidated Financial Statements. Ernst & Young LLP's attestation report on the effectiveness of our internal control over financial reporting follows.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Trinity Industries, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Trinity Industries, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Trinity Industries, Inc. and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), cash flows and stockholders' equity for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 20, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

 /s/ ERNST & YOUNG LLP

Dallas, Texas
February 20, 2025

Item 9B. *Other Information.*

During the three months ended December 31, 2024, none of our directors or executive officers informed the Company of the adoption or termination of a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement", as those terms are defined in Item 408 of SEC Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance.*

Information regarding the directors of the Company is incorporated by reference to the information set forth under the caption "Proposal 1 – Election of Directors" in the Company's Proxy Statement for the 2025 Annual Meeting of Stockholders (the "2025 Proxy Statement"). Information relating to the executive officers of the Company is set forth in Part I of this report under the caption "Information about our Executive Officers." Information relating to the Board of Directors' determinations concerning whether at least one of the members of the Audit Committee is an "audit committee financial expert" as that term is defined under Item 407 (d)(5) of Regulation S-K is incorporated by reference to the information set forth under the caption "Corporate Governance – Board Committees – Audit Committee" in the Company's 2025 Proxy Statement. Information regarding the Company's Audit Committee is incorporated by reference to the information set forth under the caption "Corporate Governance – Board Committees – Audit Committee" in the Company's 2025 Proxy Statement.

The Company has adopted a Code of Business Conduct and Ethics that applies to all of its directors, officers, and employees. The Code of Business Conduct and Ethics is on the Company's website at www.trin.net under the caption "Investor Relations/Governance/Governance Documents." The Company intends to post any amendments or waivers for its Code of Business Conduct and Ethics to the Company's website at www.trin.net to the extent applicable to an executive officer, principal accounting officer, or controller of the Company.

The Company has adopted insider trading policies and procedures governing the purchase, sale, and/or other disposition of its securities by directors, officers, employees, and others that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and applicable listing standards. While the Company is not subject to the insider trading policy, the Company does not trade in its securities when it is in possession of material nonpublic information other than pursuant to previously adopted Rule 10b5-1 trading arrangement. A copy of the Company's "Transactions in Trinity Securities Policy" is filed as Exhibit 19 to this Annual Report on Form 10-K.

Delinquent Section 16(a) Reports

Robert C. Biesterfeld Jr., a member of the Company's Board of Directors, holds 35 shares of the Company's common stock through a trust, of which he is the trustee and beneficiary. The trust's investments are actively managed by a third-party investment manager. At the time Mr. Biesterfeld joined the Company's Board of Directors on September 7, 2022, the trust held 49 shares of Company stock, which were inadvertently omitted from the Form 3 filed regarding his initial ownership of Company stock. The third-party investment manager erroneously executed transactions during September 2022 (one sale transaction) and March 2023 (one purchase transaction) contrary to Mr. Biesterfeld's instructions. Ownership of these shares and the related transactions were discovered in late 2024 and reported on a Form 4 filed January 3, 2025. There were no other delinquent Section 16(a) reports.

Item 11. *Executive Compensation.*

Information regarding compensation of executive officers and directors is incorporated by reference to the information set forth under the captions "Executive Compensation" and "Director Compensation" in the Company's 2025 Proxy Statement. Information concerning compensation committee interlocks and insider participation is incorporated by reference to the information set forth under the caption "Corporate Governance – Compensation Committee Interlocks and Insider Participation" in the Company's 2025 Proxy Statement. Information about the compensation committee report is incorporated by reference to the information set forth under the caption "Executive Compensation – Human Resources Committee Report" in the Company's 2025 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

Information concerning security ownership of certain beneficial owners and management is incorporated herein by reference from the Company's 2025 Proxy Statement under the caption "Security Ownership – Security Ownership of Certain Beneficial Owners and Management."

The following table sets forth information about Trinity common stock that may be issued under all of Trinity's existing equity compensation plans as of December 31, 2024.

Equity Compensation Plan Information

Plan Category:	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights		(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders:					
Stock options	300,000		$	21.61	
Restricted stock units	1,296,862	(1)	$	—	
Performance units	723,622	(1)	$	—	
	2,320,484				2,978,308
Equity compensation plans not approved by security holders	—	(2)			—
Total	2,320,484				2,978,308

_____

[1] The restricted stock units and performance units do not have an exercise price. The performance units are granted to employees based upon a target level; however, depending upon the achievement of certain specified goals during the performance period, performance units may be adjusted to a level ranging between 0% and 200% of the target level.

[2] Excludes information regarding the Trinity Deferred Plan for Director Fees. This plan permits the deferral of the payment of the annual board and committee retainer fees. At the election of the participant, the deferred fees may be converted into stock units with a fair market value equal to the value of the fees deferred, and such stock units are credited to the director's account (along with the amount of any dividends or stock distributions). At the time a participant ceases to be a director, cash will be distributed to the participant. At December 31, 2024, there were 99,900 stock units credited to the accounts of participants. Also excludes information regarding the Trinity Industries Inc. Deferred Compensation Plan (the "Deferred Compensation Plan") for certain of its highly compensated employees. Information about the Deferred Compensation Plan is incorporated herein by reference from the Company's 2025 Proxy Statement, under the caption "Executive Compensation – Compensation Discussion and Analysis – Components of Compensation – Post-employment Benefits." At December 31, 2024, there were 21,415 stock units credited to the accounts of participants under the Deferred Compensation Plan.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

Information regarding certain relationships and related person transactions is incorporated by reference to the information set forth under the captions "Corporate Governance – Compensation Committee Interlocks and Insider Participation" and "Transactions with Related Persons" in the Company's 2025 Proxy Statement. Information regarding the independence of directors is incorporated by reference to the information set forth under the captions "Corporate Governance – Independence of Directors" in the Company's 2025 Proxy Statement.

Item 14. *Principal Accountant Fees and Services.*

Information regarding principal accountant fees and services is incorporated by reference to the information set forth under the captions "Fees of Independent Registered Public Accounting Firm for Fiscal Years 2024 and 2023" in the Company's 2025 Proxy Statement.

Item 15. *Exhibits and Financial Statement Schedules.*

(a) (1) *Financial Statements.*

See Item 8.

(2) *Financial Statement Schedules.*

All schedules are omitted because they are not required, not significant, not applicable or the information is shown in the Consolidated Financial Statements or the Notes to Consolidated Financial Statements.

(3) *Exhibits.*

INDEX TO EXHIBITS
Trinity Industries, Inc.
Index to Exhibits
(Item 15(b))

NO.	DESCRIPTION
(3.1)	Amended and Restated Certificate of Incorporation of Trinity Industries, Inc., effective May 11, 2015 (incorporated by reference to Exhibit 3.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015).
(3.2)	Amended and Restated By-laws of Trinity Industries, Inc., effective September 4, 2024 (incorporated by reference to Exhibit 3.1 to our Form 8-K filed on September 9, 2024).
(4.1)	Specimen Common Stock Certificate of Trinity Industries, Inc. (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2017).
(4.2)	Indenture, dated as of June 30, 2023, by and among Trinity Industries, Inc., the guarantors thereto and Truist Bank, as trustee, governing the 7.750% Senior Notes due 2028 (incorporated by reference to Exhibit 4.1 to our Form 8-K filed on June 30, 2023).
(4.2.1)	Supplemental Indenture, dated as of June 5, 2024, by and among Trinity Industries, Inc., the guarantors party thereto and Truist Bank, as trustee (incorporated by reference to Exhibit 4.2 to our Form 8-K filed on June 5, 2024).
(4.2.2)	Form of 7.750% Senior Notes due 2028 (incorporated by reference to Exhibit A to Exhibit 4.1 to our Form 8-K filed on June 30, 2023).
(4.2.3)	Form of Additional 7.750% Senior Notes due 2028 (incorporated by reference to Exhibit A to Exhibit 4.2 to our Form 8-K filed on June 5, 2024).
(4.3)	Description of the Registrant's Securities Registered Under Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.3 to our Annual Report on Form 10-K for the annual period ended December 31, 2020).
(10.1)	Form of Change in Control Agreement entered into between Trinity Industries, Inc. and the Chief Executive Officer, and other senior executives (incorporated by reference to Exhibit 10.1 to our Form 8-K filed January 25, 2019).*
(10.2)	Deferred Compensation Plan (incorporated by reference to Exhibit 10.3 to our Annual Report on Form 10-K for the annual period ended December 31, 2020).*
(10.3)	Trinity Industries, Inc. 2005 Deferred Plan for Director Fees (incorporated by reference to Exhibit 10.8.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2016).*
(10.4)	Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.9 to our Annual Report on Form 10-K for the annual period ended December 31, 2017).*
(10.4.1)	Amendment No. 1 to the Trinity Industries, Inc. 1998 Stock Option Plan and Incentive Plan (incorporated by reference to Exhibit 10.9.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2015).*
(10.4.2)	Amendment No. 2 to the Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.9.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2015).*
(10.4.3)	Amendment No. 3 to the Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.9.3 to our Annual Report on Form 10-K for the annual period ended December 31, 2016).*
(10.4.4)	Amendment No. 4 to the Trinity Industries, Inc. 1998 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.9.4 to our Annual Report on Form 10-K for the annual period ended December 31, 2016).*
(10.5)	Fifth Amended and Restated Trinity Industries, Inc. Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 8-K filed on May 11, 2023).*
(10.5.1)	Form of Restricted Stock Grant Agreement for grants issued prior to 2008 (incorporated by reference to Exhibit 10.7.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2018).*
(10.5.2)	Form of Restricted Stock Grant Agreement for grants issued commencing 2008 (incorporated by reference to Exhibit 10.7.1.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2018).*
(10.5.3)	Form of Restricted Stock Unit Agreement for Non-Employee Directors for grants issued prior to 2008 (incorporated by reference to Exhibit 10.7.2 to our Annual Report on Form 10-K for the annual period ended December 31, 2018).*
(10.5.4)	Form of Restricted Stock Unit Agreement for Non-Employee Directors for grants issued commencing 2008 (incorporated by reference to Exhibit 10.7.2.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2018).*

NO.	DESCRIPTION
(10.5.5)	Form of Restricted Stock Unit Agreement for grants issued commencing 2019 (incorporated by reference to Exhibit 10.1 to our Form 8-K filed May 9, 2019).*
(10.5.6)	Form of Performance-Based Restricted Stock Unit Agreement for grants issued commencing 2019 (incorporated by reference to Exhibit 10.2 to our Form 8-K filed May 9, 2019).*
(10.5.7)	Form of Non-Employee Director Restricted Stock Grant Agreement for grants issued commencing 2017 (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017).*
(10.5.8)	Form of Non-Employee Director Restricted Stock Unit Agreement for grants issued commencing 2017 (incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017).*
(10.5.9)	Form of Notice of Grant of Stock Options (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020).*
(10.5.10)	Form of Restricted Stock Unit Agreement for grants issued commencing 2022 (incorporated by reference to Exhibit 10.5.11 to our Annual Report on Form 10-K for the annual period ended December 31, 2022).*
(10.5.11)	Form of Performance-Based Restricted Stock Unit Agreement for grants issued commencing 2023 (incorporated by reference to Exhibit 10.5.12 to our Annual Report on Form 10-K for the annual period ended December 31, 2022).*
(10.6)	Form of Transition Compensation Plan and Agreement entered into between Trinity Industries, Inc. and certain officers of Trinity Industries, Inc. or its subsidiaries (incorporated by reference to Exhibit 10.8.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2018).*
(10.7)	First Amended and Restated Trinity Industries, Inc. Annual Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 8-K filed March 9, 2018).*
(10.8)	Board Compensation Summary Sheet (filed herewith).*
(10.9)	Second Amended and Restated Credit Agreement, dated as of July 25, 2022, by and among Trinity Industries, Inc., as borrower, the lenders party thereto, JPMorgan Chase Bank, National Association, as administrative agent, Bank of America, N.A. and Truist Bank, as co-syndication agents, and Wells Fargo Bank, N.A., Regions Bank, and PNC Bank, National Association, as co-documentation agents (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022).
(10.9.1)	Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of December 22, 2022, by and among Trinity Industries, Inc., the lenders party thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.9.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2022).
(10.9.2)	Amendment No. 2 to Second Amended and Restated Credit Agreement, dated as of March 6, 2023, by and among Trinity Industries, Inc., JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to our Form 8-K filed on March 9, 2023).
(10.10)	Warehouse Loan Agreement dated as of March 15, 2024, among Trinity Rail Leasing Warehouse Trust, Trinity Industries Leasing Company, Atlas Securitized Products Administration, L.P., as Agent, the Lenders, and U.S. Bank Trust Company, National Association, not in its individual capacity, but solely in its capacity as collateral agent and depositary (incorporated by reference to Exhibit 10.1 to our Form 8-K filed on March 18, 2024).
(10.11)	Master Indenture dated November 5, 2009, between Trinity Rail Leasing VII LLC and Wilmington Trust Company, as indenture trustee (incorporated by reference to Exhibit 10.20 to our Annual Report on Form 10-K for the annual period ended December 31, 2014).
(10.12)	Indenture dated as of October 25, 2010, between Trinity Rail Leasing 2010 LLC and Wilmington Trust Company, as indenture trustee (incorporated by reference to Exhibit 10.20 to our Annual Report on Form 10-K for the annual period ended December 31, 2015).
(10.13)	Form of Indemnification Agreement between Trinity Industries, Inc. and certain directors and executive officers (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019).*
(10.14)	Amended and Restated Term Loan Agreement dated as of November 8, 2018, among Trinity Rail Leasing 2017 LLC; Crédit Agricole Corporate and Investment Bank, as Administrative Agent for the Lenders; the Lenders; and U.S. Bank National Association, as Collateral Agent, Custodian and Depositary (incorporated by reference to Exhibit 10.1 to our Form 8-K filed November 15, 2018).

NO.	DESCRIPTION
(10.14.1)	Amendment No. 3 to Amended and Restated Term Loan Agreement dated as of February 15, 2023, among Trinity Rail Leasing 2017 LLC; Crédit Agricole Corporate and Investment Bank, as Administrative Agent for the Lenders; the Lenders; and U.S. Bank National Association, as Custodian and Depositary; and U.S. Bank Trust Company, National Association, as Collateral Agent (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023).
(10.15)	Master Indenture dated June 20, 2018, between Trinity Rail Leasing 2018 LLC and Wilmington Trust Company, as indenture trustee (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2018).
(10.15.1)	Series 2020-1 Supplement dated October 19, 2020, between Trinity Rail Leasing 2018 LLC and Wilmington Trust Company, as indenture trustee (incorporated by reference to Exhibit 10.22.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2020).
(10.16)	Master Indenture dated April 10, 2019, between Trinity Rail Leasing 2019 LLC and U.S. Bank National Association, as indenture trustee (incorporated by reference to Exhibit 10.2.1 to our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019).
(10.16.1)	Series 2019-2 Supplement dated October 17, 2019, between Trinity Rail Leasing 2019 LLC and U.S. Bank National Association, as indenture trustee (incorporated by reference to Exhibit 10.1.1 to our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019).
(10.17)	Master Indenture dated November 19, 2020, between Trinity Rail Leasing 2020 LLC and U.S. Bank National Association, as indenture trustee (incorporated by reference to Exhibit 10.29 to our Annual Report on Form 10-K for the annual period ended December 31, 2020). [Portions omitted]
(10.17.1)	Series 2020-2 Supplement dated November 19, 2020, between Trinity Rail Leasing 2020 LLC and U.S. Bank National Association, as indenture trustee (incorporated by reference to Exhibit 10.29.1 to our Annual Report on Form 10-K for the annual period ended December 31, 2020).
(10.18)	Master Indenture dated June 15, 2021, by and between TRP 2021 LLC and U.S. Bank National Association, as Indenture Trustee (incorporated by reference to Exhibit 10.2.1 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021).
(10.18.1)	Series 2021-1 Supplement dated June 15, 2021, between TRP 2021 LLC and U.S. Bank National Association, as Indenture Trustee (incorporated by reference to Exhibit 10.2.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021).
(10.19)	Master Indenture dated June 15, 2021, by and between Triumph Rail LLC and U.S. Bank National Association, as Indenture Trustee (incorporated by reference to Exhibit 10.3.1 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021).
(10.19.1)	Series 2021-2 Supplement dated June 15, 2021, by and between Triumph Rail LLC and U.S. Bank National Association, as Indenture Trustee (incorporated by reference to Exhibit 10.3.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021).
(10.20)	Master Indenture dated June 30, 2021, by and between Trinity Rail Leasing 2021 LLC and U.S. Bank National Association, as Indenture Trustee (incorporated by reference to Exhibit 10.5.1 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021).
(10.20.1)	Series 2021-1 Supplement dated June 30, 2021, by and between Trinity Rail Leasing 2021 LLC and U.S. Bank National Association, as Indenture Trustee (incorporated by reference to Exhibit 10.5.2 to our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021).
(10.20.2)	Series 2024-1 Supplement dated May 30, 2024, by and between Trinity Rail Leasing 2021 LLC and U.S. Bank National Association (incorporated by reference to Exhibit 10.1 to our Form 8-K filed on June 4, 2024).
(10.21)	Master Indenture dated April 28, 2022, by and between Trinity Rail Leasing 2022 LLC and U.S. Bank Trust Company, National Association, as Indenture Trustee (incorporated by reference to Exhibit 10.1 to our Form 8-K filed May 3, 2022).
(10.21.1)	Series 2022-1 Supplement dated April 28, 2022, by and between Trinity Rail Leasing 2022 LLC and U.S. Bank Trust Company, National Association, as Indenture Trustee (incorporated by reference to Exhibit 10.2 to our Form 8-K filed May 3, 2022).
(10.22)	Master Indenture dated May 25, 2022, by and between Tribute Rail LLC and U.S. Bank Trust Company, National Association as Indenture Trustee (incorporated by reference to Exhibit 10.1 to our Form 8-K filed May 31, 2022).
(10.22.1)	Series 2022-1 Supplement dated May 25, 2022, by and between Tribute Rail LLC and U.S. Bank Trust Company, National Association (incorporated by reference to Exhibit 10.2 to our Form 8-K filed May 31, 2022).

NO.	DESCRIPTION
(10.23)	Term Loan Agreement dated as of June 12, 2023, among Trinity Rail Leasing 2023 LLC; Wells Fargo Bank, National Association, as Administrative Agent for the Lenders; the Lenders; and U.S. Bank Trust Company, National Association, as Collateral Agent and Depositary (incorporated by reference to Exhibit 10.1 to our Form 8-K filed June 12, 2023).
(19)	Insider trading policies and procedures (filed herewith).
(21)	Listing of subsidiaries of Trinity Industries, Inc. (filed herewith).
(23)	Consent of Ernst & Young LLP (contained on page 112 of this document and filed herewith).
(31.1)	Rule 13a-15(e) and 15d-15(e) Certification of the Chief Executive Officer (filed herewith).
(31.2)	Rule 13a-15(e) and 15d-15(e) Certification of the Chief Financial Officer (filed herewith).
(32.1)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
(32.2)	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).
(97)	Trinity Industries, Inc. Officer Compensation Recovery Policy (incorporated by reference to Exhibit 97 to our Annual Report on Form 10-K for the annual period ended December 31, 2023).
101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document (filed electronically herewith)
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document (filed electronically herewith)
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document (filed electronically herewith)
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document (filed electronically herewith)
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document (filed electronically herewith)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Management contracts and compensatory plan arrangements.

Item 16. *Form 10-K Summary.*

None.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

1) Post-Effective Amendment No. 3 to the Registration Statement (Form S-8, No. 2-64813),
2) Post-Effective Amendment No. 1 to the Registration Statement (Form S-8, No. 33-10937),
3) Registration Statement (Form S-8, No. 33-35514),
4) Registration Statement (Form S-8, No. 33-73026),
5) Registration Statement (Form S-8, No. 333-77735),
6) Registration Statement (Form S-8, No. 333-91067),
7) Registration Statement (Form S-8, No. 333-85588),
8) Registration Statement (Form S-8, No. 333-85590),
9) Registration Statement (Form S-8, No. 333-114854),
10) Registration Statement (Form S-8, No. 333-115376),
11) Registration Statement (Form S-8, No. 333-159552),
12) Registration Statement (Form S-8, No. 333-169452),
13) Registration Statement (Form S-8, No. 333-183941),
14) Registration Statement (Form S-8, No. 333-203876),
15) Registration Statement (Form S-8, No. 333-215067),
16) Registration Statement (Form S-8, No. 333-230537), and
17) Registration Statement (Form S-8, No. 333-263977)

of our reports dated February 20, 2025, with respect to the consolidated financial statements of Trinity Industries, Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of Trinity Industries, Inc. and Subsidiaries included in this Annual Report (Form 10-K) of Trinity Industries, Inc. for the year ended December 31, 2024.

 /s/ ERNST & YOUNG LLP

Dallas, Texas
February 20, 2025

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY INDUSTRIES, INC.   By /s/ Eric R. Marchetto
Registrant

                                             Eric R. Marchetto
                                             Executive Vice President and Chief Financial Officer
                                             February 20, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Directors:	Principal Executive Officer:
/s/ Leldon E. Echols	/s/ E. Jean Savage
Leldon E. Echols	E. Jean Savage
Non-Executive Chairman	Chief Executive Officer, President, and Director
Dated: February 20, 2025	Dated: February 20, 2025
/s/ William P. Ainsworth	Principal Financial Officer:
William P. Ainsworth	
Director	/s/ Eric R. Marchetto
Dated: February 20, 2025	Eric R. Marchetto
	Executive Vice President and Chief Financial Officer
/s/ Robert C. Biesterfeld Jr.	Dated: February 20, 2025
Robert C. Biesterfeld Jr.	
Director	Principal Accounting Officer:
Dated: February 20, 2025	
	/s/ Christina N. Maldonado
/s/ John J. Diez	Christina N. Maldonado
John J. Diez	Vice President and Chief Accounting Officer
Director	Dated: February 20, 2025
Dated: February 20, 2025	
/s/ Veena M. Lakkundi	
Veena M. Lakkundi	
Director	
Dated: February 20, 2025	
/s/ S. Todd Maclin	
S. Todd Maclin	
Director	
Dated: February 20, 2025	
/s/ Dunia A. Shive	
Dunia A. Shive	
Director	
Dated: February 20, 2025	

BOARD OF DIRECTORS

Leldon E. Echols
Non-Executive Chairman
Trinity Industries, Inc.

William P. Ainsworth
Retired Group President of
Energy & Transportation
Caterpillar, Inc.

Robert C. Biesterfeld, Jr.
Former Chief Executive Officer
and President
C. H. Robinson Worldwide, Inc.

John J. Diez
President and
Chief Operating Officer
Ryder System, Inc.

Veena M. Lakkundi
Segment President, Large-Scale Optical
Apogee Enterprises, Inc.

Dunia A. Shive
Former Chief Executive Officer
and President, Belo Corp.

E. Jean Savage
Chief Executive Officer
and President
Trinity Industries, Inc.

S. Todd Maclin
Retired Chairman,
Chase Commercial and
Consumer Banking
JPMorgan Chase & Co.

TRINITY INDUSTRIES EXECUTIVE LEADERSHIP TEAM

E. Jean Savage
Chief Executive Officer
and President

Eric R. Marchetto
Executive Vice President
and Chief Financial Officer

Daniel P. Anderson, Jr.
Vice President,
Corporate Strategy

Heidi Cox
Chief Information Officer

David C. DelVecchio
Vice President and Chief Human
Resources Officer

Scott M. Ewing
Executive Vice President
and Chief Legal Officer

Gregory B. Mitchell
Executive Vice President,
Leasing and Services

Charles E. Moore
Chief Commercial Officer

Luis A. Pardo
Executive Vice President,
Trinity Rail de Mexico

Kevin Poet
Executive Vice President,
Operations and Support Services

Reconciliation of GAAP EPS to Adjusted EPS

YEAR ENDED DECEMBER 31, 2024 (in millions, except per share amounts)	GAAP	Gains on dispositions of property-other[1]	Restructuring activities, net	Interest expense, net[2]	Adjusted
Net income from continuing operations attributable to Trinity Industries, Inc.	$152.7	($2.1)	$3.4	($0.9)	$153.1
Diluted weighted average shares outstanding	84.2				84.2
Diluted income from continuing operations per common share attributable to Trinity Industries, Inc.	$1.81				$1.82

[1] Represents insurance recoveries in excess of net book value for assets damaged by a fire at the Company's facility in Cartersville, Georgia in the first quarter of 2024.

[2] Represents interest income accretion related to a seller-financing agreement associated with the sale of certain non-operating assets.

Please refer to our included Annual Report on Form 10-K for a reconciliation of any non-GAAP financial measures contained but not otherwise reconciled in this Annual Report to Shareholders.



TRINITY INDUSTRIES

14221 N. Dallas Parkway
Suite 1100
Dallas, Texas 75254

214.631.4420
www.trin.net